SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of

December 31, 2021 and 2020

Table of Contents - 2021 Financial Statements
Independent Auditor’s Report on the Financial Statements		F-3
Management Report		F-8
Statements of Financial Position		F-65
Income Statements		F-67
Statements of Comprehensive Income		F-68
Statements of Changes in Equity		F-69
Statements of Cash Flows		F-70
Value Added Statements		F-72
Notes to the Financial Statements		F-73
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Financial investments
9.	Restricted cash
10.	Trade receivables
11.	Related-party balances and transactions
12.	Investments
13.	Investment properties
14.	Contract asset
15.	Intangible assets
16.	Property, plant and equipment
17.	Borrowings and financing
18.	Taxes and contributions
19.	Deferred taxes and contributions
20.	Provisions
21.	Labor and pension plan obligations
22.	Pension plan obligations
23.	Services payable
24.	Equity
25.	Earnings per share
26.	Business segment information
27.	Insurance
28.	Operating income
29.	Operating costs and expenses
30.	Financial income and expenses
31.	Other operating income (expenses), net
32.	Commitments
33.	Supplemental cash flow information
34.	Events after the reporting period
Executive Officers’ Statement		F-176
Fiscal Council’s Report		F-178
Summarized Annual Report of the Audit Committee		F-179

F-2

Independent Auditor’s Report on the Financial Statements

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Opinion

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), which comprise the balance sheet as of December 31, 2021, and the related statement of profit and loss, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of the significant accounting policies.

In our opinion, the financial statements present fairly, in all material respects, the equity and financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2021, its financial performance and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the financial statements” section of our report”.

We are independent of the Company, in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the financial statements taken as a whole, and in forming our opinion on financial statements, and, therefore, we do not provide a separate opinion on these matters.

F-3

1. Contract assets and intangible assets – Recognition of cost in the period (Notes 3.7, 3.9, 6.2 (b), 14 and 15)

Why the matter was determined to be a KAM

The Company records expenditures from concession agreements as intangible assets and contract assets. Concession agreements represent the right to explore infrastructure, based on the accounting interpretation ICPC 01 (R1) - Service Concession Agreements (IFRIC 12), which provides for the obligation of building and/or operating the infrastructure (intangible asset or concession agreement asset) to provide public services on behalf of the granting authority, under the conditions defined in the agreement.

The addition of expenditures to these lines in 2021 impacted the calculation of the construction cost and, consequently, in determining the construction revenue. The measurement of such expenditures is also affected by subjective elements due to the diverse nature of the expenses capitalized as part of the concession infrastructure, as well as of the level of judgement in determining the intangible assets and contract assets. Accordingly, we identified the capitalization of expenditures in the concession agreement asset and intangible assets as a critical area in our audit approach.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Evaluation of the design and operational effectiveness of the internal controls implemented by management for new infrastructure additions and management of the concession agreements.
•	Evaluation of the classification criteria of expenditures as concession agreement asset and intangible assets, including those related to the percentage of completion method.
•	Testing of the additions of the concession agreement asset and intangible assets to assess the nature of the expenditures and the correct classification.
•	Assess the nature of expenditures capitalized as concession agreement asset and their applicability to the criteria defined by the concession agreement and the accounting standards in effect.
•	Assess the transfers of assets under construction classified as contract asset for the operation (intangible assets).
•	Recalculation and analysis of rates for capitalized interest and recalculation of the construction margin.
•	Analysis of the consistency of the disclosures required in the notes to the financial statements.

Based on the procedures performed, we believe that the criteria used by the Company to capitalize expenditures to contract and intangible assets are reasonable, and the information presented in the financial statements is consistent with that analyzed in our audit procedures in the context of the financial statements.

2. Provisions for environmental risks (Notes 3.15, 6.2 (e) and 20)

Why the matter was determined to be a KAM

The Company is a defendant in judicial and administrative environmental lawsuits, arising from the normal course of its operations, related to fines applied by public and competent authorities on potential environmental damage caused by the Company in the municipalities where it operates. This area requires critical judgments and evaluations made by the management, supported by its legal counsel, in determining the estimates related to the recognition of liabilities, measurement of involved amounts, evaluation of the likelihood of loss in the various disputes and appropriate disclosure of existing lawsuits and litigations (contingent liabilities), in view of their relevance in relation to the financial statements.

F-4

The environmental claims classified as probable loss and subject to provision recorded in the financial statements amounted to approximately R$ 331 million as of December 31, 2020. Contingent environmental liabilities, therefore, not subject to recognition of provision according to the accounting practices adopted in Brazil, came to approximately R$ 3 billion as of December 31, 2021.

Certain laws and regulations in Brazil have high level of complexity and, therefore, the measurement, recognition, classification, and disclosure related to such lawsuits require a certain level of judgment by the Company’s management for the recognition of loss estimates and disclosures in its financial statements and, for this reason, we consider this issue to be a critical area in our audit approach.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Evaluation of the design and operational effectiveness of the internal controls implemented by management for identification, measurement, and disclosure of the amounts of the environmental lawsuits;
•	Evaluation and challenges of the criteria and assumptions used in its measurement methodology, considering historical data and information, as well as the evaluation of the confirmations received from the Company’s legal counsel;
•	Discussions and meetings with the Company’s internal legal advisors to address the processes, controls, procedures, and measurement processes regarding the forecast of the environmental claims;
•	Evaluation of the disclosures made in the financial statements regarding the adherence to the applicable rules and the provision of information on the nature, exposure and amounts accrued or disclosed related to the environmental claims in which the Company is a party.

Based on our audit approach and on the procedures performed and evidence obtained, we understand that the criteria and assumptions adopted by the Company to record the provisions for environmental claims and related disclosures are appropriate in the context of the financial statements.

Other matters

Statements of value added

The statements of value added (“DVA”) for the year ended December 31, 2021, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in NBTCG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in the technical pronouncement and are consistent with the financial statements taken as a whole.

Other information accompanying the financial statements and the auditor’s report

The Company’s management is responsible for this other information that is included in the Management Report. Our opinion on the financial statements does not cover the Management Report and we do not express any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, doing so, consider whether the report is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated. If we conclude, based on the work we have performed, that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

F-5

Responsibility of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal controls management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with governance are responsible for overseeing the financial reporting process in preparing the financial statements.

Auditor’s responsibility for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition we:

•	Identified and assessed the risk of material misstatement of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions, or misrepresentations;
•	Obtained an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;
•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	Evaluated the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
F-6

•	Obtained sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit and consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters.

We describe these matters in our auditor’s report unless a law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 24, 2022

Nelson Fernandes Barreto Filho

Assurance Partner

Grant Thornton Auditores Independentes

F-7

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2021 Management Report

MESSAGE FROM THE CEO

In 2021 we lived a period as challenging as 2020. However, the great advantage came from the legacy of the immense corporate adaptations promoted in the first year of the pandemic. With many employees already adjusted to remote work and compliance with the strict health protocols by those who continued on the front lines of the maintenance of our works and operations, we were able to continue progressing.

Vaccinated and mobilized for another year of adversities, we remained strong in our noble purpose of positively impacting the locations where we operate, further contributing to mitigate the negative social and economic effects caused by the pandemic.

In this aspect, we increased the benefits of subsidized tariffs for the Social and Vulnerable categories to nearly 300 thousand families, totaling 868 thousand families benefited. With the Legal Water Program, we replaced precarious structures of 15 thousand families living in irregular settlements with safe networks and quality water. We facilitated debt renegotiation to the business and services sectors, which were greatly affected by the effects of the pandemic.

On a larger scale, the maintenance of high investments to strengthen the supply infrastructure greatly contributed to the recovery. In 2021, we invested R$ 5.0 billion in the 375 municipalities served, which account for 68% of the São Paulo State's population.

Of this amount, approximately R$ 2.0 billion were invested in the water supply infrastructure to face the great challenge of maintaining supply with quality water and keeping up with the development of the operated area.

Efforts were also aimed to expand water security due to the climate threats to which we are subject, including in 2021, when we faced severe drought. Despite the impact on the low recharge of important reservoirs, we managed to ensure supply continuity.

It is important to highlight that, in addition to infrastructure investments, this was also possible by the adaptative improvement left by the 2014-2015 crisis legacy with a gain of resilience in the water infrastructure, which is currently more robust and integrated.

Consumers were also extremely important, as they have created rational habits and are more aware of the need to save water. In 2021, the volume of treated water in the São Paulo’s Metropolitan Region remained 10% below the average recorded before the 2014-2015 crisis.

With nearly R$ 3.0 billion invested in sewage, we continue with our structuring programs to expand collection and treatment. In the coastal region, where sewage collected is already treated, we continue with the collection structures of the Clean Wave Program. In the interior, where services are available to nearly the entire population, we focus on providing services to neighborhoods far from the municipal headquarters (isolated systems).

F-8

In the Greater São Paulo region, in the last three years alone, in the wake of the strong resumption of sewage investments after overcoming the 2014-2015 water crisis, we have already included 2.4 million people in the entire sanitation cycle through the Tietê Project. The significant improvement of the New Pinheiros River Program was one of the main highlights of this project.

At the end of 2021, 516 thousand other properties had sewage collected and treated, which corresponds to 1.5 million people assisted with this service. The initiative combines the merits of bringing life to one of the main rivers of the city and more quality of life for many communities in a vulnerable situation.

By being attentive to the changes introduced by the New Basic Sanitation Framework, we met the requirement of sending our proof of economic-financial capacity in a timely fashion for Arsesp’s analysis. Under Federal Decree 10,710/2021, this action is necessary to maintain the provision of services in the operated area and meet the goals of providing water supply and sewage collection and treatment services to the entire population by 2033. Therefore, we plan to invest around R$ 24 billion in the next five years alone.

Also in 2021, we strengthened our relationship with the Water and Basic Sanitation National Agency (ANA), contributing to the process of designing the Reference Rule that will define efficiency indicators for the sector. In the business field, we continue to improve integrity and compliance mechanisms to mitigate risks and prevent fraud and corruption.

Always seeking customer satisfaction and return to shareholders, we remain committed to the technological improvement of processes and services. We know that the permanent gain in operational efficiency is the result of improved automation, diversification of the energy source, and projects aimed at the circular economy.

The challenges imposed in 2021 have been overcome. With lower infections by the new coronavirus, we can glimpse a horizon of a return to normality. And we continue progressing in our transforming mission of acting for people’s quality of life and respect for the environment.

Benedito Braga

F-9

PROFILE

Sabesp is a mixed capital and publicly traded company controlled by the São Paulo State that provides environmental sanitation services.

At the end of 2021, the Company was directly present in 375 municipalities of the São Paulo State, which, combined, have a population of approximately 28.2 million people. In the municipalities of São Caetano do Sul (SP) and Mogi das Cruzes (SP), we supply treated water on a wholesale basis and sewage treatment services.

Sabesp is currently the company that most invests in sanitation in Brazil, being responsible for around 33% of investments in water and sewage services in the country (SNIS 2011-2020 average). At the end of 2021, its market value was approximately R$ 27.5 billion.

The Company is also a minority shareholder of four other companies that provide water supply and sewage collection and treatment services, in addition to Aquapolo Ambiental (reuse water), Attend Ambiental (treatment of non-domestic effluents), and Paulista Geradora de Energia (in a pre-operating stage). For more information, see Note 12 to the Financial Statements.

F-10

KEY INDICATOR PANEL

Indicators	Unit	2021	2020	2019	2018	2017
SERVICE
Water service ratio	%	Tends toward universalization (1, 2)
Water coverage ratio	%	Tends toward universalization (1, 2)
Sewage collection service ratio(2)%		85	85	84	83	83
Sewage collection coverage ratio(2)%		92	92	91	90	90
Ratio of households connected to sewage treatment(3)%		79	76	78	76	75
Resident population supplied with water(4)	million inhabitants	27.8	27.5	27.1	25.1	24.9
Resident population provided with sewage collection(4)	million inhabitants	24.6	24.3	23.8	21.8	21.6
Positive perception of customer satisfaction(5)%		85	86	86	81	85
OPERATIONAL
Water connections(6)	thousands	9,840	10,088	9,933	9,053	8,863
Sewage connections(6)	thousands	8,418	8,518	8,326	7,495	7,302
Length of the water network(7)	km	88,904	87,568	81,324	75,519	74,396
Length of the sewage network(7)	km	61,122	59,660	55,983	51,788	50,991
Water Treatment Plants (WTP)	un.	246	251	253	244	240
Wells	un.	1,222	1,169	1,144	1,114	1,110
Sewage Treatment Plants (STP)	un.	578	572	569	565	557
Water loss - billing(8)%		16.1	16.9	18.6	19.5	20.1
Water loss - relating to metering(9)%		27.9	27.0	29.0	30.1	30.7
Water losses per connection(10)	liters/connection per day	252	263	285	293	302
Volume of water produced	millions of m3	2,865	2,907	2,873	2,800	2,783
Volume of water metered – retail	millions of m3	1,707	1,758	1,593	1,545	1,524
Volume of water billed - wholesale(11)	millions of m3	50	50	83	263	257
Volume of water billed - retail(12)	millions of m3	2,103	2,034	1,963	1,845	1,819
Volume of sewage billed	millions of m3	1,872	1,840	1,767	1,641	1,617
Number of employees(13)	un.	12,515	12,806	13,945	14,449	13,672
Operational productivity	connections/ employee	1,459	1,453	1,309	1,145	1,182
FINANCIAL
Gross revenue	R$ million	20,680.9	18,874.4	19,080.6	17,056.3	15,374.6
Net revenue	R$ million	19,491.1	17,797.5	17,983.7	16,085.1	14,608.2
Adjusted EBITDA(14)	R$ million	6,372.7	6,421.8	7,510.5	6,540.6	5,269.3
Adjusted EBITDA Margin	% of net revenue	32.7	36.1	41.8	40.7	36.1
Adjusted EBITDA Margin excluding construction revenues and costs	% of net revenue	41.5	45.0	49.5	48.8	45.4
Operating income(15)	R$ million	4,097.6	4,492.4	5,711.6	5,176.7	3,961.7
Operating margin(15)	% of net revenue	21.0	25.2	31.8	32.1	27.1
Income (net profit/loss)	R$ million	2,305.9	973.3	3,367.5	2,835.1	2,519.3
Net margin	% of net revenue	11.8	5.5	18.7	17.6	17.2
Net debt over Adjusted EBITDA(16)	Multiple	2.29	2.09	1.46	1.55	1.86
Net debt over shareholder’s equity(16)%		58.4	59.0	50.8	51.8	56.1
Investments(17)	R$ million	4,983.0	4,380.0	5,068.0	4,177.4	3,387.9

(1)	Coverage of 98% or more. Service of 95% or more.
(2)	For methodological reasons, it considers a variation margin of plus or minus 2 percentage points.
(3)	Household is the term used for the building or subdivision of a building, with occupancies demonstrably independent from each other, that collectively use a single water supply and/or sewage collection connection.
(4)	The demographic data in this Indicators Panel take into account the “Projection for the Population and Households for the Municipalities of the São Paulo State: 2010-2050", prepared by the State Data System Analysis Foundation.
(5)	Survey conducted in 2021, by the GMR Market Intelligence institute, with 14,174 interviews across the entire base of operated municipalities, with a margin of error of 1% and reliability interval of 95%.
(6)	Active and inactive connections and households.
(7)	Includes water mains, trunk sewer, interceptors, and outfalls.
(8)	Calculated by dividing Volume Lost, corresponding to Billing, in the year by the Volume Produced in the year. The Volume Lost does not include water used in periodic maintenance of water mains and reservoirs, water used for firefighting, and water supplied to irregular settlements. Nor does water supplied for use of the permissionaire municipalities. In January 2021, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation in January 2022, and Mauá will be included in 2023.
(9)	Calculated by dividing Volume Lost, corresponding to Measurement, in the year by the Volume Produced in the year. The Volume Lost does not include water used in periodic maintenance of water mains and reservoirs, water used for firefighting, and water supplied to irregular settlements. Nor does water supplied for use of the permissionaire municipalities. In January 2021, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation in January 2022, and Mauá will be included in 2023.
F-11

(10)	Calculated by dividing the Measured Volume Lost in the year by the average amount in the year of active water connections in the year, divided by the number of days in the year. The Volume Lost does not include water used in periodic maintenance of water mains and reservoirs, water used for firefighting, and water supplied to irregular settlements. Nor does water supplied for use of the permissionaire municipalities. In January 2021, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation in January 2022, and Mauá will be included in 2023.
(11)	It does not include the billed amounts of the municipality of Santo André as of 2019 (67.1 million m3 and 53.9 million m3 in 2019 and 2020, respectively), given that the municipality started being billed on a retail basis in mid-2019. It does not include billed amounts of the municipality of Mauá in 2020 (29.5 million m3), as the municipality started being billed on a retail basis in mid- 2020. See more information in the “Economic Financial Performance" chapter of this report.
(12)	It includes the billed amounts of the municipality of Santo André as of 2020 (53.9 million m3). It does not include billed amounts of the municipality of Mauá in 2020 (29.5 million m3), which started being billed on a retail basis in mid- 2020. See more information in the “Economic Financial Performance" chapter of this report.
(13)	Internal headcount. It does not include those assigned to other agencies or those retired due to disability.
(14)	Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial income and (iv) other net operating expenses.
(15)	Does not include financial revenue and expenses.
(16)	Net debt includes debt less cash and cash equivalents and financial investments.
(17)	Does not include financial commitments made in program contracts (R$ 121 million, R$ 207 million, R$ 331 million, and R$ 58.3 million, in 2017, 2018, 2019, and 2020, respectively). There were no financial commitments related to program contracts in 2021.

F-12

SECTORIAL CONTEXT: SEEKING EFFICIENCY IN THE NEW REGULATED ENVIRONMENT

In 2021, Sabesp started to make the necessary adjustments to operate under the new regulatory environment introduced by Federal Law 14,026/2020 (New Sanitation Framework).

Federal Decree 10,710/2021 was published in May and defined the methodology to prove the economic-financial capacity of public providers of water supply and sewage services.

In compliance with the Decree, at the end of December, the Company delivered to Arsesp the documents that prove its capacity to maintain the provision of services in the operated area and meet the goals of supplying water to the population served and collecting and treating 90% of sewage by 2033. Arsesp is responsible for analyzing and issuing an opinion to the Water and Basic Sanitation National Agency (ANA).

Also, under the context of the New Framework, we have the beginning of operations of ANA, which shall issue reference standards to regulate the sector, aiming to balance the required standards for the provision of services nationwide. Accordingly, ANA disclosed an agenda for the 2021-2023 period with the topics that should be the object of future regulation, such as service quality standards, reduction and control of losses, risk matrix, rules to indemnify assets, and tariff regulation/structure models.

Sabesp actively participated in the discussions held in meetings in April and May 2021 and sent contributions to Public Consultation 001/2022, which addresses the Reference Standard Proposal on indicators. In the document, we emphasize the changes and improvements required to the reference standards, indicators, goals, and calculation metrics, considering the feasibility and regulatory impact of the indicators.

At the State level, the São Paulo State Legislature approved Law 17,383/2021, which divided the State into four Regional Units of Drinking Water Supply and Sewage Services (URAEs), requiring the adhesion of the Municipalities to the new service regionalization model. URAE 1 - Southeast is composed of 370 of the 375 municipalities currently operated by Sabesp. In December 2021, State Decree 66,289/2021 was issued to regulate the aforementioned Law and provides for the adhesion of the municipalities to the respective URAEs and their inter-federal governance structure addressed by the Law.

New Businesses

In 2021, we reviewed our New Businesses Policy, providing strategic guidance considering the new competitive scenario defined by the legal basic sanitation framework. The new text introduces guidelines designed to support the decision-making process for the selection of initiatives, search for partners, and strategic options to invest in New Businesses and Market Expansion.

Accordingly, we will choose partnerships that add quality to the services provided, with higher operational efficiency and gain in speed toward the universalization of services. We are also

F-13

analyzing opportunities related to promoting circular economy and ESG, such as waste from WTPs and STPs, and solid waste. Already complying with this new configuration, in December 2021, we published the first call for studies, development, and implementation of solutions for the use of photovoltaic energy generation potentials in municipalities where we operate.

F-14

STRATEGY AND FUTURE OUTLOOK

According to the principles of sustainable development and aligned with the environmental and socio-economic policies of its controlling shareholder, Sabesp aims to provide universal sanitation services in the area where it operates through important public programs to promote quality of life and preservation of the environment. This action is based on our vision of being a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

The guarantee of water availability is a constant focus of attention in the area where we operate, as well as the progress in the implementation of sewage collection and treatment structures, with technical and economic feasibility. Also, within our strategy, we seek to grow with economic-financial balance in an environmentally correct and sociably fair manner by applying the principles of financial strength and sustainability to our business.

These guidelines are adherent to the proposal of UN Sustainable Development Goals, the 2030 Agenda, and the environmental, social, and corporate governance principles (ESG). The Company’s performance in these requirements is monitored through ESG indicators and disclosed in the Annual Sustainability Report.

To ensure the delivery of its results, Sabesp’s processes are organized in a Value Chain composed of business, management, and support to activity macro processes, which seek the development of society, promotion of health, quality of life and the environment, and reliability in the quality and availability of water and services.

Investment Plan

To fulfill its mission and implement its business plan, the Company has an investment program aimed to improve and expand its water supply and sewage collection and treatment systems, and increase and protect water resources.

Our investment program comprises four specific goals regarding the municipalities served:

(i) continue to increase water supply security and meet higher demand for treated water;

(ii)       expand the percentage of households connected to the sewage network;

(iii) increase the treatment of sewage collected; and

(iv) improve operational efficiency and reduce water losses.

Between 2022 and 2026, the Company plans to invest approximately R$ 23.8 billion, R$ 9.9 billion of which in water supply and R$ 13.9 billion in sewage collection and treatment:

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R$ million
	2022	2023	2023	2025	2026	Total
Water supply	2,209	2,026	1,853	1,926	1,869	9,883
Sewage Collection	1,869	1,989	2,005	2,534	2,235	10,632
Sewage Treatment	616	558	668	624	864	3,330
Total	4,694	4,573	4,526	5,084	4,968	23,845

Goals: Performance and Projections

The Company’s operational performance is mainly monitored by service indicators and service coverage, number of water and sewage connections, number of households connected to sewage treatment, and loss index, measured in liters/connection/day.

The projections are based on the Investment Plan designed by Management and mainly consider:

• Brazilian and foreign macroeconomic conditions, inflation rates, and interest rates;

• availability of domestic and international funds to finance the basic sanitation sector, and funding through the capital market;

• population growth;

• obtaining necessary environmental licenses; and

• weather conditions.

The chart below shows the performance in 2021 and the projection of the expected trajectory by 2026.

	Achieved	Goals
	2021	2021	2022	2023	2023	2025	2026
Water Supply Service (%)(1)	Tends toward universalization (1) and (2)	Tends toward universalization (1) and (2)
Sewage Collection Service (%)(2)	85	85	86	87	88	88	89
Water Supply Coverage(%)(1)	Tends toward universalization (1) and (2)	Tends toward universalization (1) and (2)
Sewage Collection Coverage (%)(2)	92	92	93	93	94	95	95
Ratio of Households Connected to Sewage Treatment(2) (3)	78	77	82	84	86	87	90
New Water Connections (thousand)	178.9	192	192	200	200	200	190
New Sewage Connections (thousand)	225.5	246	220	240	240	240	240
Water Loss per Connection (liters/connection/day)(4)	252	268	250	248	247	245	244

(1) Coverage of 98% or more. Service of 95% or more.

(2) For methodological reasons, it considers a variation margin of plus or minus 2 percentage points.

(3) Unit is the term used for the building or subdivision of a building, with occupancies demonstrably separate from each other, that collectively use a single water supply and/or sewage collection connection.

(4) In January 2021, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation starting in January 2022, and Mauá will be included in 2023.

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The projections consider the perspective on businesses and the operational and financial results. As such, they are exclusively based on Management’s expectations about the future of the business and variables external to the Company, and, therefore, are subject to change without notice, and are beyond Management’s control.

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FIGHTING COVID-19

The urgency of the moment brought about during the pandemic required fast mobilization from the entire Company to adopt emergency measures aimed at mitigating health, social, and economic impacts resulting from the worsening of the spread of the virus.

Together with furthered attention to maintaining essential water supply and sewage collection and treatment services to our more than 28 million customers, it is worth noting initiatives such as the donation of water tanks, installation of public washbasins in large circulation areas, distribution of hygiene products, and sanitation of public streets.

To mitigate the economic impact especially suffered by families in socially vulnerable situations, we exempted the social category from paying tariffs, suspended cuts, and renegotiated debts.

One of the highlights regarding employees was the implementation of the Sabesp Health Protocol, which gathers rules for reducing circulation to promote safe work, social distancing, personal hygiene, and sanitation of the Company’s facilities, in addition to communication and monitoring actions.

In 2021, the second year of facing the pandemic, we remain mobilized to make a difference in the area where we operate. As a result of our commitment to social well-being, we contributed to the vaccination campaign of the State Health Secretariat by donating tablets to be used in the people vaccinated registration system.

Helping the business and services sector was another way to mitigate the economic effects caused by social distancing to these customer categories by suspending cuts due to payment failure. The benefit was valid for five months in 2021 (February to April, July, and August). We also renegotiated debts without charging fines and interest.

With the worsening of the pandemic in the first months of 2021, we suspended in-person services at the branches to benefit customers and employees, concentrating our efforts so that, like 2020, our digital channels could efficiently replace in-person services.

After the most critical period of contagion, in July 2021, the branches gradually reopened, in a safe way for customers and employees, following health and distancing protocols. Employees working from home only started to return to in-person work after having the complete vaccination cycle, based on the specifications contained in the leaflet of each immunization product.

To keep teams informed about preventive measures, corporate rules, symptoms, and other doubts about the pandemic, we maintained the COVID-19 Prevention Information Center active and made the telemedicine system of the Albert Einstein Hospital available to employees. Through the Emotional Health Program, we provided information for the psychological well-being and mental health of our teams.

In addition, we protectively distributed equipments to employees working in-person to maintain operations and execute works. For this category, we organized interval work schedules, seeking to reduce contact among them.

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For the most vulnerable groups, we committed to the “Winter Solidarity” campaign, held in partnership with Fundo Social de São Paulo (FUSSP) to distribute 199 thousand warm clothes and 69 thousand new blankets, in addition to 150 thousand basic food baskets and 5 thousand Christmas hampers. Through our volunteer programs, we also donated toys, hygiene products, school supplies, animal food, and donated blood, wheelchairs, and crutches.

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COMMITMENT TO CUSTOMER SATISFACTION

Quality water supply and sewage collection and treatment services strongly impact the quality of people’s lives, and the effective rendering of services requires building a relationship of trust and credibility, and must always be aligned to the needs and expectations of our customers.

With a shared and closer look at consumer needs, we seek to prioritize and include the main expectations in our strategic decisions to maximize the benefits of the services offered and improve our customers’ experience and satisfaction.

In 2021, we concluded the implementation of the Net@Suite platform for smart utilities, a technology that provides a modular and innovative solution, and comprises the different commercial management processes and, since October 2021, the monthly bill has a new look. Moreover, customers are now registered based on their individual or corporate taxpayer's ID (CPF/CNPJ).

In addition to our network of 407 branches, we have 24-hour digital channels, the Sabesp Mobile app, a mobile service with vans parked in different locations to facilitate customers’ lives, and the Ombudsman Channel, which is responsible for accepting, analyzing, and solving dissatisfactions and difficulties not solved by the other channels.

Over 2021, the Ombudsman Channel received 110.6 thousand reports, 96.6% of which were solved.

In 2021, through a Customer Satisfaction Survey, more than 14 thousand interviews were conducted in all the operated municipalities, which allowed measuring results with a 1% margin of error and a confidence level of 95%, reaching a satisfaction level of 85%.

Through the Customer Experience dashboard, we recorded approximately 1.5 million responses in 2021, indicating 88% satisfaction with the acceptance of the services and 73% satisfaction with the performance of the services.

Promoting ecoefficiency with consumers

Sabesp promotes actions toward the efficient and responsible use of water, spreading awareness on the finitude of water resources. The recent climate uncertainties reinforce the importance of these initiatives, which have been contributing to the average per capita reduction in water consumption in the last few years.

In addition to the advertising campaigns, the Company maintains the Rational Use of Water Program (PURA), which works on adjusting the hydraulic structure of public buildings to reduce losses, educational campaigns, including practical guidance to employees and state students. Through PURA, households that reduce consumption are benefitted from a 25% decrease in the tariff.

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Water quality control

Ensuring the delivery of quality water is the greatest asset we can offer our customers and one of the greatest assets of our business, and requires careful monitoring throughout the entire process, from collection and treatment to points of distribution and consumption.

The quality of water treated and distributed is inspected by the Health Surveillance Center of the São Paulo state and guided by the parameters of Exhibit XX of Consolidation Ordinance 5 of the Ministry of Health, amended by Ordinances GM/MS 888/2021 and 2,472/2021, which establishes procedures for controlling and supervising the quality of water for human consumption.

We monitor quality through samples analyzed in our laboratories on a weekly or monthly basis. This process includes around 85 thousand monthly analysis that measure turbidity, color, chlorine, total coliforms, among more than 90 other parameters that are analyzed in our 16 regional health control laboratories, accredited with ISO 17,025 and certified by INMETRO. We also have laboratories located in the plants.

All chemicals used for water treatment are analyzed and meet the strict specifications established in the recommendations of the National Health Foundation (Funasa), Brazilian Association of Technical Standards (ABNT), the National Standard Foundation (NSF), and the American Water Works Association (AWWA). Such control aims to avoid water contamination by substances that are toxic or harmful to human health. Moreover, fluoride is added to water to help prevent cavities in the population.

The results of the water analyses are shown in the bills, which include a summary of the basic parameters analyzed.

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WORKING FOR COMMUNITIES

Together with sanitary infrastructure expansion, we maintain community participation programs, through which our agents promote workshops, visits, and events to encourage collective participation in the creation of a healthier urban environment.

We hold activities aimed at generating income in the communities, and actions for children and young people in the education system, strengthening the understanding of the benefits of our actions and the engagement with socio-environmental matters.

Volunteer solidarity campaigns and projects sponsored or made possible by incentive laws complement this work, which values solidarity, education, citizenship, culture, and the environment.

For large works, the relationship with communities is taken into consideration from their inception, planning, and project to their implementation. The work is carried out through the interaction and engagement with the residents of areas directly and indirectly affected, to identify these regions and establish relationships of respect, trust, and transparency.

Access expansion to more vulnerable regions

The close relationship of our community agents with residents and local leadership allows for a better diagnosis of the families’ socio-economic situation, selecting those that can benefit from the social tariff, or regions to be prioritized for installation of water supply and sewage collection structures.

Many of these communities are irregular and water is precariously supplied through improvised pipes and is subject to contamination. To face this problem, we created the Legal Water Program. Through this program, we install safe systems, networks, and water meters that carry quality water to household taps. In 2021, the Program increased health conditions to 53 thousand people in Greater São Paulo. The Program also contributes to the mitigation of losses and values citizenship by providing proof of residence and allowing enrollment in schools and purchase of services.

To improve sewage collection in regions where residents cannot afford sanitation installations from their homes to sewage collection networks, we created the Pro-Connection Program (Se Liga na Rede).

From 2012 to 2019, when the first stage of the program was concluded, around 104 thousand people were benefitted. In February 2022, the Board of Directors approved Sabesp’s adhesion to the second stage of the program. The initiative counts on the partnership of the State Government, which contributes 80% of the work, while the remaining 20% is funded by Sabesp.

New Pinheiros’ social look

Started in 2019, the New Pinheiros River Program reflects Sabesp’s concern in combining the improvements brought by the expansion of sanitation services in needy regions with the promotion of environmental awareness.

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In this context, the Company has already implemented 23 Collaborative Governance Groups that hold local forums to define an agenda that mobilize the community and share the responsibilities for the maintenance of environmental progress achieved with the expansion of sanitation, cleaning, conservation of banks, and supervision of the cleaning-up process of streams.

The project was implemented in six communities served by the New Pinheiros River Program, comprising approximately 4.4 thousand households (nearly 15 thousand people) in areas of high social vulnerability.

Environmental Education Program (PEA)

Created 12 years ago, PEA Sabesp aims to improve individual and collective perception of the value of sanitation services with topics such as protection of water sources, rational use of water, water cleaning-up, and actions related to hygiene and preventive health habits.

We are prepared to assist around 130 thousand people per year through lectures and environmental education courses, and nearly 60 thousand people through monitored visits to treatment plants. We also give courses and lectures in schools, carry out artistic and educational activities, planting activities, seedling planting, promote cleaning campaigns of beaches and rivers, release fingerlings, and hold events on environmental commemorative dates. Part of these actions is developed in partnership with local public agencies or NGOs.

It is worth noting that the social distancing measures imposed by the COVID-19 pandemic reduced the opportunities or the scope of implementation of part of the initiatives, which were replaced by online activities.

Sabesp’s 3Rs

Since 2008, Sabesp has had a corporate program aimed at raising awareness and changing the behavior of employees and service providers by introducing good practices related to reducing, reusing, and recycling waste generated in administrative activities. Over the years, around 3 thousand employees have been trained.

We annually promote proper socio-environmental disposal of around 170 tons of recycling material on average, and in the last seven years, we positively impacted around 23 cooperatives of recycling material collectors.

The opportunity of the first job

To promote the inclusion of young people in the labor market, the Company maintains the Young Apprentice Program in partnership with SENAI for ages 14 to 22.

For the 2021-2023 cycle, lasting 18 months, we opened 495 positions, with places for handicapped and teenagers who have been rescued from child labor and are registered with the protection network of the São Paulo Regional Labor Department. For this last cycle, we also adopted a special scoring system for black, brown, and indigenous people.

Another gateway is offered by the Interns Program, which lasts two years. In 2021, 165 young people worked in different areas of the Company in a six-hour daily shift.

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Own and subsidized projects

Supports and sponsorships also play an important role in our social responsibility strategy. In 2021, we allocated R$ 41.8 million for the feasibility of 148 projects aimed at valuing citizenship by promoting more culture, education, sports, and health.

Given the very essence of our business, our performance in sponsoring projects related to health and sanitation is significant, totaling R$ 14.1 million in over 40 initiatives that include seminars, congresses, fairs, webinars, debates with the participation of society, and educational actions mainly.

Volunteer work: the strength of solidarity

Created 12 years ago, Sabesp´s Corporate Volunteer Program seeks to create positive social value by promoting solidarity with groups or vulnerable communities through its own actions or actions in partnership with civil society organizations.

In these times of pandemic, volunteer work has become even more necessary. In 2021, the “Winter Solidarity” campaign, held in partnership with Fundo Social de São Paulo, distributed 199 thousand warm clothes and 69 thousand new blankets.

The volunteers also participated in more than 300 actions to distribute food, toys, hygiene products, school supplies, animal food, and donation of blood, wheelchairs, and crutches.

Residents of regions affected by fires and environmental disasters received furniture to rebuild their lives. And, at the end of 2021, an action in partnership with the Social Development Secretariat of the São Paulo State made it possible the donation of 150 thousand basic food baskets and 5 thousand Christmas hampers.

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WATER SECURITY IN A WATER SHORTAGE ENVIRONMENT AND CLIMATE UNCERTAINTIES

Climate change has been posing challenges to the cities’ supply. Extreme events of short periods of torrential rain and long droughts are increasingly frequent and require effective and urgent measures.

Sabesp operates in the São Paulo State, the region with the highest population concentration in Brazil. 375 municipalities are directly served with treated water, which corresponds to 62% of the State’s urban population.

In 2021, Brazil underwent one of the worst droughts ever recorded in a century, according to meteorological institutes, in the region that covers the States served by the Paraná River basin, among which, the São Paulo State.

Long-term planning, higher adaptation to uncertainties with higher water infrastructure, strategic risk management, and rational and conscient use of water are some of the main actions implemented by Sabesp to ensure water supply to the population served.

Adaptation to climate challenges

Within Sabesp’s operation area, the São Paulo’s Metropolitan Region (SPMR), where we are responsible for 35 of its 39 municipalities, is, unquestionably, the most complex to operate. In addition to its susceptibility to climate variations, the SPMR concentrates 21 million inhabitants – approximately 47% of the State’s inhabitants, one of the largest urban agglomerations on the planet and the largest economic hub in South America.

The high populational concentration combined with the geographic location (in the source of the Alto Tietê hydrographic basin) impact the low water availability of the region, which, like the PCJ basin, both water collection areas of Sabesp, have critical water availability.

To face this scenario, Sabesp has the Metropolitan Water Program, whose structuring planning is based on the Water Supply Master Plan, which considers a 91-year historical series for the preparation of projections on water supply and demand, and defines the necessary interventions to safely serve the population.

Variables such as consumer behavior, economic growth, and demographic and geographic development of the urban area also contribute to the design of future scenarios. Updated after the severe water crisis of 2014-2015, the Plan incorporated new risk parameters, previously unheard of. The water sources have been reassessed and a guaranteed flow rate of 98% has been adopted (previously 95%).

A more integrated and resilient system

The Integrated Metropolitan System (SIM) is composed of a solid water infrastructure and nine production systems, which, together with the Guarulhos’ supply system, serve the SPMR. The total capacity of the water sources available for treatment in the area is 82.3 m³/s and the total current

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installed capacity is 81.7 m³/s. In 2021, the average monthly production of water to serve SPMR was 61.7 m³/s.

As a legacy of the severe water crisis of 2014-2015, SIM’s infrastructure strengthened with new water sources, increased treatment and reservoir capacity, and transfer of raw and treated water among several supply systems and regions served. The highest resilience added to the System allowed it to successfully face the challenges imposed in 2021, which had rainfall below the historical average and low recharge of the main reservoirs. The water storage index reached 38.2% at the end of 2021, the worst index after the one recorded in the 2014-2015 crisis.

Monitoring and permanent management of water sources

The strategic and operational plannings aim to meet the adaptative needs required by the business. Within the huge SPMR water supply structure, we have the Operation and Distribution Control Centers, the Metropolitan Water Sources Control Center, and a Decision Support System.

The system makes collections in real-time and stores a huge volume of data through sensors from the telemetric stations installed in dams and flow control structures and other strategic points of the operation, recording the levels of dams, rivers, and channels, in addition to automatic gauges that measure rainfall.

This set of data allows for designing daily operational scenarios and long-term strategic hydrological models. To anticipate potential risks related to the operation, Sabesp also has a strategic and operational risk management structure and contingency plans for unavoidable incidents.

Strategic operation in the interior and coastal region

Outside the SPMR, the other areas operated by Sabesp have different characteristics for the management of water resources. In the interior, supply suffers less pressure due to different sources of supply (dams, rivers, and deep wells) and lower population. However, we are still subject to climate threats, such as the one experienced in mid-2021.

Situations like that increase the challenge of safety maintenance in these regions, requiring strategic efforts with the intensification of campaigns for rational use, reduction of losses in pipelines, increased storage, and search for new water collection sources.

Despite the severe scenario underwent in 2021, the cities operated by Sabesp in regions hit hard by drought have managed to maintain regular water supply to the population.

In municipalities facing a more critical situation, we are implementing treatment plants and dam infrastructure that should ensure water security for the coming decades.

In the Santos coastal area, we continue expanding the water structure by duplicating the Mambu-Branco System, which is expected to start assisted operation in the second half of 2022. It is an important improvement to serve the local population and a large number of tourists that overloads the system with high consumption peaks in summer periods.

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Because water availability is also limited in the Santos coastal area, we use an integrated system similar to that used in Greater São Paulo, which, despite the lower scale, allows transferring water among regions of lower and higher demand during more critical periods.

Consuming with more awareness

Awareness for more rational consumption habits has been growing in the last few years, especially after the 2014-2015 water crisis, mitigating the pressure on springs and other sources.

In 2021, the consumption average in the area operated by Sabesp was 118 liters/inhabitant/day in the residential category. This index is 12% lower than the 135 liters/inhabitant/day recorded in the 2013 average, before the crisis.

Shared management: mitigation of conflicts

Water in a watershed is not exclusively for supplying populations, but also to serve the needs of other segments, such as industrial activity, agriculture, cattle raising, hydroelectric generation, and leisure activities.

Under this diversity of interests, the shared management of water resources becomes crucial for building a harmonic relationship that meets the needs of the different users without jeopardizing the sustainability of the available resources.

Guided by legal principles that regulate joint decision-making, Sabesp’s contribution to the integrated management of water resources is a result of the participation of 158 representatives in various sectorial forums.

Sabesp participates in the National Water Resources Council through the Brazilian Association of State Sanitation Companies (AESBE), and through the Infrastructure and Environment Secretariat of the State of São Paulo in the Water Resources Coordination. In the State and Interstate Water Basin Committees, Sabesp participates directly.

Sabesp is the top payer for water use in the State. In 2021, we contributed R$ 105.7 million to the Water Basin Committees for the implementation of programs, projects, services, and works that benefit the preservation of the resources of the contributing watersheds.

Reuse water for specific purposes

Produced from the treatment of sewage effluent, reuse water is used in industrial activities (washing machinery and sheds, colling boilers) and urban needs, such as street cleaning, street markets, and park irrigation.

Sabesp further reuses technology at STPs São Miguel Paulista, Jesus Netto, and Parque Novo Mundo, where approximately 1.3 million liters of reuse water are annually produced.

In addition to these plants, we installed Aquapolo Ambiental at the ABC STP, which currently produces an average of 381 liters per second to supply industries in the Capuava Petrochemical Center, in ABC Paulista, and three other large industries in the region.

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Reduce losses is essential

Reducing the volume of treated water that leaks from distribution networks before being delivered to customers is a strategic effort to increase the sustainability of water resources and gain operational efficiency in the supply system.

To increase the fight against this problem, in 2009, Sabesp implemented the Corporate Program for Loss Reduction, which aims to constantly reduce losses in the long term. Losses are tackled with the renewal of networks and branches and implementation of pressure control valves in delimited regions, making it easier to identify any problems.

The networks are also scanned using technology to identify leaks and water theft, and manage nighttime demand, which consists of lowering water pressure in the distribution network at night when demand is lower.

Real losses, which correspond to pipeline leaks, totaled 18.2% in 2021. Commercial losses (water consumed but not recorded), caused by frauds, failures in the commercial registry, and under-measurement of water meters, corresponded to 9.7% in the year. The sum of these two indicators results in total losses, which came to 27.9% in 2021.

Taking care of our forests

Addressing low water availability and quality of water bodies must consider the protection and recovery of threatened springs, riparian forests, and forest areas. More than contributing to higher water availability, rebuilding or preserving vegetation makes illegal occupation more difficult, improves water quality by preventing dams to suffer from diffuse pollution, reduces the risk of flooding, and protects biodiversity, in addition to playing an important role in sequestering and storing carbon, so as to contribute to reducing the worsening of the greenhouse effect.

These are the benefits sought by the Green Belt of the Metropolitan Water Sources Program, which is part of the São Paulo State Government's Water Sources Program and has already promoted the planting of more than 845 thousand trees in the last five years.

The actions are concentrated in four metropolitan supply systems that are part of the Atlantic Forest biome and total approximately 44 thousand hectares inside conservation units, with nine thousand hectares of water surface and 35 thousand hectares of area surrounding these water sources.

Of this territory, 95% (33 thousand hectares) are areas protected by vegetation cover that account for 1.4% of the remaining Atlantic Forest in the State of São Paulo. With a focus on reforestation, we increased the Cantareira System coverage rate from 61% in the 1980s to 80% in 2021.

Outside the SPMR, we also use the São Francisco Reserve, declared an Atlantic Forest Biosphere Reserve by UNESCO in 1994. Water collected to supply the region comes from the São Francisco stream, which is located inside the Serra do Mar State Park, in São Sebastião, on the northern coast of São Paulo.

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Dam safety

To ensure water supply in our operating area, we mostly use superficial sources, such as rivers and springs. Water collected is dammed and further distributed to consumers. We currently have 229 dams of different sizes, 51 of which are in the São Paulo’s Metropolitan Region.

To ensure the integrity of these structures, we maintain a strict monitoring and control process through risk measurement mechanisms, such as physical-chemical tests of dam percolate and routine safety inspections, always seeking continuous improvement and compliance with the guidelines of the National Policy for Dam Safety.

Dam preservation is constantly made through measures such as desilting, macrophyte control in tributaries and reservoirs, and the regular updating of our operating and maintenance procedures.

Although acting very seriously in the preservation of accidents in its dams, the Company also understands that the risks should never be underestimated. For this reason, it has contingency plans for processes and critical structures and prepares studies on dam rupture or operational releases and their respective flood maps, which complement the prevention and safety initiatives.

Greenhouse Gas Emission Management

Climate changes are one of the main global challenges to be faced and an important topic of business management. Considering the climate risks to which we are subject, we organized our strategy to face them on two main fronts (i) water security and adaptative resilience to the effects of extreme events, and (ii) management of GHG emissions, including actions to quantify and reduce them.

Reducing GHG emissions implies making adjustments and operational improvements aimed at the sustainability of processes, such as the implementation of facilities and equipment for the use of biogas and byproducts. These actions require significant investments considering the dissemination and diversity of processes in our operational park.

Sabesp has been mobilized for this new challenge through a Corporate Greenhouse Gas Emission Management Program (PGEGEE), which includes annual corporate GHG inventories, besides fostering the mitigation of emissions in business activities with several actions already implemented.

Accordingly, we have been developing studies to define goals to reduce GHG emissions aligned with global guidelines and the Climate Plan under development by the São Paulo State Government for the "Race to Zero" and "Race to Resilience” campaigns.

Ratifying our commitment to this global agenda, in 2020 we joined the São Paulo Environmental Agreement, an initiative of the Infrastructure and Environment Secretariat of the São Paulo State that recognizes the signatories as part of a community of leaders in climate change.

In 2021, we participated in COP26, held in Glasgow, Scotland, and entered into a partnership with the United Nations Framework Convention on Climate Change (UNFCCC).

The 2020 corporate GHG emissions inventory totals 2,574.57 tCO2e and confirms that sewage collection and treatment activities are still the highest sources of GHG emissions, responsible for

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approximately 92% of the total, being similar to other companies in the sector. Electricity accounts for 7% of the total and other activities for approximately 1%.

Scope 1 of the inventory totaled 2,384,785 tCO2e and mainly includes sewage collection and treatment emissions, and a smaller part of contributions are related to operational and nautical fleets, generators, and other machinery.

Scope 2, referring to indirect emissions from the purchase of electricity, generated 167,061 tCO2e, and scope 3 totaled 22,715 tCO2e in activities such as transportation of main chemicals, waste transportation, among others.

It is worth noting that we are more efficient in providing services as we increase our service rate to the population. However, in the case of sewage, with higher treated flows, we expect an increase in organic loads and, consequently, in the generation of biogas and waste in treatment plants, further increasing GHG emissions.

On the other hand, sanitation directly contributes to the reduction of GHG emissions in water bodies. In the case of Sabesp, we remove approximately 1 million tons of CO2e that would be annually sent to the environment should sewage generated by the population served be directly sent into the receiving water bodies, without any type of treatment.

To reduce the Company’s GHG emissions, our PGEGEE includes the following fronts:

•	use of supplemental technology and optimization of the operations of the sewage treatment plants;
•	increased beneficial use of biogas and sludge generated;
•	expansion of the use of renewable energy sources and alternative fuels;
•	GHG emissions offsetting by increasing forest conservation and rebuilding activities.

Among the actions already implemented by the Company or those already expected, we can mention some examples below.

Regarding the use of energy generation potentials, we began the implementation of our Distributed Generation Program - Photovoltaic Energy, expected to be concluded in 2023 and totaling a power of 60 MW, distributed in 30 locations, corresponding to 4.5% of the Company's total consumption.

We are also part of the list of initiatives for the use of photovoltaic energy in other operational processes, such as data transmission from reservoirs via radio, flow measurement systems in STPs, effluent disinfection systems, lighting in administrative buildings, thermo-solar systems for optimizing the STP’s sludge drying process, and studies for the installation of floating photovoltaic plants.

The management of our corporate fleets is the object of attention and actions aimed at sustainable mobility. Aiming at its optimization, we choose continuous use lease contracts and, through the Fleet Renewal program, several benefits were achieved.

One highlight was the reduction in gasoline consumed by our fleet, which was replaced by ethanol. In 2011, 3,206,444 liters of gasoline were used, and, in 2020, this figure totaled 113,981 liters, leading to a 96% reduction in GHG emissions from this source.

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We have also contracted the Strategic Plan for Sustainable Corporate Mobility 2030, which is being implemented and consists of the adoption of a full-scale pilot project considering the Company’s operational activities.

Additionally, we have several actions related to forest restoration and maintenance of the protected areas that contribute to the compensation of GHG emissions, as well as to carbon inventory. Moreover, this green infrastructure provides for many other environmental services, such as the protection of springs, maintenance of biodiversity, and resilience to severe events.

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MORE QUALITY OF LIFE AND RECOVERY OF WATER RESOURCES

The concern for the universalization of sewage collection and treatment means looking at the management of water resources in the entire cycle, reflecting in a healthier environment and quality water available to the population and other users.

The sewage collection and transportation network operated by Sabesp covers more than 60 thousand kilometers and takes sewage to be treated by its 578 STPs. To advance further, this work is grounded in specific actions and structures designed according to the diverse challenges and characteristics of the regions where we operate.

Sanitation expansion in the metropolitan region

The SPMR has the highest level of complexity for the expansion of the sanitation structure given that, besides its large territorial extension, it has a high population and is a region with great social contrast.

To face this scenario, Sabesp maintains the Tietê Project with a consistent expansion of the sewage collection and treatment infrastructure.

With interventions made or in progress in 30 metropolitan municipalities and a total investment of US$ 3.3 billion since its start in 1992, the project has already provided sewage collection and treatment to a population of over 12 million people.

The flow of treated sewage recorded in 2021 is nearly six times that treated in 1992, an increase from 24% to 85% in the volume collected in 2021. The coverage of collection networks, which served 70% of the formal area population at the beginning of the project currently accounts for more than 90%.

In addition to the fast progress in the Pinheiros River basin, one of the main tributaries of the Tietê River in SPMR, another example of the impact of this work can be seen in Guarulhos, where Sabesp started operations in 2019.

After overcoming the water supply rotation in less than one year, the Company’s efforts focused on sewage collection and treatment. In only three years of operation, the municipality moved up from the 76th position (2020) to 40th (2021) in the Sanitation Ranking of the Trata Brasil Institute, becoming the third city with the highest number of household connections in Brazil in 2021.

The impacts of this work can also be seen in the gradual reduction of the pollution stain of the Tietê River, which totaled 85 kilometers in 2021, almost nearly half of that recorded in 2020, the pollution stain reached 150 km of the river, according to the report “Observing the Tietê 2021”, published by the SOS Mata Atlântica Foundation.

With the progress of the Tietê Project, the New Pinheiros River Program, which started in 2019, reached over 516 thousand households connected to the sewage network at the end of 2021. Accordingly, around 1.5 million people are now served with the entire sanitation cycle.

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Under the coordination of the Infrastructure and Environment Secretariat, the program is part of several government administration bodies, in addition to Sabesp, which, with its 14 years of experience acquired in the Clean Stream Program, helps improve water conditions in urban streams, aside from the cleaning and maintenance of their banks.

The Clean Stream Program, an initiative in partnership with the São Paulo Municipal Government, has already promoted the cleaning up and maintenance of 161 streams in the São Paulo capital. In 2021, the streams Vila Leopoldina and Pedreira-Olaria were sanitized.

In addition to its projects, Sabesp participates, in partnership with Estre Ambiental, in Attend Ambiental, a plant installed next to the Barueri STP that pre-treats effluents according to the requirements of the environmental law.

More tourism and quality of life on the coast of São Paulo

Through the Clean Wave Program, the largest environmental sanitation program on the Brazilian coast, we have been expanding the collection and treatment of sewage in the metropolitan region of the Santos coastal region to reach universalization. The initiative is contributing to improving the health, quality of life, and bathing conditions of the beaches along the entire cost of São Paulo, directly impacting real estate valuation and tourist attraction.

Started in 2007, we have already implemented 110 thousand sewage connections, and the collected sewage rate moved up from 53% to 84% in 2021. All sewage currently collected is already treated. The program is currently in the second stage, started in 2018. A total of 450 km of sewage collection networks, 48 thousand sewage connections, three new STPs, and improvements in the existing plants are being implemented.

On the North Coast, the Clean Wave Program is expanding the sewage systems in Maresias and Barra do Una, in São Sebastião, and expanding the main STP of Ubatuba. Similar to the Santos coastal area, the Program is divided into two stages and aims at reaching universalization by 2033.

Service in the interior of the São Paulo State

We are responsible for serving 320 municipalities in the interior of the São Paulo State and the excellence of service in these municipalities results in important recognitions. As almost all of these municipalities achieved universal indexes, our performance is aimed at the expansion of the structure in communities (neighborhoods or districts) settled away from urban centers.

Sabesp’s high investments and efforts to increase the quality of services and expand sewage collection and treatment structure can be seen by its outstanding position in sectorial studies.

An example is Franca, which has been indicated for several years in a row among the first places in the Sanitation Ranking 2021, of the Trata Brasil Institute. Prepared by the Brazilian Association of Sanitation and Environmental Engineering, Abes’ Sanitation Universalization Ranking published in 2021 also confirms the progress toward universalization in the interior of the São Paulo State. Of the 119 municipalities with universal services or close to this level appointed in the study, 41 are operated by Sabesp.

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It is also worth noting our contribution to the Vale do Futuro Program of the São Paulo State Government, which also involves municipal governments and civil society. The Program seeks to provide more health, infrastructure, jobs, income, and entrepreneurship to Vale do Ribeira, fostering the social and economic development of the region, which has extensive Atlantic Forest coverage and a vocation for ecotourism in the interior and on the coast.

Most of the works inaugurated expand the collection, removal, and treatment of sewage in the municipalities, positively impacting the health and quality of life of the residents.

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ENVIRONMENTAL MANAGEMENT INTEGRATED WITH OPERATION

With the main objective of meeting environmental demands from legal obligations, or either voluntarily, Sabesp adopts SDGs, Agenda 2030, environmental, social, and governance concepts (ESG), among others, as important references for integrating important sustainability aspects into its business.

To increase efficiency levels and achieve the Company’s objectives, among which improve its operations, ensure the compliance of the facilities, and value the environment, Sabesp designed several Corporate Programs and has environmental agents in Environmental Management Centers (NGAs) implemented in each business unit.

Environmental compliance: basis for sustainability

Sabesp maintains Corporate Programs for Obtaining and Maintaining Licenses for Sewage Pumping Plants (SPSs) and Water and Sewage Treatment Plants, which have made it possible to meet these licensing agency's requirements, and structuring the processes for renewing and maintaining these legal documents. To this end, Sabesp has a formalized Program with CETESB for the SPSs, and a similar program is under negotiation for the treatment plants, according to DD CETESB 012/2022/C, of January 28, 2022.

Similarly, the Company has a Corporate Program for Obtaining and Maintaining Water Resource Use Grants that includes catchments, launchings, and dams. The grant is essential to ensure access to the main raw material for public supply and effluent dilution, in addition to providing the necessary elements to subsidize the process of use and payment for water resources, as well as the management of water resources.

Moreover, the works for the expansion of sanitation systems may require the removal of vegetation or involve intervention in Permanent Preservation Areas. Thus, in addition to the need for authorization from the environmental authority, there are also obligations to make up for the impact through Terms of Commitment for Environmental Recovery (TCRAs), formalized with the environmental authority in the respective licensing processes.

To ensure compliance with these requirements, Sabesp has a formalized Program with CETESB to provide a solution to existing TCRAs, including the creation of area banks to meet future licensing obligations.

Since the creation of the Program, in 2016, until 2021, 631 thousand seedlings have already been planted and are in the maintenance stage and, with the expected planting, Sabesp will reach the mark of 1.25 million seedlings planted through this Program.

Sabesp has constantly sought environmental compliance and the balancing of any public civil actions and environmental investigations, prioritizing the formalization of Conduct Adjustment Terms and Judicial Agreements, which has been benefitted the planning and execution of works within feasible deadlines, integrating these obligations to the Company’s budget priorities.

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Sabesp has structured management procedures, continuous monitoring, and control of these commitments.

Environmental excellence: corporate programs toward sustainability

To elevate the Company to a condition of environmental excellence, it is necessary to invest in preventive actions toward sustainability, through actions aimed at the environmental matter, such as the programs described below, the other programs previously mentioned, and a Corporate Environmental Management Training Plan.

Environmental Management System in STPs and WTPs: a vector for operational excellence

In 2009, we started the voluntary implementation of the Environmental Management System (EMS) in the WTPs and STPs, aiming at improving the efficiency of the systems, managing risks, and implementing preventive actions to avoid impacts on the environment.

Our goal is to implement the EMS in all WTPs and STPs by December 2024, by adopting two types of management models: a model designed by Sabesp (SGA-Sabesp), based on ISO 14001 principles and with no external certification objectives, and the ISO 14001 Standard, which is maintained in a limited scope of plants that have this certification.

The strategy of having part of the scope certified by ISO 14001, in addition to showing our commitment to the environment, keeps the Company up to date with international standards and practices and also serves as a benchmark to improve our model. Overall, the EMS is present in 558 treatment plants (67% of the total), of which 36 are certified with 14001.

Sustainable STPs Program

The Sustainable STPs Corporate Program, launched in 2019, was established to develop and disseminate the culture of sustainability, with the implementation of actions that make it possible to transform the byproducts generated at the STPs, such as biogas, sludge, and effluents, into sustainable resources, considering their energy use.

The program has its own certification system, currently comprising 41 plants in different stages of development, 11 of which are already certified, with an expected expansion of the scope within the next few years.

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RESEARCH, DEVELOPMENT AND INNOVATION

Our innovation process aims at seeking technological solutions to increase operational efficiency and competitiveness in the market. To this end, we interact with education institutions and other segments, creating and strengthening partnerships.

The innovation process operates on two fronts. One is related to a survey of demands, solutions, and market prospection, which includes universities, startups, and companies, and the other is aimed at receiving new market technologies when the applicability of the product or service is evaluated.

The promising technologies are tested on a pilot scale to assess their technical and economic feasibility, to be further replicated. In 2021, we allocated R$ 26.5 million to Research, Development, and Innovation (RD&I), through our funds or funds raised with development agencies.

Among the development initiatives, we have two Cooperation Agreements executed with the São Paulo State Research Support Foundation (Fapesp). The most recent of them, through the Innovation Program for Small Companies, aims at accelerating startups focused on the development of innovative projects, and the other, maintained since 2009, aims at research projects in higher education institutions of São Paulo under the Program to Support Research in Partnership for Technological Innovation (PITE) and provides for non-refundable financing of R$ 50 million.

The project with PITE has already resulted in the implementation of 17 research projects and is currently in its third call for projects. The projects’ technical-scientific merit analysis was concluded by Fapesp’s reviewers and 12 selected projects will start in 2022.

Model project in the circular economy

The implementation of the circular economy model started at the Franca unit (SP) with the implementation of an optimized system for resources recovery, which integrates the solid, liquid, and gaseous phases of sewage, and was recognized with first place in the Convocatoria Ideas en Acción award organized by the Inter-American Development Bank (IDB) and the International Water Association (IWA), in Guayaquil, Ecuador, 2019 edition.

Among the actions ongoing within this system, the most structuring is the use of biogas generated in the sewage treatment process in the form of biomethane to supply our local fleet of 38 light vehicles adapted to vehicular natural gas (GNV).

Resulting from the technical cooperation agreement with Germany's Fraunhofer IGB Institute, the initiative uses clean, renewable fuels with reduced greenhouse gas emissions to replace fossil fuels.

The project also provides for other actions that aim at transforming the unit into a generation plant of resources with high added value, such as the use of water and solar energy to produce electricity and thermal energy, in addition to other beneficial applications for biogas.

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To enable the sale of biomethane produced, we are conducting a risk assessment study focused on the quality of the processing system, aiming at obtaining certification by the National Agency of Oil, Natural Gas, and Biofuels (ANP). The report will be submitted for approval by ANP by the end of 2022.

In addition to a new source of income, the initiative will enable the replacement of fossil fuels with clean energy, reduction of GHG emissions, and inclusion of biomethane as a new fuel in the Brazilian energy matrix.

Another initiative promoted within the circular economy concept is reuse water, produced from the purification of treated effluent. Reuse water can be used for specific purposes, allowing drinking water to be aimed at more noble uses.

Innovation in the New Pinheiros River Program

In addition to the ongoing actions of the work fronts developed in the New Pinheiros River Program, in 2021, we implemented the Pinheiros River Oxygenation System. It consists of an oxygenation technology that can transfer 90% of the oxygen used to the liquid medium through a process of oxygen dissolution at a molecular level.

The system is under assisted pre-operating phase and the technology is expected to contribute to the river’s self-depuration process, improving its quality.

Actions to improve resilience

Unpredictable and increasingly frequent severe weather conditions may impact the water available to supply the population. This shows the importance of conducting studies and implementing actions capable of providing operational resilience to suitably overcome adverse weather conditions.

Within the Technical Cooperation executed between IDB and the São Paulo State, US$ 328 thousand non-refundable funds are to be debited from the bank’s regular funds and allocated to the Strategic Program for Infrastructure Development.

The first activity assigned to Sabesp focuses on improvement actions and technological innovation of water supply management facilities during water crises, using modern analytical tools, experiences, available practices, and theoretical analysis.

In its final development phase, guidelines and actions were presented for a general strategy to increase the resilience of public supply systems to water shortages. As a result, solutions for two specific areas were presented (i) guidelines using artificial intelligence for the management and monitoring of water resources; and (ii) intelligent demand forecasting models; in addition to innovative management solutions for the water distribution system.

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Open Innovation

We invest in the development and implementation of actions within the concept of Open Innovation to integrate ideas, share needs, exchange knowledge, and conduct research with the participation of segments inside and outside the Company.

Accordingly, we seek innovative solutions from the production sectors of the market, including startups, for the development of solutions to be analyzed and, if successful, be scaled.

Two other sequential actions are being developed to improve open innovation actions and supplement the Technical Cooperation with IDB assigned to Sabesp, previously mentioned, namely i) systematization of the process for a public call for technology innovation projects; and ii) development and implementation of an open innovation digital platform.

With this, ideas and innovative technological solutions acquired will be improved, in addition to facilitating and enhancing the integration of internal and external chain players.

The efforts employed in RD&I actions aim at breaking paradigms and fostering a culture of innovation throughout the Company to improve processes and services, combining efficiency with financial results and adding value to the products.

ECONOMIC AND FINANCIAL MANAGEMENT

Even because of the adverse scenario of convergence of the still ongoing COVID-19 pandemic with high inflation, the Company gradually resumed revenue and operating result levels over 2021.

Despite below-average rainfall rates in 2021, investments in water since the 2014-2015 water crisis allowed the Company to maintain water supply to the population, showing its strong resilience.

The worsening of the second wave of COVID-19 in the first half of 2021 impacted the Company’s revenue mix, increased the share of residential customers in total revenue, and maintained average tariff at levels still proportionally lower than in 2019.

The conclusion of the 3rd Ordinary Tariff Revision (cycle 2021 - 2024) together with the New Tariff Structure marked the beginning of a new tariff cycle, in which important changes are being implemented to revamp the customer billing structure, making it fairer and more efficient. To this end, in the first year of the current cycle, special adjustments per category were approved as the first steps of the adjustment, contributing to improving the result in the second half of the year.

At the same time, the Company made efforts to adjust to the new regulations resulting from the New Sanitation Framework (Law 14,096/2020), especially Federal Decree 17,710/2021, which requires basic sanitation companies to prove their economic-financial capacity to operate services by 2033, as defined by law.

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There was a broad mobilization to meet the deadlines to prepare the business plan and the funding plan, which are part of the documents addressed to the state regulatory authority, Arsesp, which will be responsible for analyzing and reporting to the Brazilian regulatory authority, ANA.

In 2021, the Company invested approximately R$ 5.0 billion, without neglecting its financial liquidity. It raised funds in the local market totaling R$ 2.4 billion, following the guideline of safe leverage and no debt in foreign currency. The recognition came through two risk rating agencies that granted the Company the highest rating (AAA(bra)), feeding back a positive cycle of access to the capital markets.

Regulation of Services and Tariffs

From the local regulatory perspective, the end of the 3rd Ordinary Tariff Revision (3rd OTR) and the implementation of the new Tariff Structure marked 2021 with important definitions that will permeate the new cycle (2021 - 2024), among which the definition of the Maximum Average Tariff (P0) approved at R$ 5.1213/m³ at February 2021 values, X Factor of 0.2142%, and the Regulatory Asset Base of R$ 55.9 billion.

Definitions of the new Tariff Structure to be implemented involve, among others, the replacement of the minimum volume of 10 m³ per month for the charge of a fixed and a variable portion, expansion of the beneficiaries base of the social tariff, unification of the tariff tables in all municipalities served, in addition to separate tariffs for water services and sewage collection and treatment.

Annual real adjustments were also defined for the residential category due to the adequacy for the implementation of the new tariff structure that will be implemented in 2022 (+1.5% in 2022, 3.0% in 2023, and 4.6% in 2024).

Moreover, due to the gradual implementation of the new structure for charging the services, the Company designed a revenue variation limit system to reduce the risk of oscillations in consumption resulting from these changes.

A revenue ceiling mechanism limits the maximum acceptable variation of revenue in each year of the cycle to guarantee our break-even revenue in the period, thus mitigating the risks related to the change of the tariff structure and providing more predictability to our operation.

In practice, if the effective revenue exceeds 102.5% of the required revenue defined by the regulator, the additional amount will be reversed in favor of consumers in the following year, otherwise, if the effective revenue is less than 97.5% of the required revenue, the revenue shortfall will be added to the tariff, offsetting the loss of revenue for the Company in the subsequent year, ensuring more predictability to the operation.

In 2021, due to the current structure still in effect, measures such as the application of distinguished adjustment indexes for the different customer categories were implemented to adjust to the new structure to be established in the future, which also included an increase of beneficiaries in the social and vulnerable categories.

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Thus, residential and non-residential tariffs moved up by 7.60%, the social residential tariff fell by 1.00%, and the wholesale tariff increased by 5.45%. The overall effect of the adjustment was 7.00% on the Company’s tariff, applied on May 10, 2021.

Arsesp defined a gradual transition period to reach the defined target structure, which, initially, would begin in 2022, however, the postponement of the implementation of the new structure was decided on March 17, 2022, together with the release of the 2022 tariff adjustment, and is still depending on the agency’s decision.

The adjustment authorized on that date, according to resolution 1,278/2022, includes the adjustment for inflation of 10.5473% and the discount of the efficiency factor (X Factor) of -0.2142%, in addition to the period’s compensatory adjustments of 2.3932%, as provided for in the 3rd OTR (adjustment of the revenue ceiling and adjustment of +1.5% of the residential category) and 2019 and 2020 adjustments to the general quality index, resulting in a tariff adjustment index of 12.8019%. The 2020 annual adjustment will become effective as of May 10, 2022.

Finally, over this cycle, similarly to 2022, annual tariff adjustments will be defined in the other years considering any compensatory adjustments resulting from revenue actually achieved, inflation (IPCA), productivity factor to be shared with users (X Factor), and quality factor (Q Factor) through the achievement of goals in four operational indicators defined in the 3rd OTR.

Investments

The chart below shows investments broken down by water, sewage, and region:

R$ million

	Water	Sewage	Total
São Paulo’s Metropolitan Region	1,398.3	2,385.8	3,784.1
Regional Systems (interior and coastal areas)	551.8	647.1	1,198.9
Total	1,950.1	3,032.9	4,983.0

Indebtedness

In 2021, the Company refinanced its maturing debts relying mainly on two issue debentures in the capital market, the 28th issue totaling R$ 1.20 billion, and the 29th issue totaling R$ 1.25 billion, of which R$ 750 million with incentive debentures according to Law 12,431/2011, backed by investment projects.

Total debt increased by 2.7% in 2021, from R$ 17.3 billion in 2020 to R$ 17.7 billion in 2021. Total indebtedness denominated in foreign currency fell by 7.1%, from R$ 3.5 billion in 2020 to R$ 3.3 billion in 2021, accounting for 18.6% of the Company's total debt at the end of the period (20.1% in 2020).

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Amortization in local and foreign currencies totaled R$ 2.9 billion in 2021, of which the 25th issue debentures was the main of them, totaling R$ 1.40 billion. It is worth noting that the 25th issue had been held in April 2020, under the uncertainties brought by the COVID-19 crisis.

At the end of 2021, we had R$ 15.9 billion in long-term debt, R$ 2.9 billion of which was in foreign currency. Short-term debt totaled R$ 1.8 billion, of which R$ 359.1 billion was in foreign currency.

Fundraising

Sabesp has a consolidated reputation in the capital market and solid relationships with public banks and multilateral domestic and international agencies. This mix and diversity of sources allow us an extended debt amortization profile, at costs compatible with our investment cycle, especially credit lines granted by official Brazilian banks and multilateral credit organizations that have been growing in the capital market, with the issue of incentive debentures that provide for withholding income tax for individuals.

In 2021, the Company favored contracting debt in local currency, totaling R$ 2.8 billion, whose proceeds were used to finance its investment plan, recompose cash, and refinance financial commitments. Moreover, R$ 509.6 million from reimbursements from financial investments already contracted in previous years were recorded.

In this context, and taking advantage of liquidity in the Brazilian capital markets, we held the 28th issue debentures in July, in three series, at the total amount of R$ 1.2 billion. The first, second, and third series will mature in July 2024, 2026, and 2028, respectively. The first series, totaling R$ 127.8 million, yields CDI + 1.20% p.a., with semi-annual interest payments. The second series, totaling R$ 888.2 million, yields CDI + 1.44% p.a., with semi-annual interest payments. The third series, totaling R$ 184.0 million, yields CDI + 1.60% p.a., with semi-annual interest payments. The proceeds from these issues were used to strengthen our cash position and refinance financial commitments pending in 2021.

In December, we carried out the 29th Issue debentures, in three series, in the amount of R$ 1.25 billion. The first, second, and third series will mature in December 2026, 2031, and 2036, respectively. The first series, totaling R$ 500 million, yields CDI + 1.29% p.a., with semi-annual interest payments. The second series, totaling R$ 600 million, yields IPCA + 5.3058% p.a., with annual interest payments. The third series, totaling R$ 150 million, yields IPCA + 5.4478% p.a., with annual interest payments. The proceeds from the first issue are allocated to refinance maturing commitments and to recompose our cash flow. The proceeds from the second and third series will be used to support the investment in infrastructure projects in specific municipalities in which we operate.

On March 18, 2022, we held the 30th Issue Debentures, in two series, totaling R$ 1.0 billion. The first and second series will mature in March 2027 and March 2029, respectively. The first series, totaling R$ 500 million, yields CDI + 1.30% p.a., with semi-annual interest payments. The second

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series, totaling R$ 500 million, yields CDI + 1.58% p.a., also with semi-annual interest payments. The proceeds from the issue will be used to refinance financial commitments due in 2022 and to recompose and reinforce the cash position. Moreover, in April, we formalized the contracting of three credit operations with FEHIDRO, totaling R$ 8.7 million. The proceeds will be used to implement projects in the municipalities of Itapecerica da Serra, São Paulo, and Vargem Grande Paulista. The principal will be amortized in 41 months after the 18-month grace period. Interest of 3.00% p.a. is charged to the principal.

In 2021, Fitch raised the Company’s credit ratings from AA(bra) to AAA(bra) on a national scale, and from BB to BB+ on a global scale in local currency, and maintained the foreign currency global scale rating at BB. Moody’s adjusted the Company’s credit rating on a national scale from Aa2.br to the new AAA.br local currency rule, and S&P maintained the Company’s rating unchanged, which, on a national scale, was already brAAA:

	Fitch	Moody’s	S&P
National Scale	AAA(bra)	AAA.br	brAAA
Global Scale	BB (foreign currency) BB+ (local currency)	-	BB-

Although our covenant (financial indicator) “Total Debt/Adjusted EBITDA” ratio increased from 2.66x in 2020 to 2.74x in 2021, this debt level is still significantly lower than the contractual limit of 3.65x, which is a contractual obligation in our 17th Debenture Issue and in the AB Loan.

The table below shows the most restrictive clauses in 2021:

Restrictive clauses
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

On December 31, 2021, the Company had met all the requirements of its borrowings and financing agreements.

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Economic-Financial Performance

In 2021, the Company recorded a net income of R$ 2.3 billion, increased by 136.9% from the R$ 973.3 million recorded in 2020.

Profit track record

The net operating revenue (which includes construction revenue) totaled R$ 19.5 billion, a YoY increase of 9.5%.

Net operating revenue track record

The gross operating revenue related to sanitation services (excluding construction revenue), totaled R$ 16.3 billion in 2021, an increase of R$ 1.1 billion, or 7.6% when compared to the R$ 15.2 billion recorded in 2020.

The main factors leading to the increase in the gross operating revenue were, among others a 3.4% tariff adjustment since August 2020, and an average tariff adjustment of 7.0% since May 2021.

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In 2021, construction revenue increased by R$ 660.1 million, or 17.8%, when compared to 2020. The change was mainly due to higher investments, especially the expansion of the structures related to sewage systems.

Gross operating revenue track record

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Water and sewage billed volume (1) per customer category – million m3
	Water			Sewage			Water + Sewage
	2021	2020	%	2021	2020	%	2021	2020	%
Residential	1,864.8	1,802.2	3.5	1,629.9	1,565.9	4.1	3,494.7	3,368.1	3.8
Commercial	168.5	163.5	3.1	159.0	155.9	2.0	327.5	319.4	2.5
Industrial	33.6	31.4	7.0	35.8	35.9	(0.3)	69.4	67.3	3.1
Public	35.7	36.7	(2.7)	31.4	32.4	(3.1)	67.1	69.1	(2.9)
Total retail	2,102.6	2,033.8	3.4	856.1	1,790.1	3.7	3,958.7	3,823.9	3.5
Wholesale (3)	49.7	50.1	(0.8)	15.8	14.5	9.0	65.5	64.6	1.4
Subtotal	2,152.3	2,083.9	3.3	1,871.9	1,804.6	3.7	4,024.2	3,888.5	3.5
Mauá (4)	21.5	29.5	(27.1)	-	-	-	21.5	29.5	(27.1)
Residential Social/Favela(6)	-	45.8	(100.0)	-	35.3	(100.0)	-	81.1	(100.0)
Total	2,173.8	2,159.2	0.7	1,871.9	1,839.9	1.7	4,045.7	3,999.1	1.2

Water and sewage billed volume (1) per region – million m3
	Water			Sewage			Water + Sewage
	2021	2020	%	2021	2020	%	2021	2020	%
Metropolitan	1,419.4	1,351.3	5.0	1,255.7	1,192.6	5.3	2,675.1	2,543.9	5.2
Regional (2)	683.2	682.5	0.1	600.4	597.5	0.5	1,283.6	1,280.0	0.3
Total retail	2,102.6	2,033.8	3.4	1,856.1	1,790.1	3.7	3,958.7	3,823.9	3.5
Wholesale (3)	49.7	50.1	(0.8)	15.8	14.5	9.0	65.5	64.6	1.4
Subtotal	2,152.3	2,083.9	3.3	1,871.9	1,804.6	3.7	4,024.2	3,888.5	3.5
Mauá (4)	21.5	29.5	(27.1)	-	-	-	21.5	29.5	(27.1)
Residential Social/Favela(6)	-	45.8	(100.0)	-	35.3	(100.0)	-	81.1	(100.0)
Total	2,173.8	2,159.2	0.7	1,871.9	1,839.9	1.7	4,045.7	3,999.1	1.2

(1) Unaudited by external auditors

(2) Including coastal and interior regions

(3) Wholesale includes volumes of reuse water and non-domestic sewage

(4) Billed volume in the wholesale segment in 2020 and the retail segment in 2021

(5) Volume exempt from payment in 2020

In 2021, general costs, administrative & selling expenses, and construction costs increased by 14.6% (R$ 2.0 billion). Excluding the effects of construction costs, this increase was 13.5% (R$ 1.3 billion).

The share of administrative & selling expenses and construction costs as a percentage of net revenue was 79.0% in 2021, compared to the 75.4% recorded in 2020. For more information on the breakdown and changes in costs and expenses, see the Results Press Release available on the Company’s website at https://ri.sabesp.com.br/informacoes-financeiras/central-de-resultados/.

Adjusted EBITDA fell by 0.8% from R$ 6,421.8 million in 2020 to R$ 6,372.7 million in 2021, and the adjusted EBITDA margin reached 32.7%, compared to 36.1% recorded in the previous year.

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Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 41.5% in 2021 (45.0% in 2020).

Adjusted EBITDA and Adjusted EBITDA Margin Track Record

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Adjusted EBITDA Reconciliation[1] (Non-accounting measures) (R$ million)
	2021	2020	2019	2018	2017
Net income	2,305.9	973.3	3,367.5	2,835.1	2,519.3
Financial result	927.4	3,166.4	1,033.7	1,264.3	458.1
Depreciation and amortization	2,253.3	2,037.1	1,780.2	1,392.6	1,301.9
Income tax and social contribution	864.3	352.7	1,310.4	1,077.3	984.3
Other net operating income/expenses[2]	21.8	(107.7)	18.7	(28.7)	5.7
Adjusted EBITDA	6,372.7	6,421.8	7,510.5	6,540.6	5,269.3
Adjusted EBITDA Margin	32.7	36.1	41.8	40.7	36.1
Construction revenue	(4,376.7)	(3,716.6)	(2,946.5)	(2,802.7)	(3,150.9)
Construction cost	4,278.3	3,630.1	2,881.4	2,739.7	3,080.5
Adjusted EBITDA Margin excluding revenue and construction cost	6,274.3	6,335.3	7,445.3	6,477.6	5,198.9
Adjusted EBITDA Margin excluding revenue and construction cost	41.5	45.0	49.5	48.8	45.4

Dividends

According to the Company's Bylaws, the common shares are entitled to the minimum mandatory dividend, corresponding to 25% of the net profit for the year, obtained after the deductions determined or allowed by law, which can be paid as interest on capital.

1Adjusted EBITDA corresponds to net profit before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) of financial income and (iv) other net operating income/expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, or IFRS - International Financial Reporting Standard; thus, it should not be considered in isolation, or as an alternative to net income, as a measure of operating performance, an alternative to operating cash flows, or a liquidity index. Adjusted EBITDA does not have a standardized definition, and the Company's definition of Adjusted EBITDA may not be comparable with those used by other companies. The Company's management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to assess performance and compare companies. The calculation of adjusted EBITDA by other companies may differ from the Company. Adjusted EBITDA is not part of the financial statements.

Adjusted EBITDA is intended to present an indicator of operational economic performance. Sabesp´s Adjusted EBITDA corresponds to net profit before net financial expenses, of income tax and social contribution, depreciation and amortization and other net operating income/expenses. Sabesp's Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in tax burden or depreciation and amortization levels. As a result, Adjusted EBITDA serves as a suitable instrument to compare operating performance on a regular basis. In addition, there is another formula to calculate the Adjusted EBITDA that is adopted in some financial commitment clauses. The Adjusted EBITDA provides a better understanding not only of operating performance but also the ability to meet the Company's obligations and to raise funds for investments in capital assets and working capital. Adjusted EBITDA, however, has limitations that prevent it from being used as a profitability indicator because it does not take other costs resulting from Sabesp's activities or some other costs into account that may considerably affect its profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

2Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep. Other operating expenses consist mainly of nonrecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and surplus cost of traded electricity

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The dividend distribution policy foresees that the payment of the minimum mandatory dividend will be maintained until the universalization of the basic sanitation services is reached in the operated area and, when paid as interest on capital, the income tax rate charged on the amount payable to shareholders will be considered an additional dividend.

In 2021, Sabesp paid dividends as interest on capital totaling approximately R$ 272.0 million for 2020, corresponding to approximately R$ 0.3979 per common share, a pay-out of 27.9%, and a dividend yield of 0.9%.

For 2021, the Board of Directors approved the proposal to pay interest on capital, totaling R$ 644.3 million, corresponding to R$ 0.9427 per common share, a pay-out ratio of 27.9%, and a dividend yield of 2.3%, with payment scheduled for June 27, 2022.

Stock Market

The Brazilian market closed 2021 with a negative result, with the Ibovespa index at 105 thousand points, a decrease of 11.8%. Sabesp’s shares closed with a 5.6% drop, priced at R$ 40.18 and a market cap of R$ 27.5 billion.

The annual financial volume of our shares also fell, by 34.5%, from the previous year. The share of individual investors remained below 4% in 2021, similar to 2020.

The depreciation of the Brazilian stock market, which also impacted the Company’s shares, was mainly due to inflation containment measures implemented by central banks, both in Brazil and abroad.

These measures raised interest rates and led capital flows to fixed income, which is less volatile. Moreover, the Brazilian economic and political scenario confirmed investors’ perception of risk regarding the country.

The American Depositary Receipts (ADRs) depreciated by 14.5% under the same fundamentals of the local market and the 7.2% appreciation of the U.S. dollar, which may be related to the increase in the number of shares traded at NYSE, increasing the Company’s share capital from 12.4% to 15.3%. The S&P 500 and Dow Jones market indexes appreciated by +26.9% and +18.7%, respectively, in the same period.

The Company is still included in the main B3 indexes and continues to be monitored by the main financial institutions in the market.

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CORPORATE GOVERNANCE

Sabesp is a publicly traded company controlled by the São Paulo State, which holds 50.3% of the share capital. The remaining shares are traded on the São Paulo stock market, in the Novo Mercado segment (34.4% on December 31, 2021), and the New York stock market, as American Depositary Receipts Level III (15.3% also on December 31, 2021).

As a result of the great exposure in the capital market and its adhesion to special listing segments, the Company adopts high corporate governance standards. Moreover, for being controlled by the State and operating in a regulated environment, the Company is subject to the controls of environmental and sectorial regulatory bodies, as well as the Accounting Court of the São Paulo State.

Management Structure and Operation

The Company is managed by the Board of Directors and Executive Board. The Board of Directors is elected by the General Shareholders’ Meeting for a unified term of office of two years, with a maximum of three consecutive reelections. It is composed of a minimum of 7 and a maximum of 11 members, one of whom is the Chief Executive Officer.

At least two or 25% of the board members, whichever is higher, must be independent according to the requirements of Law 13,303/2016 and the Novo Mercado listing segment of the São Paulo stock exchange. The participation of a representative of minority shareholders is guaranteed. Moreover, the participation of an employee representative on the Board of Directors is ensured.

In August 2021, employees directly elected their representative at the Board of Directors. The appointee will be presented to the General Shareholders’ Meeting to be held on April 28, 2022.

The Board of Directors is assisted by a Statutory Audit Committee, composed of three independent members, one of whom is the coordinator and financial expert.

The Executive Board is responsible for the Company’s executive management and is composed of six members with a unified term of office of two years, with a maximum of three consecutive reelections. The Director designated as the Chief Executive Officer is a member of the Board of Directors during the time he/she remains as CEO, but cannot act as Chair.

When taking office, the members of the Board of Directors and Executive Board participate in an integration program to present the Company’s business processes, the main corporate documents, the corporation law, the capital markets law, the rules for disclosing information, and internal controls. The training is offered every year and is extended to the members of the Fiscal Council.

Management Evaluation

Through an independent consulting firm, the Company annually evaluates the Board of Directors, Statutory Committees, and the Executive Board and their committees, in a collegiate and individual manner, including matters related to the members’ performance and conduct in line with the objectives defined in the Company’s business plan and long-term strategy.

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The result of the evaluation is used to instruct the implementation of improvements in the organization and operation of its units, as well as to identify matters to be improved and explored by the Board of Directors and Executive Board.

Fiscal Council

Installed since the Company’s inception, the Fiscal Council permanently operates and is currently composed of five sitting members. The members of the Fiscal Council are annually elected by the General Shareholders’ Meeting, one of whom is the representative of the minority shareholders. The members of the Fiscal Council can be reelected two consecutive times at the most. Currently half of the members are in their first term of office.

The Fiscal Council is responsible for overseeing the acts of the managers and checking compliance with their legal and statutory duties.

Compensation of the Statutory Bodies

The annual overall compensation to be paid to Management and members of the statutory committees and Fiscal Council is approved by the General Shareholders’ Meeting. The total compensation paid in 2021, in gross amounts, considering benefits and legal charges, totaled R$ 7.8 million, including around R$ 1.4 million referring to the Executive Officers' variable compensation.

Ethics and Integrity

Sabesp believes that having ethical behavior in its business, besides caring for its reputation, shows its commitment to society, as it creates an environment of trust and transparency and ensures that resources are properly used in the provision of water and sewage services, which are essential to people’s health and the preservation of the environment.

The Code of Conduct and Integrity is the main corporate instrument to disseminate both the ethical conduct expected and the practices not tolerated by the Company. The document also provides for the possibility of applying disciplinary measures for those who fail to comply with its guidelines, ensures protection for whistleblowers, and makes available the Trust Channel and the Whistleblower Channel, which can be easily accessed.

Created in 2018, supported by the Institutional Compliance Policy, and approved by the Board of Directors, the Integrity Program defines guidelines, principles, and competencies that guide board members, directors, employees, apprentices, interns, contractors, and partners when associating with Sabesp, to develop the culture of compliance.

The program includes topics such as anti-bribery and anti-corruption guidelines, recommended conduct in case of conflict of interest, guidelines on donations and contributions.

The Program is annually audited and monitored by the Statutory Audit Committee and its achievement is ensured by the Risk Management and Compliance Department, which relies on impartiality while conducting the activities, and material, human, and financial resources to ensure that the Program is successfully implemented.

The Program also relies on the supervision of processes and annual verification of the effectiveness of its controls by the internal audit area.

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Trust Channel and Whistleblower Channel

The Trust Channel is an internal preventive institutional mechanism designed to answer employees’ doubts and instruct them on how to behave properly in the Company’s daily operations, and address matters related to integrity.

For cases of violation of our rules, we created a Whistleblowing Channel to detect and monitor misconduct (harassment, fraud, and corruption). Reports are received by an external channel managed by a specialized third-party company and are available to any interested party. The reports are processed by the internal operating audit authority, which ensures anonymity and confidentiality of information received, thus avoiding retaliation against employees who have registered reports.

All reports received are analyzed and periodically reported to the Ethics Commission and Audit Committee, which is responsible for monitoring the procedures to investigate violations of the Code of Conduct and Integrity and other events reported in the Whistleblowing Channel.

In 2021, 212 reports were recorded in the Whistleblower Channel and 52 penalties were applied, among company employees and outsourced employees, of which 23 warnings, 6 suspensions, and 23 dismissals. It is worth noting that, among the cases investigated and the penalties applied, there are no indications of participation of Company employees in acts of corruption.

Evaluation and performance of the Integrity Program

In 2021, we conducted 164 verifications for analysis of possible transactions with related parties and prevention of conflicts of interests and 57 reputation analyses. The effectiveness and applicability of the Program actions are continuously monitored for improvement and annually audited.

No confirmed incidents of corruption at the Company were verified during the preparation of this report, and there were no public lawsuits related to corruption, lawsuits related to anti-competitive behavior, or violations of antitrust and monopoly law involving the Company.

In 2021, we were recognized for the second consecutive year by the General Office of Internal Affairs of the Federal Government as a Pro-Ethics Company (cycle 2020-2021) for our commitment to the implementation of measures to fight against fraud and corruption.

Moreover, the self-diagnosis annually carried out with the Ethos Institute tool granted Sabesp a score higher than nine in 2021, showing the maturity of the Program, which annually improves significantly the actions implemented.

Managing Risks, Impacts, and Opportunities

By carrying out sustainable water management and expanding access to sewage collection and treatment, Sabesp has a strong positive impact on society and the environment, as it reduces infant mortality and hospitalizations due to water-borne diseases, contributes to the cleaning up of rivers, preserves biodiversity, expands water availability, and promotes the conscious use of water by consumers.

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In addition, investments in sanitation generate significant direct and indirect economic benefits for the local and regional economies, such as job creation and appreciation of the tourism and real estate sectors.

Sanitation infrastructure projects, however, may bring inconveniencies to the surrounding communities, such as street and avenue closures or interruptions in water supply for network maintenance.

Whenever possible, we try to coordinate our actions and schedules, both internally, by grouping services, and externally, with municipalities and other utility companies, to mitigate these inconveniences. Furthermore, we undertake proactive engagement actions with stakeholders, such as meetings or other communications, to provide information about projects and interventions.

Corporate Risk Management

To ensure systematic and standardized risk management, we have adopted a Corporate Risk Management policy, adherent to the framework of the Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management (COSO – ERM)), ABNT NBR ISO 31.000:2009 and ABNT ISO GUIA 73:2009 standards, which is approved by the Board of Directors. The management of risks at the Company covers the main corporate risks, which are classified based on their nature, impact, probability, and criticality.

Through a corporate risk map, we monitor trends and foresee scenarios that may adversely affect the Company's operations. Mapping the risks allows us to define investment priorities and asset maintenance to mitigate the risk of water scarcity, guarantee the security of our operations and technologies, data and information, ensure compliance with laws and regulations, and protect the physical integrity of employees, facilities, and communities.

Risk Management Structure and Governance

Sabesp has an organizational structure at the executive level, administratively linked and led by the CEO, to coordinate risk management with the business and administrative areas.

The management of risks is an activity performed by the various governance bodies that include the Board of Directors, Fiscal Council, Audit Committee, Executive Board, Boards (including the CEO Office), and the Corporate Risk Management Committee.

Risks identified are monitored by indicators and regularly addressed by each area responsible for the business processes and monitored every two months in an integrated manner by the Corporate Risk Management Commission, which is composed of representatives of the Executive Offices and subordinated to the Executive Board.

The Company has contingency plans for critical processes and structures in the event of risks, such as water shortages, discontinuity of outsourced operational services, and accidents at dams.

The corporate risk map is annually reviewed and approved by the Board of Directors. The criticality of the corporate risks defines the authority responsible for monitoring the indicators, and the definition, execution, and follow-up of the mitigating activities and action plans. When we identify an increase in the risk level, it is promptly reviewed so that mitigation actions are taken for the

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Company's activities to be carried out with the effectiveness required to meet the business plan and long-term strategy.

Main corporate risks

Regulatory Risks: risks related to current regulatory uncertainty, especially regarding the New Legal Sanitation Framework.

Risks Related to our Business: risks that may affect the Company's operations and for which it is not always possible to contract insurance or for which insurance is not available on acceptable terms.

Climate Risks: risks related to weather conditions, such as torrential rainfall and drought, which could reduce water availability for supply, compromise the operating conditions of our facilities, compromise the supply of inputs such as electricity, and change the behavior of our consumers.

Cyber risks: risks related to the collection, storage, processing, and transmission of data, including personal data, that we use in our operations and business.

Financial Risks: risks related to the macroeconomics, our capacity to generate revenues and obtain financing to maintain our investment plan.

The complete description of corporate risks can be found in item 4 of the Reference Form, and in item 3.D - Risk Factors of Form 20-F, both filed by the Company with the Brazilian Securities and Exchange Commission.

Internal controls

Internal controls include the procedures, among others, for accuracy of the accounting records, preparation of financial statements under official regulations, and the proper authorization of transactions related to the acquisition, use, and sale of the Company's assets.

For 17 years, we have promoted a structured and systematic assessment of internal controls, which is currently guided by the internal controls framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and is adherent to section 404 of the Sarbanes-Oxley Act (SOX) and Federal Law 13,303/2016.

We annually review the assessment process of internal controls, considering new risks related to the preparation and disclosure of financial statements, as well as possible significant changes in processes, information systems, and technological environment.

Internal control tests are carried out by the internal audit area, which reports hierarchically to the CEO and effectively to the Audit Committee. In 2020, the assessment of the effectiveness of the internal controls environment did not identify any material deficiencies.

In addition to evaluating internal controls, the Audit Department performs audit projects based on the Annual Audit Plan, which considers the main corporate and process risks. Before implementation, the Annual Audit Plan is approved by the Audit Committee and the Company’s CEO.

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External auditors

The audit of our financial statements and review of quarterly information and financing projects are performed by external auditors, ensuring the reliability of the data presented. Sabesp respects the principles that preserve the independence of these professionals, namely i) not auditing their work, ii) not performing managerial functions; and iii) not advocating for their customers.

The Audit Committee, in line with our Bylaws, is responsible for assessing the guidelines that manage the hiring and provision of services provided by external auditors. The Committee is also responsible for recommending the hiring and dismissal of the external auditors to the Board of Directors and must issue an opinion before hiring other services provided by them, or by companies linked to them, that do not represent activities within their authority.

In 2020, we changed our independent auditors. KPMG Auditores Independentes, which had performed independent audit services since 2016, was replaced by Grant Thornton Auditores Independentes, which started activities with the review of the quarterly information for September 30, 2020.

In 2021, the total amount paid for the audit of the financial statements, review of quarterly information, and financing projects, among others, was approximately R$ 1.6 million, R$ 272 thousand of which was paid to KPMG and R$ 1.3 million to Grant Thornton.

Grant Thornton Auditores Independentes did not provide, during the audit period at the Company, services not related to the external audit, and neither it nor any related party audited Sabesp’s investees in 2021.

Personal data safety and privacy

To ensure the protection of personal data processed by the Company, in addition to technical measures to ensure security and privacy in processing such data, procedures and rules on governance have been implemented since 2020 for adequacy and compliance with the Brazilian General Data Protection Regulation (GDPR).

We highlight the preparation of an Institutional Policy of Personal Data Privacy and the Secrecy and Confidentiality Procedure for Processing Personal Data, the appointment of a Data Protection Officer (DPO), and the creation of an exclusive channel to assist data owners (lgpd@sabesp.com.br).

The adjustment project was supported by an external consulting firm and had the participation of several areas that process personal data at the Company. Lectures and debates on the matter were held, including presentations at meetings of the Executive Board.

As a result, several actions were implemented, among which the preparation of the Data Mapping, the adjustment of notices and contractual instruments, the implementation of internal supervision and risk mitigation controls, training, and other educational awareness actions that reached all employees.

In 2021, the Company received seven requests related to the exercise of rights of personal data owners, which were all duly responded to and substantiated.

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We did not record any complaints from third parties or regulatory bodies regarding possible non-compliance with the GDPR in the period, nor identified the occurrence of information security incidents related to violation of privacy, such as leaks, theft, or loss of personal data processed by the Company.

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PEOPLE MANAGEMENT

To maintain the best relationship with our employees, we are always seeking to improve our People Management, based on continuous engagement and on meeting their expectations and wishes.

At the end of 2021, our headcount totaled 12,515 people, who are subject to a Jobs and Salaries Plan. Employees are divided into operational, technical, university, and managerial categories, taking into consideration the level of education, professional experience, the complexity of duties, and technical qualification.

In 2021, we continued with the prevention of COVID-19 transmission among our employees, especially through social distancing measures implemented at times of greater virus circulation and the adoption of remote work. For employees holding positions that fall into the category of essential services to maintain public health, we have organized interval work schedules, seeking to reduce contact between them.

In 2021, the Organizational Climate Survey indicated a 72% favorability rate among employees, and, for this reason, the Company won for the first time the Good Company to Work For seal, a certification granted by the Great Place to Work (GPTW).

Talent attraction and retention

For being a mixed capital and publicly traded company, we open a public contest to hire employees, interns, and apprentices.

Through this process, we make a democratic selection of the candidates, offering everyone the same chance to a position, with no restrictions regarding social level, professional experience, ethnicity, or gender. In 2021, we hired nine employees approved in the 2018 selection for public office, and the turnover rate ended 2021 at 2.36%.

We have been increasingly adopting the internal selection process for new openings. Accordingly, we use our human capital by also providing motivation, recognition, and professional perspectives.

In addition to being open and democratic, the process is an opportunity for participating employees to assess their knowledge and identify growth opportunities. We did not conduct any selection for public office in 2021.

In partnership with Senai-SP, we have the Young Apprentice Program aimed at contributing to the training of young people by combining education and practice. In 2021, the program received 10,473 enrollments to fill 495 openings aimed at young adults aged 14 to 22, enrolled and studying in the first or second year of high school.

Moreover, aiming at the professional training of students and preparing them for the job market, we have the Interns Program. Students are hired for up to two years and perform professional activities supporting the Company’s areas as a form of learning, in a six-hour daily shift. Sabesp currently has 165 interns.

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Diversity, equality, and non-discrimination

We seek to address the topic of diversity among our employees by including guidelines related to differences and non-discrimination, as provided for in the Code of Conduct and Integrity, as well as initiatives to engage and further the matter.

As provided for in the Code of Conduct and Integrity, Sabesp repudiates any type of prejudice and discrimination and has mechanisms that restrain such behavior, such as the Whistleblower Channel and disciplinary measures imposed on employees who fail to comply with the guidelines of the Code.

In October 2021, we officially launched the Diversity and Inclusion Journey, with several lectures and awareness-raising actions. For 2022, we have ongoing and under-planning actions, such as internal diagnosis, census, and affirmative actions for the creation of a Diversity, Equality, and Inclusion Policy by implementing Action Plans, Objectives, Indicators, and Goals.

Career Management

Our employees have been at the Company for 20 years on average, proving that the actions implemented over the years aiming at retaining talents have been effective.

Among them, we can highlight our salary policy in line with the best market prices, which includes the Profit Sharing Program (PPR), as well as a competitive benefits package.

Another point that explains our success is the adoption of the Career, Job, and Salary Plan, which defines the evolution trails that allow each employee to design their trajectory at the Company, focusing on continuous development.

The Plan includes the Evaluation of Skills and Performance and supports career development for those with distinguished performance. The process is carried out every year, and its principles are valuing people, managing careers, and improving skills.

Promotions depend on budget availability and due approval by the control bodies of the São Paulo State. Career growth is based on salary references that allow increases of 5% to 15%. In 2021, the Evaluation cycle included 98% of the employees with promotion to 2,881 people.

Leaders Development Program

The purpose of the Leaders Development Program is to develop a transforming leadership in the Company, which is capable of conducting the necessary measures to create an organizational culture focused on results, innovation, and competitiveness.

Any employee who is not yet holding a leadership position has the chance to become familiar with the Leader Profile expected by the Company and participate in a mapping process of possible successors.

For new leaders, we offer the Mentoring Program, an initiative that prepares new managers to face the Company’s challenges in the coming years.

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Relationship with labor entities and collective negotiation

We maintain good relationships with employee representative entities (unions and associations), seeking to meet their main demands, always respecting the limit of our financial capacity and legal and government guidelines.

Our labor relations prioritize negotiation as a means of solving conflicts, significantly reducing the occurrence of strikes. Of all our employees, approximately 65% are union members. For eight years we have not recorded any strikes.

The collective bargaining agreement signed in 2021 resulted in (i) a salary adjustment of 7.79% (corresponding to the period inflation adjustment); (ii) an increase of 7.79% in the meal voucher; (iii) an increase of 7.79% in the food voucher; (iv) an increase of 9.84% in daycare allowances, due to the gradual transfer of costs from the now-closed Child Learning Center (“CCI”), adjusted in the collective negotiations of 2019/2020, but with no financial impacts as the adjustment was financed with funds from the end of CCI; (v) maintenance of the 2020/2021 collective bargaining adjustment clause, which guarantees job maintenance to 98% of our employees; and (vi) maintenance of the Christmas meal allowance on an exceptional basis.

Compensation and benefits

We adopt a wage policy linked to the Jobs and Salaries Plan that, in line with the Competence Management model, attracts, retains, and trains qualified and committed professionals, offering career and compensation perspectives compatible with the market.

Moreover, to increase employee engagement and recognize our talents, we also offer benefits in addition to those required by law, such as meal vouchers and food vouchers, snacks in alternative hours, Christmas hampers, jog security, additional sick-pay allowance, vacation bonus, healthcare, and private pension, among others.

To encourage employee efforts and align them to the corporate objectives, we have the annual Profit-Sharing Program, which takes into consideration not only the general objectives of the entire Company but also sectorial indicators that measure performance at the Business Units. The results are presented every quarter to the Executive Board, Board of Directors, and Unions.

In 2021, employees received the amount referring to the achievement of the goals for de 2020, which came to 99.8%.

Training and Development

At Sabesp, we consider capacity building and training processes essential, given that they support both organizational transformation and business and employee growth. With the implementation of the New Legal Sanitation Framework, which introduces several guidelines and aspects to the sector, this matter becomes even more important, as we need to invest in employees with better skills, more creativity, capacity for innovation, and focus on results.

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Sabesp has the Sabesp Business University (UES), which manages employee training and development by identifying their needs and defining the Training and Development Planning. In 2021, employees participated in 36 hours of training and development activities on average.

Employee health and safety

To take care of our employees’ health and safety, we have an Occupational Health and Safety Management System, which includes programs that follow the standards defined in the applicable rules and are annually revised, covering the 537 facilities of the Company.

Our programs allow us to design the health profile of all employees, apprentices, and interns, through a standardized occupational evaluation and tests carried out according to the risks to which employees are exposed.

The main risks potentially generating health problems related to the Company’s activities include noise, chemicals, contact with sewage, and ergonomics. To deal with emergencies, we have action plans in all the facilities, in addition to 2,900 fire brigades trained, prepared, and ready to act if necessary.

To engage and raise employees’ awareness of the importance of work safety practices, we have Internal Accident Prevention Commissions, carry out communication and training activities, in addition to the Internal Accident Prevention Week (SIPAT), an annual event that offered more than 100 lectures exclusively digital in 2021, recording 12,500 accesses in the six-day event.

115 accidents were reported in 2021, a growth of 22.3% over 2020. The frequency rate was 4.7 accidents per million man-hours worked, while the severity rate was 61 accidents per million man-hours worked. In 2021, the absentee rate was 4.5%.

Moreover, to prevent infectious diseases, we have a wide vaccination campaign against influenza every year. In 2021, the campaign reached 80% of the employees. In addition, we also offer vaccination against pneumonia and typhoid fever for groups most exposed to these diseases.

The Occupational Health and Safety Corporate Procedure defines that contractors must follow the same rules and procedures adopted by Sabesp. These occupational safety requirements are necessary for the bidding process and also provided for in contractual clauses.

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RELATIONSHIP WITH SUPPLIERS

Our supply chain is managed to share the Company’s values and principles with our business partners. Accordingly, we seek to create a partnership relationship that goes beyond the acquisition of products, materials, and services, because we believe that the development and continuity of our business and the value creation for stakeholders depend on it.

In 2021, we started to encourage the development of social, environmental, and governance aspects in our supply chain based on an analysis of the supplier market, to evaluate the stage and development potential of our partners.

Fight against child and forced labor

To eradicate any type of child, degrading, discriminatory, and forced labor, we require statements from our current and potential suppliers expressing their commitment to eliminate this practice and have created procedures, from supplier registration to the definition of specific contractual clauses, to avoid this practice.

In case of non-compliance with the requirements related to child and forced labor, and non-compliance with the regulations, we declare the ineligibility of the bidder during the bidding phase. During contract execution, any breach of disclosure to the rule may lead to the termination of the contract.

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2021 AWARDS AND RECOGNITIONS

•	Transparency Trophy 2021 (Anefac/Fipecafi), category Publicly Traded Companies with Net Revenue over R$ 8 billion. In 2021, we were recognized as the company that won the most editions of the award (22 times), ranking first in the 25th-anniversary celebration, unprecedented in the award.
•	Quality Assessment Certification, granted by The Institute of Internal Auditors (IIA), for the adoption of high-quality standards in Internal Audit works.
•	Good Company to Work For Seal, a certification awarded by the Great Place to Work (GPTW), as a result of the favorability rate of 72% among employees in the Organizational Climate Survey.
•	Bronze Seal of Friend of Justice Company, granted by the Court of Justice of the São Paulo State, for its commitment to reducing the number of lawsuits, favoring alternative agreements and conciliations outside the courts.
•	Pro-Ethics Company 2020-2021, granted by the Office of the Federal Controller General in partnership with the Ethos Institute, for recognizing it as a model of governance and prevention and fight against corruption.
•	Companies that Best Communicate with Journalists 2021, an initiative of the Business Communication Platform and Center for Communication Studies (Cecom), recognized Sabesp as a company that values excellence in communication with journalists.
•	Chico Mendes Institute Green Seal, for the implementation of the Ecological Center for Pavement Recycling, at Vila Leopoldina.
•	São Paulo Management Quality Award 2021, granted by the São Paulo Institute for Management Excellence (Ipeg), in several categories, such as innovation, customer relations, digital transformation, fight against COVID-19, among others.
•	National Quality Award in Sanitation (PNQS) 2021 awarded by the National Quality Committee (CNQA) of the Brazilian Association of Sanitation and Environmental Engineering (Abes). The Best in Management, Operational Efficiency, and Asset Management in Sanitation.
•	ISO 14001 Certification, granted by Bureau Veritas, keeping the seal in all 36 plants currently certified.
•	Sanitation Ranking 2021, of the Trata Brasil Institute in partnership with the consulting firm GO Associados, which listed five municipalities served by Sabesp among the 20 with the best sanitation indicators in Brazil – Santos (1st), Franca (4th), São Paulo (8th), Suzano (10th), and Taubaté (19th).
•	Abes Sanitation Universalization Ranking, a study prepared by the Brazilian Association of Sanitation and Environmental Engineering. According to the survey, Sabesp serves 41 of the 119 municipalities with universal services or services close to this level.
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•	Inovainfra Award, from O Empreiteiro magazine, in recognition of the Distributed Generation of Photovoltaic Energy Program being implemented at the Company.
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2021 STATEMENT OF FINANCIAL POSITION

1 – Calculation Base	2021 Amount (R$ thousands)			2020 Amount (R$ thousands)		
Net Revenues (RL)	19,491,061			17,797,541		
Operating Income (RO)	4,097,579			4,492,373		
Gross payroll (FPB)	2,652,383			2,646,518		
2 – Internal Social Indicators	**Amount (R$ thousands)**	**% on FPB**	**% on RL**	**Amount (R$ thousands)**	**% on FPB**	**% on RL**
Food	201,975	7.61%	1.04%	214,809	8.12%	1.21%
Mandatory social charges	258,716	9.75%	1.33%	254,585	9.62%	1.43%
Private pension	51,339	1.94%	0.26%	53,376	2.02%	0.30%
Health	232,850	8.78%	1.19%	212,681	8.04%	1.20%
Occupational safety and health	16,744	0.63%	0.09%	15,002	0.57%	0.08%
Education	4,458	0.17%	0.02%	4,120	0.16%	0.02%
Culture	252	0.01%	0.00%	344	0.01%	0.00%
Training and professional development	22,560	0.85%	0.12%	17,344	0.66%	0.10%
Day care nursery, or day care nursery assistance	1,784	0.07%	0.01%	2,045	0.08%	0.01%
Profit-sharing	87,793	3.31%	0.45%	86,233	3.26%	0.48%
Other	2,025	0.08%	0.01%	4,355	0.16%	0.02%
Total - Internal social Indicators	880,496	33.20%	4.52%	864,894	32.68%	4.86%
3 – External Social Indicators	**Amount (R$ thousands)**	**% on RO**	**% on RL**	**Amount (R$ thousands)**	**% on RO**	**% on RL**
Education	1,354	0.03%	0.01%	1,348	0.03%	0.01%
Culture	18,114	0.44%	0.09%	9,228	0.21%	0.05%
Health and sanitation	14,712	0.36%	0.08%	3,334	0.07%	0.02%
Sports	6,068	0.15%	0.03%	2,444	0.05%	0.01%
Fighting hunger, and food safety	0	0.00%	0.00%	0	0.00%	0.00%
Other	1,592	0.04%	0.01%	9,369	0.21%	0.05%
Total contribution to society	41,840	1.02%	0.21%	25,723	0.57%	0.14%
Taxes (net of social charges)	2,645,116	64.55%	13.57%	1,970,363	43.86%	11.07%
Total – External Social Indicators	2,686,956	65.57%	13.79%	1,996,086	44.43%	11.22%
4 – Environmental Indicators	**Amount (R$ thousands)**	**% on RO**	**% on RL**	**Amount (R$ thousands)**	**% on RO**	**% on RL**
Investments related to corporate operations/production	not available	not available	not available	not available	not available	not available
Investments in programs and/or external projects	not available	not available	not available	not available	not available	not available
Total investments in the environment	not available	not available	not available	not available	not available	not available
Regarding the establishment of annual targets to reduce waste; general consumption regarding production/operations; and increasing the efficacy in the use of natural resources, the company:	(X) has no targets ( ) meets 51to 75% ( ) meets 0 to 50% ( ) meets 76 to 100%			(X) has no targets ( ) meets 51to 75% ( ) meets 0 to 50% ( ) meets 76 to 100%		
5 – Employees' Indicators	**2021**			**2020**		
No. of employees at the end of the period	12,515			12,806		
No. of new hires in the period	9			62		
No. of outsourced employees	0			0		
No. of interns	165			610		
No. of employees above 45 years old	8,777			8,591		
No. of women working at the company	2,434			2,481		
% of management positions held by women	25.91%			25.96%		
No. of afro-descendants working at the company	2,199			2,252		
% of management positions held by afro-descendants	6.10%			5.89%		
No. of persons with disability or special needs (includes employees and AME partnership)	150			152		
6 – Material information regarding the exercise of corporate citizenship	**2021**			**Target 2022**		
Relation between highest and lowest remuneration at the company	18.8			not available		
Total occupational accidents	114			reduction of at least 12%		
Social and environmental projects developed by the company were defined by:	( ) the executive board	(X) the executive board and managers	( ) all the employees	( ) the executive board	(X) the executive board and managers	( ) all the employees
Safety and health standards in the workplace were defined by:	(X) the executive board and managers	( ) all the employees	( ) all the employees + Cipa	(X) the executive board and managers	( ) all the employees	( ) all the employees + Cipa
Regarding the freedom of association, collective bargaining rights and internal representation of workers, the company:	( ) not involved	( ) follows the ILO standards	(X) encourages and follows ILO	( ) not involved	( ) follows the ILO standards	(X) encourages and follows ILO
Private pension plans cover:	( ) the executive board	( ) the executive board and managers	(X) all the employees	( ) the executive board	( ) the executive board and managers	(X) all the employees
Profit sharing includes:	( ) the executive board	( ) the executive board and managers	(X) all the employees	( ) the executive board	( ) the executive board and managers	(X) all the employees
In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the company:	( ) not taken into consideration	( ) suggested	(X) required	( ) not taken into consideration	( ) suggested	(X) required
Regarding the participation of the employees in volunteer work, the company:	( ) not involved	( ) supports	(X) organizes and encourages	( ) not involved	( ) supports	(X) organizes and encourages
Number of consumer complaints and unfavorable judgments:	in the company 110,605	in Procon 4,871	in the court JEC/Conc not available	in the company not available	in Procon not available	in the court JEC/Conc not available
% of complaints and unfavorable judgments assisted or resolved:	in the company 96.60%	in Procon 82.22%	in the court JEC/Conc not available	in the company not available	in Procon not available	in the court JEC/Conc not available
Total value added to be distributed (in R$ thousands):	**In 2021: 8,956,376**			**In 2020: 8,948,857**		
Value Added Distribution (DVA):	30.0 % government 19.3 % third parties	25.0 % employees 19.6 % withheld	6.1% shareholders	22.8% government 39.4% third parties	26.9% employees 8.3 % withheld	2.6% shareholders

7 – Other information

"Sabesp does not employ outsourced labor, but only enters into service agreements as the business requires. Therefore, as of 2020, the Company stopped reporting an estimated number of service providers."

"Given the strong relationship between the environmental issues and the Company's end activities, the environmental expenditures can not be told apart from the Company's total operating expenses and investments. Thus, from 2018 onwards, Sabesp will no longer report the indicator of environmental investments."

"This company does not use child or slave labor; it is not involved in prostitution or sexual exploitation of children and adolescents; and it is not involved in corruption."

"We value and respect diversity both inside and outside the company."

F-64

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2021 and 2020

In thousands of reais

Assets	Note	December 31, 2021	December 31, 2020
Current
Cash and cash equivalents	7	717,929	396,401
Financial investments	8	2,433,385	3,411,146
Trade receivables	10 (a)	2,695,077	2,204,029
Accounts receivable from related parties	11 (a)	173,657	168,054
Inventories		113,506	104,848
Restricted cash	9	28,467	35,742
Recoverable taxes	18 (a)	276,104	22,672
Other assets		64,873	97,946
Total current assets		6,502,998	6,440,838

Noncurrent
Trade receivables	10 (a)	223,234	246,957
Accounts receivable from related parties	11 (a)	644,895	638,591
Escrow deposits		141,667	164,942
Water and Basic Sanitation National Agency – ANA		20,666	26,463
Other assets		161,369	148,164

Investments	12	79,437	63,417
Investment properties	13	46,126	46,274
Contract asset	14	8,550,102	7,969,164
Intangible assets	15	36,503,834	34,405,575
Property, plant and equipment	16	291,157	268,251

Total noncurrent assets		46,662,487	43,977,798
Total Assets		53,165,485	50,418,636

The accompanying notes are an integral part of these financial statement.

F-65

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2021 and 2020

In thousands of reais

Liabilities and equity	Note	December 31, 2021	December 31, 2020
Current
Trade payables and contractors		236,763	263,741
Borrowings and financing	17	1,830,617	3,034,449
Labor and social obligations	21	426,616	410,943
Taxes and contributions payable	18 (b)	257,130	266,819
Interest on capital	24 (b)	548,006	231,611
Provisions	20 (a)	809,821	760,209
Services payable	23	469,027	453,750
Public-Private Partnership - PPP	15 (d)	142,757	130,207
Program Contract Commitments	15 (c) (iv)	77,652	162,541
Other liabilities		294,538	185,860
Total current liabilities		5,092,927	5,900,130

Noncurrent
Borrowings and financing	17	15,893,219	14,224,175
Deferred income tax and social contribution	19	283,739	320,716
Deferred Cofins/Pasep		159,456	149,444
Provisions	20 (a)	638,672	492,093
Pension plan obligations	22	2,321,662	2,868,594
Public-Private Partnership - PPP	15 (d)	2,917,428	3,045,066
Program Contract Commitments	15 (c) (iv)	44,995	68,939
Other liabilities		881,528	555,775
Total noncurrent liabilities		23,140,699	21,724,802

Total liabilities		28,233,626	27,624,932

Equity
Share stock		15,000,000	15,000,000
Earnings reserves		9,885,485	8,194,706
Other comprehensive loss		46,374	(401,002)
Total equity	24	24,931,859	22,793,704
Total equity and liabilities		53,165,485	50,418,636

The accompanying notes are an integral part of these financial statement.

F-66

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2021 and 2020

In thousands of reais, unless otherwise stated

	Note	2021	2020

Net operating revenue	28 (b)	19,491,061	17,797,541
Operating costs	29	(12,800,042)	(11,179,667)

Gross profit		6,691,019	6,617,874

Selling expenses	29	(825,879)	(751,286)
Allowance for doubtful accounts	29	(643,730)	(444,826)
Administrative expenses	29	(1,124,069)	(1,051,181)
Other operating income (expenses), net	31	(21,841)	107,656
Equity results of investments in affiliaties	12	22,079	14,136

Profit from operations before financial income (expenses)		4,097,579	4,492,373

Financial expenses	30	(1,448,295)	(1,324,759)
Financial revenues	30	472,408	336,731
Exchange result, net	30	48,464	(2,178,343)

Financial result, net		(927,423)	(3,166,371)

Profit before income tax and social contribution		3,170,156	1,326,002

Income tax and social contribution
Current	19 (d)	(961,556)	(460,721)
Deferred	19 (d)	97,269	108,037
		(864,287)	(352,684)
Profit for the year		2,305,869	973,318
Basic and diluted earnings per share (in reais)	25	3.37	1.42

The accompanying notes are an integral part of these financial statement.

F-67

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2021 and 2020

In thousands of reais

	Note	2021	2020
Profit for the year		2,305,869	973,318
Other comprehensive income (loss)		447,376	511,169
Items that will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans net of taxes	22	447,376	511,152
Other		-	17
Total comprehensive income for the year		2,753,245	1,484,487

The accompanying notes are an integral part of these financial statement.

F-68

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2021 and 2020

In thousands of reais, unless otherwise stated

			Profit reserves
	Note	Share capital	Legal reserve	Investment reserve	Additional proposed dividends	Retained earnings	Equity valuation adjustments	Total
Balances on December 31, 2019		15,000,000	1,368,406	6,098,575	80,973	-	(912,171)	21,635,783
Net income for the year		-	-	-	-	973,318	-	973,318
Actuarial gains and (losses)	22	-	-	-	-	-	511,169	511,169
Total comprehensive income for the year		-	-	-	-	973,318	511,169	1,484,487
Legal reserve	24 (b)	-	48,666	-	-	(48,666)	-	-
Interest on capital (R$ 0.33820 per share)	24 (b)	-	-	-	-	(231,163)	-	(231,163)
Additional dividends of 2019, approved (R$ 0.11847 per share)		-	-	-	(80,973)	-	-	(80,973)
Additional proposed dividends (R$ 0.05970 per share)	24 (b)	-	-	-	40,806	(40,806)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(14,430)	-	-	(14,430)
Transfers to the investment reserve	24 (e)	-	-	652,683	-	(652,683)	-	-
Balances on December 31, 2020		15,000,000	1,417,072	6,751,258	26,376	-	(401,002)	22,793,704
Net income for the year		-	-	-	-	2,305,869	-	2,305,869
Actuarial gains and (losses)	22	-	-	-	-	-	447,376	447,376
Total comprehensive income for the year		-	-	-	-	2,305,869	447,376	2,753,245
Legal reserve	24 (b)	-	115,293	-	-	(115,293)	-	-
Interest on capital (R$ 0.80122 per share)	24 (b)	-	-	-	-	(547,645)	-	(547,645)
Additional dividends of 2020, approved (R$ 0.03859 per share)		-	-	-	(26,376)	-	-	(26,376)
Additional proposed dividends (R$ 0.14148 per share)	24 (b)	-	-	-	96,700	(96,700)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(41,069)	-	-	(41,069)
Transfers to the investment reserve	24 (e)	-	-	1,546,231	-	(1,546,231)	-	-
Balances on December 31, 2021		15,000,000	1,532,365	8,297,489	55,631	-	46,374	24,931,859

The accompanying notes are an integral part of these financial statement.

F-69

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2021 and 2020

In thousands of reais

	December 31, 2021	December 31, 2020
Cash flows from operating activities
Profit before income tax and social contribution	3,170,156	1,326,002
Adjustments for reconciliation of net income:
Depreciation and amortization	2,253,322	2,037,112
Residual value of property, plant and equipment, intangible assets, and investment properties written-off	27,754	16,590
Bad debt expense	643,730	444,826
Agreement with the municipality of Mauá	-	(280,774)
Provisions and inflation adjustments of provisions	380,624	444,090
Interest calculated on borrowings and financing payable	647,980	559,931
Inflation adjustment and exchange gains (losses) on borrowings and financing	177,269	2,267,179
Interest and inflation adjustment on liabilities	37,202	20,931
Interest and inflation adjustment on assets	(171,173)	(46,946)
Finance charges from customers	(349,491)	(344,513)
Construction margin on intangible assets resulting from concession agreements	(98,402)	(86,477)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	3,195	1,684
Share of profit of investees	(22,079)	(14,136)
Interest and monetary restatement – PPP	464,398	424,639
Provision from São Paulo agreement	131,878	142,232
Pension plan obligations	176,673	136,585
Other adjustments	15,152	5,283
	7,488,188	7,054,238
Changes in assets
Trade receivables	(742,260)	(213,084)
Accounts receivable from related parties	20,665	83,419
Inventories	(8,658)	(34,394)
Recoverable taxes	(253,432)	(342,127)
Escrow deposits	43,865	35,630
Other assets	31,386	(36,264)
Changes in liabilities
Trade payables and contractors	(245,501)	(248,404)
Services payable	(116,601)	(162,560)
Accrued payroll and related taxes	12,478	(185,020)
Taxes and contributions payable	196,255	384,676
Deferred Cofins/Pasep	10,012	5,751
Provisions	(184,433)	(227,596)
Pension plan obligations	(215,937)	(123,014)
Other liabilities	(68,260)	(13,306)
Cash generated from operations	5,967,767	5,977,945

Interest paid	(845,445)	(626,625)
Income tax and social contribution paid	(1,208,569)	(373,112)
Net cash generated from operating activities	3,913,753	4,978,208
Cash flow from investing activities
Acquisition of contract asset and intangible assets	(3,696,669)	(3,299,657)
Restricted cash	7,275	(9,724)
Financial investments	1,076,468	(3,411,146)
Increase/(write-off) of investments	-	(5,734)
Purchase of property, plant and equipment	(50,281)	(42,407)
Net cash used in investing activities	(2,663,207)	(6,768,668)

The accompanying notes are an integral part of these financial statement.

F-70

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2021 and 2020

In thousands of reais (continued)

	December 31, 2021	December 31, 2020

Cash flows from financing activities
Borrowings and financing
Funding	2,922,811	4,777,474
Amortization	(2,896,604)	(3,244,099)
Payment of interest on capital	(254,218)	(890,095)
Public-Private Partnership - PPP	(579,486)	(543,346)
Program Contract Commitments	(121,521)	(166,283)
Net cash used in financing activities	(929,018)	(66,349)

Increase/(decrease) in cash and cash equivalents in the year	321,528	(1,856,809)

Represented by:
Cash and cash equivalents at the beginning of the year	396,401	2,253,210
Cash and cash equivalents at the end of the year	717,929	396,401
Increase/(decrease) in cash and cash equivalents in the year	321,528	(1,856,809)

The accompanying notes are an integral part of these financial statement.

F-71

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Value Added Statements for the

Years ended December 31, 2021 and 2020

In thousands of reais

	Note	2021	2020
Revenue
Sanitation services	28 (a)	16,304,206	15,157,780
Construction	28 (b)	4,376,739	3,716,616
Other revenue		96,303	77,533
Allowance for doubtful accounts	10 (c)	(643,730)	(444,826)
		20,133,518	18,507,103
Inputs purchased from third parties
Operating and construction costs		(7,885,098)	(6,858,619)
Materials, electricity, outsourced services, and others		(1,293,488)	(1,074,972)
Other operating expenses	31	(93,718)	37,368
		(9,272,304)	(7,896,223)
Gross value added		10,861,214	10,610,880
Retentions
Depreciation and amortization	29	(2,253,322)	(2,037,112)
Wealth created by the Company		8,607,892	8,573,768

Wealth received in transfer
Equity result	12	22,079	14,136
Financial income		495,410	360,953
		517,489	375,089
Total value added to distribute		9,125,381	8,948,857

Value added distribution
Personnel
Direct compensation		1,688,099	1,796,000
Benefits		565,698	601,181
Guarantee Fund for Length of Service (FGTS)		127,421	21,100
		2,381,218	2,418,281
Taxes, fees, and contributions
Federal		2,499,208	1,840,920
State		151,193	128,164
Municipal		63,846	68,776
		2,714,247	2,037,860
Value distributed to providers of capital
Interest, exchange variation, and inflation adjustments		1,700,587	3,504,996
Rentals		23,460	14,402
		1,724,047	3,519,398
Value distributed to shareholders
Interest on capital	24 (b)	547,645	231,163
Retained earnings		1,758,224	742,155
		2,305,869	973,318
Value added distributed		9,125,381	8,948,857

The accompanying notes are an integral part of these financial statement.

F-72

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated
1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of December 31, 2021, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 342 have already signed contracts, pursuant to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	December 31, 2021	December 31, 2020

Total municipalities that have already signed contracts	342	342
Balance – intangible and contract assets	42,260,091	39,440,568
Percentage of intangible and contract assets	93.80%	93.08%
Revenue from sanitation services (excluding construction revenue)	15,490,808	14,406,803
Percentage of revenue from sanitation services (excluding construction revenue)	95.01%	95.05%

Municipalities with expired contracts:	8	8
Balance – intangible and contract assets	214,329	264,931
Percentage of intangible and contract assets	0.48%	0.63%
Revenue from sanitation services (excluding construction revenue)	41,194	39,088
Percentage of revenue from sanitation services (excluding construction revenue)	0.25%	0.26%

Municipalities with concession agreements due by 2030:	25	25
Balance – intangible and contract assets	1,127,920	1,436,529
Percentage of intangible and contract assets	2.50%	3.39%
Revenue from sanitation services (excluding construction revenue)	653,408	597,483
Percentage of revenue from sanitation services (excluding construction revenue)	4.01%	3.94%
Municipality of São Paulo:
Percentage of intangible and contract assets	43.11%	37.94%
Percentage of revenue from sanitation services (excluding construction revenue)	44.45%	44.58%
F-73

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

The global economic instability worsened with the outbreak of a new coronavirus in early 2020, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP adopted several measures to ensure the continuity and quality of the services provided to the population, which have become even more essential. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented several preventive measures so that its employees are not exposed to situations of risks, such as (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) anticipation of influenza and pneumonia vaccination campaigns; (iv) closing of all branches that assist the public, concentrating services in the digital channels to protect customers and employees; among others.

Regarding the effects of COVID-19, we emphasize the migration of the billed volume of the public, commercial, and industrial categories that have average tariffs higher than the tariff charged from the residential category, which slightly recovered in 2021 compared to 2020.

Expenses with allowance for doubtful accounts are still significantly rising due to the higher delinquency in the period.

Management expects that the financial funds raised with the gradual recovery of the economic activities, improved water security from the works carried out, generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

F-74

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

New Legal Sanitation Framework

On July 15, 2020, Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation, was sanctioned. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

On May 31, 2021, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to make it possible the compliance with the universalization goals by 2033. Said Decree determines economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines, as well as several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the New Legal Framework.

According to the aforementioned Decree, as of December 30, 2021, the Company presented a requirement to the São Paulo State Utility Services Regulatory Agency (ARSESP) containing documents that prove its capacity to maintain the provision of services in the operated area to meet the goals of universal water and sewage collection and treatment by 2033, defined by the New Legal Framework, attested by the independent auditor and certifying body. It is the responsibility of ARSESP to analyze and issue a definitive report on Sabesp’s economic-financial capacity, which should occur by March 31, 2022.

In this new context, the Company understands it is important to highlight that i) it has contracts that already include goals that meet or even anticipate those defined by the New Legal Framework, which correspond to around 70% of revenue; ii) it has access to public capital and the private capital market due to its sound reputation, favoring the maintenance and/or expansion of its operating base and compliance with the universalization of services within the deadline established by the new law; iii) it has high governance level; and iv) it has current contracts with the granting authorities that ensure 95% of revenue.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Approvals

The financial statements were approved by the Board of Directors on March 24, 2022.

2	Basis of preparation and presentation of the financial statements

The Company’s financial statements have been prepared in accordance to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRS and CPCs requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3	Summary of significant accounting policies

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts, and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

3.2	Financial assets and liabilities

Financial assets - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income, and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2021 and 2020, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•	Amortized cost

Comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Presented as current assets, except for those with maturity of more than 12 months after the reporting date, which are classified as noncurrent assets. The Company's financial assets measured at amortized cost include cash and cash equivalents, financial investments, restricted cash, balances of trade receivables, accounts receivable from related parties, other assets, and receivables from the Water and Basic Sanitation National Agency (ANA). Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which is initially measured at transaction price, as it contains no financing items, and is subsequently measured at amortized cost.

Financial liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost. The classification depends on the purpose for which the financial liabilities were assumed. This category includes balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnerships (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs, and other issue costs) over the estimated life of the financial liability or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Impairment of financial assets

•	Trade receivables

Due to the characteristics of the Company’s accounts receivable such as: (i) insignificant financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk, the simplified approach of expected credit loss was adopted - it consists in recognizing the expected credit loss based on the asset’s useful life.

The methodology to calculate allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. It also considered the category of private and public customers and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate, and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and its default history, which did not result in a significant correlation between them.

•	Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposit certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.3	Operating income

(a)	Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as water is consumed and services are provided. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the rendering of those services. Revenue is shown net of value-added tax, rebates, and discounts. Unbilled revenues represent incurred revenues in which the services were provided but not yet billed until the end of each period, and are recorded as trade receivables based on monthly estimates of the completed services.

Revenues are recognized based on CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable over revenue from a contract with a customer. Revenues are recognized when: i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated
(b)	Construction revenue

Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Service Concession Arrengements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as a contract asset, in which the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

3.4	Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting date when they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in Note 3.2.

3.5	Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems and are stated at the lower of average cost of acquisition or realizable value and are classified in current assets.

3.6	Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of the assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains some assets for undetermined use in the future, i.e. it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

3.7	Contract Asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets subject to the concession under construction, recorded under the scope of ICPC 01 (R1) – Service Concession Arrengements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets after the conclusion of the works.

A contract asset is initially designated at fair value and includes the construction margin and borrowing costs capitalized in qualifiable assets, where applicable, during the period when the asset is under construction, based on

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

the weighted average rate of borrowings in effect on the capitalization date. Qualifying assets are assets that, necessarily, required a substantial period to get ready for their intended use or sale.

3.8	Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation and impairment losses, as applicable. Where applicable, interest, other finance charges, and inflationary effects resulting from financing effectively applied to construction in progress are recorded as cost of the respective property, plant and equipment for the qualifying assets. Qualifying assets are assets that, necessarily, required a substantial period to get ready for their intended use or sale. The Company defined that this period is higher than 12 months.

Subsequent costs are included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

Depreciation is calculated using the straight-line method and the average rates are presented in Note 16 (a). Land is not depreciated.

The residual values and the useful lives of assets are revised and adjusted, where applicable, at the end of each year.

Gains and losses on disposals are determined by the difference between the sales value and residual book balance and are recognized in profit or loss, under other operating income (expenses).

3.9	Intangible assets

Intangible assets are stated at acquisition and/or construction cost, including construction margin, interest, and other financial charges capitalized during the construction period, in this case, for qualifying assets, as applicable. Qualifying assets are assets that, necessarily, required a substantial period to get ready for its intended use or sale. The Company defined that this period is higher than 12 months, based on the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

The amortization of an intangible asset begins when it becomes available for use, in its location and necessary condition when this asset becomes operational.

The amortization of intangible assets reflects the period in which it is expected that the asset’s future economic benefits are consumed by the Company, which may be the final term of the concession or the useful life of the asset.

The amortization of intangible assets ends when the asset is totally consumed or written off, whatever occurs first.

Donations in assets received from third parties and government entities to allow the Company to render water supply

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

and sewage services are recorded in the financial statements at zero cost, since these assets are owned by the granting authority.

Financial resources received as donations for infrastructure construction are recorded under “Other operating income”.

(a)	Concession agreements/program contracts/service contracts

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services, signed with the concession grantor. The infrastructure used by SABESP related to service concession agreements is considered to be controlled by the granting authority when:

(i)	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
(ii)	The grantor controls the infrastructure, i.e. retains the right to take back the infrastructure at the end of the concession.

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) have the primary responsibility to pay for the services.

The fair value of construction and other works on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work generates future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets and investments made and not recovered through rendering of services related to the concessions are amortized on a straight-line basis over the contract period or useful life of the underlying asset, whichever occurs first.

The details referring to the amortization of intangible assets are described in Note 15 (c).

(b)	Software license of use

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized as expenses when incurred.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

3.10	Impairment of non-financial assets

Property, plant and equipment, intangible assets, and other noncurrent assets with defined useful lives are reviewed for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 14,026/2020, which ensures economic and financial sustainability to public sanitation services through tariffs or indemnity.

3.11	Trade payables and contractors

Trade payables and contractors are obligations to pay for goods or services acquired from suppliers in the ordinary course of business and are initially measured at fair value, which generally corresponds to the bill, and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date, being presented as noncurrent liabilities.

3.12	Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs, and stated at amortized cost. See Note 17. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the reporting date.

The bonds issued by the Company are not convertible into shares and are recognized in a similar manner to borrowings.

3.13	Borrowing costs

Borrowing costs consist of interest rates and other charges incurred by the Company and arise from borrowing agreements, including exchange variation.

Costs attributable to the acquisition, construction, or production of an asset, which, necessarily, requires a substantial period of time to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. The capitalization occurs during the construction period of the asset, considering the weighted average rate of borrowings effective on the capitalization date.

The Company analyses foreign currency-denominated borrowings or financing as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if they were contracted in the domestic market in similar lines of credit and loans.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

3.14	Salaries, payroll charges and social contributions

Salaries, vacations, Christmas bonus, profit sharing, and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on an accrual basis.

The profit-sharing plan is based on operational and financial targets, and a provision is created when it is contractually required or when there is a past practice that created a constructive obligation and is recorded as operating cost, selling and administrative expenses, or capitalized in assets.

3.15	Provisions, legal obligations, escrow deposits and contingent assets

Provisions are recognized when: i) the Company has a present (legal or constructive) obligation resulting from a past event; ii) an outflow of resources that comprise economic benefits will probably be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are several similar obligations, the likelihood that an outflow of resources will be required to settle an obligation is determined considering the nature of these obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle an obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as a financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right.

Escrow deposits not linked to the related obligations are recorded in noncurrent assets and adjusted by the indexes defined by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the statements of financial position.

3.16	Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17	Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Current taxes

The provision for income tax and social contribution is calculated based on the taxable income for the year and the rates effective at the end of the year. The income tax was defined at a rate of 15%, plus a 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at a rate of 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement) because it excludes income or expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The Company periodically evaluates the positions taken in the income tax return regarding situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred taxes

Deferred taxes are fully recognized on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction that does not affect the tax basis, except in business combinations. Deferred taxes are determined using tax rates (and laws) effective at the end of the reporting period and expected to be applied when the related income tax and social contribution are realized.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be used and tax losses can be offset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by the same tax authority over the tax entity.

3.18	Taxes on revenues

Revenues from sanitation services are subject to Pasep (Public Servant Fund) and Cofins (Contribution for Social Security Financing) rates of 1.65% and 7.60%, respectively.

Pasep and Cofins taxes incident on billed amounts to public entities are due when the bills are received.

These taxes are calculated by the regime of noncumulative taxation and presented net of the corresponding credits, such as deductions from gross revenues. Debts calculated over “other operating income” and “financial revenue” are presented net on the income statement accounts.

In addition, revenues from sanitation services are also subject to the Regulatory, Control and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control, and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated
3.19	Pension plan obligations

(a)	Defined benefit

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis. Regular contributions comprise the net administrative expenses and are recognized in the result of the period in which they are due.

Pension plan liabilities correspond to the present value of the obligation on the reporting date, less the fair value of the plan’s assets. The defined benefit obligations (G1), as well as the additional retirement and pension plan (G0), are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows are discounted to their present value, using the interest rates of Government bonds with maturities that approximate those of the related liability.

Regarding actuarial gains and losses arising from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net asset or liability is recognized in the statement of financial position to reflect the full amount of plan’s deficit or surplus.

In an event of curtailment or settlement of the plan, related to only some of the employees covered by the plan, or where only part of an obligation is settled, the gain or loss includes a proportional share of the past service cost and actuarial gains and losses. The proportional share is determined based on the present value of the obligations before and after the curtailment or settlement.

(b)	Defined contribution

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis, which provides post-employment benefits to its employees, in which the Company makes equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

3.20	Financial income (expenses)

Financial income is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits, and negotiations with customers to pay by installments, calculated using the effective interest rate method.

Financial expenses refer to interest, inflation adjustments, and exchange variation mainly on borrowings and financing, provisions, public-private partnership, and program contract commitments, and are calculated using the effective interest rate method.

Inflation adjustments gains and losses arise from the collection or payment to third parties, as contractually required by law or court decision, recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation indexes for the Company’s economic scenario.

3.21	Lease

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (g)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low-value contracts (below US$ 5,000), which are recorded as expenses when incurred.

3.22	Other current and noncurrent assets and liabilities

Other assets are recorded at acquisition cost, net of any impairment loss, where applicable. Other liabilities are recorded at known or estimated amounts, including, where applicable, related financial charges.

3.23	Dividends and interest on capital

The Company uses the tax benefit of distributing dividends as interest on capital, as permitted by law and based on the Bylaws. Interests are accounted for under Law 9,249/1995 for tax-deductibility purposes, limited to the daily pro-rata variation of the long-term interest rate (TJLP). The benefit attributed to shareholders is recognized in current liability against Equity. Any amount over the minimum mandatory is recognized when approved by shareholders in the General Meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of interest on capital is accrued in the profit/loss of the year, under the same recognition basis of expenses.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

3.24	Present value adjustment

Current and noncurrent financial assets and liabilities arising from long- or short-term transactions are adjusted to present value based on market discount rates as of the transaction date when the effects are significant.

3.25	Value added statement (DVA)

The purpose of the value added statement is to present the wealth generated and distributed by the Company, as required by the accounting practices adopted in Brazil, as supplementary information to the financial statements for purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books that are the base for preparing the financial statements. The first part presents the wealth generated by the Company, represented by revenues, inputs acquired from third parties and retentions, and the wealth received in transfer, represented by the equity result and financial income. The second part presents the distribution of wealth segregated into employees, taxes, fees, and contributions, value distributed to providers of capital, and value distributed to shareholders.

3.26	Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is comprised of the Board of Directors and Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Consequently, the Company determined that it has one operating segment which is sanitation services.

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The measure of the segment’s profit or loss is operating income before other operating expenses, net and equity accounting, which excludes construction revenue and related costs.

The CODM analyzes asset and liabilitity information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Substantially all of the Company’s noncurrent assets and revenue generated from customers are located in São Paulo State. Consequently, financial information is not disclosed by geographic area.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

3.27	Foreign currency translation

(a)	Functional and reporting currency

Items included in the financial statements are measured using the currency of the main economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been presented in Brazilian reais and rounded to the next thousand, except where otherwise indicated.

(b)	Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing on the transaction dates. Statements of financial position balances are translated by the exchange rate prevailing on the reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment, or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.13.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

4	Changes in accounting practices and disclosures

4.1	New standards, amendments, and interpretations effective for periods beginning on or after January 1, 2021

New standards and revisions

Standard	Description	Impact

Amendments to CPC 11 / IFRS 4 – Insurance Contracts, CPC 40 (R1) / IFRS 7 – Financial Instruments: Disclosure, CPC 48 / IFRS 9 – Financial Instruments, CPC 06 (R2) / IFRS 16 – Leases

Describes the amendments to the Interest Rate Benchmark Reform – Phase 2. The adoption of these amendments allows reflecting the effects of replacing interbank offered rates (“IBOR”) with alternative reference interest rates (risk-free rates – “RFRs”).

The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.
Amendment to CPC 06 (R2) / IFRS 16 - COVID-19-Related Rent Concessions

Establishes practical measures for lessees in the accounting of lease concessions that are a direct consequence of COVID-19. Under the practical expedient, a lessee is not required to assess whether a COVID-19-related rent concession is a lease modification.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

4.2	New standards, amendments, and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 17 – Insurance Contracts[2]	Establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 will supersede CPC 11 / IFRS 4 Insurance Contracts.	The Company does not expect effects from adopting this standard.
Amendments to CPC 36 (R3) / IFRS 10 – Consolidated Statements and CPC 18 (R2) / IAS 28 – Sales or Contributions of Assets between an Investor and its Associate or Joint Venture[3]	Clarify situations that involve the sale or contribution of assets between an investor and its associates or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.
Amendments to CPC 26 (R1/ IAS 1 – Classification of Liabilities as Current or Non-Current[2]

These amendments to CPC 26 (R1) / IAS 1 only affect the presentation of liabilities as current or non-current in the statement of financial position and not the amount or time of recognition of any asset, liability, income or expense, or information disclosed on such items. In addition, they clarify that the classification of liabilities as current or non-current is based on rights existing on the reporting date, specify that classification is not affected by the expectations on whether an entity will exercise its right to defer the settlement of the liability, and introduce the definition of ‘settlement’ to clarify that settlement refers to the transfer, to a counterparty, of cash, equity instruments, other assets or services.

The Company does not expect any impacts from this standard.
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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Amendments to CPC 15 (R1/ IFRS 3 – Reference to the Conceptual Framework[1]

The amendments update CPC 15 (R1) / IFRS 3 so that it refers to the 2018 Conceptual Framework, not to the 1989 Framework. The amendments also include in CPC 15 (R1) / IFRS 3 the requirement that, for obligations under CPC 25 / IAS 37, the acquirer applies this standard to identify whether there is an obligation at the acquisition date arising from past events. For a tax within the scope of ICPC 19 / IFRIC 21 – Taxes, the acquirer applies ICPC 19 to determine whether the event that resulted in the obligation to pay the tax occurred up to the acquisition date. Finally, the amendments add an explicit statement that the acquirer does not recognize contingent assets acquired in a business combination.

The Company does not expect effects from this standard.
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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Amendments to CPC 27 / IAS 16 – Proceeds before Intended Use[1]

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, i.e. proceeds to bring the asset to the location and condition necessary for it to be able to operate as intended by the Company. Consequently, the entity recognizes the sales proceeds and corresponding costs in profit or loss and measures the costs of these items according to CPC 16 (R1) / IAS 2 - Inventories.

The amendments also clarify the meaning of “testing whether an asset is working properly”. Currently, CPC 27 / IAS 16 defines this as assessing the technical and physical performance of the asset for it to be used in the production or supply of goods or services, for rental to third parties, or administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements must disclose the proceeds and costs included in the income corresponding to the items produced that are not a product of the entity’s regular activities, and which lines in the statement of comprehensive income include such proceeds and costs.

The Company does not expect effects from this standard.
Amendments to CPC 25 (R1/ IAS 37 – Onerous Contracts – Cost of Compliance with the Contract[1]

The amendments specify that the contract's "compliance cost" comprises costs directly related to the contract, which are the incremental costs of compliance with that contract (such as employees or materials) and the allocation of other costs directly related to contract compliance (such as allocation of depreciation expenses for an item of property, plant and equipment used in fulfilling the contract).

These amendments apply to contracts for which the entity has not yet fulfilled all of its obligations at the beginning of the annual period in which the entity applies the amendments for the first time. Comparative figures are not restated. Instead, the entity must recognize the cumulative effect of the initial adoption of the amendments as an adjustment to the opening balance of retained earnings (or another component of shareholders' equity, as applicable) at the date of the first adoption.

The Company does not expect any impacts from this standard.
F-92

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Amendments to CPC 26 (R1) / IAS 1 – Presentation of Financial Statements[2] and IFRS Practice Statement 2 – Making Materiality Judgements – Disclosure of Accounting Policies[4]

The amendments modify the requirements contained in CPC 26 (R1) / IAS 1 regarding the disclosure of accounting policies. The amendments replace all the examples of the term “significant accounting policies” with “information of material accounting policies”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, could reasonably influence decisions that the main users make based on the financial statements. The supporting paragraphs have also been amended to clarify that accounting policy information related to transactions, other events, or conditions that are not material is, therefore, irrelevant and does not need to be disclosed.

The Board has also prepared guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in IFRS Practice Statement 2.

The Company does not expect effects from these amendments.
Amendments to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates, and Errors—Definition of Accounting Estimates[2]

The amendment supersede the definition of changes in the accounting estimates with the definition of accounting estimates. According to the new definition, accounting estimates are “monetary amounts in the financial statements subject to measure uncertainty”.

The definition of change in accounting estimates has been deleted, however, the Board maintained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in an accounting estimate that results from new information or new events does not mean an error correction;

• The effects of the change in data or measurement technique used to create an accounting estimate correspond to changes in accounting estimates if they do not result from the correction of errors from prior period.

The Company does not expect effects from these amendments.
Amendments to CPC 32 / IAS 12 – Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (“single transaction”) [2]	The amendments introduce an additional exception to the exemption of first-time recognition. According to the amendments, an entity does not apply the exemption of first-time recognition for transactions resulting in equal taxable and deductible temporary differences.	The Company does not expect effects from these amendments.
F-93

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Annual improvements to IFRSs: 2018-2020 cycle incudes amendments to four standards: CPC 37 (R1) / IFRS 1 – First-Time Adoption of International Financial Reporting Standards[1], CPC 48 / IFRS 9 – Financial Instruments[1], CPC 06 (R2) / IFRS 16 – Leases and CPC 29 / IAS 41 – Biological Asset and Agriculture[1]

•  CPC 37 (R1) / IFRS 1 – First-Time Adoption of International Financial Reporting Standards - provides for an additional measure for a subsidiary that adopts the financial standards for the first time after its parent company concerning the accounting of cumulative translation differences.

•  CPC 48 / IFRS 9 – Financial Instruments - clarifies that when applying the “10%” test to assess whether the financial liability should be written off, the entity includes only the fees paid or received between the entity (debtor) and the creditor, including fees paid or received by the entity or creditor on behalf of the other party.

•  CPC 06 (R2) / IFRS 16 – Leases – this amendment excludes the example of reimbursement of improvements to third-party properties. Since the amendment is an illustrative example only, no effective date is defined.

•  CPC 29 / IAS 41 – Biological Assets and Agriculture – the amendment excludes the requirement for entities to exclude cash flows for taxation when measuring fair value.

The Company does not expect effects from these amendments.

1.	Effective for annual periods beginning on or after January 1, 2022.
2.	Effective for annual periods beginning on or after January 1, 2023.
3.	The effective date of the amendments has not yet been defined by IASB.
4.	The amendments to IFRS Practice Statement 2 do not provide an effective date or transition requirements.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

F-94

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

5	Risk management

5.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Foreign currency risk

Foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 3,321,489 as of December 31, 2021 (R$ 3,563,170 as of December 31, 2020), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

F-95

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	December 31, 2021		December 31, 2020
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	163,538	912,624	167,479	870,338
Borrowings and financing – Yen	49,324,813	2,390,774	52,969,560	2,671,255
Interest and charges from borrowings and financing – US$		4,121		5,540
Interest and charges from borrowings and financing – Yen		13,970		16,037
Total exposure		3,321,489		3,563,170
Borrowing cost – US$		(22,486)		(12,342)
Borrowing cost – Yen		(2,850)		(2,966)
Total foreign currency-denominated borrowings (Note 17)		3,296,153		3,547,862

The 7.1% decrease in the balance of the foreign currency-denominated debt from December 31, 2020 to December 31, 2021 was mainly impacted by the amortization of debt installments, contractually provided for. The table below shows the exchange variation in the period:

	December 31, 2021	December 31, 2020	Var.
US$	R$ 5.5805	R$ 5.1967	7.4%
Yen	R$ 0.04847	R$ 0.05043	-3.9%

Borrowings and financing decreased R$ 251,709 in 2021 (an increase of R$ 2,811 in 2020), due to exchange variation. As of December 31, 2021, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before taxes in the year would have been R$ 332,149 (R$ 356,317 in 2020), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings and financing.

The probable scenario below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

F-96

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Probable scenario
(*)
Net currency exposure as of December 31, 2021 in US$ - Liabilities	163,538

US$ rate as of December 31, 2021	5.5805
Exchange rate estimated according to the scenario	5.6000
Difference between the rates	(0.0195)

Effect on the net financial result R$ - (loss)	(3,189)

Net currency exposure as of December 31, 2021 in Yen - Liabilities	49,324,813

Yen rate as of December 31, 2021	0.04847
Exchange rate estimated according to the scenario	0.05093
Difference between the rates	(0.00246)

Effect on the net financial result R$ - (loss)	(121,339)

Total effect on the net financial result in R$ - (loss)	(124,528)

(*) For the probable scenario in U.S. dollar, the exchange rate estimated for December 31, 2022 was used, according to the BACEN Focus Report of December 31, 2021. For the Yen, the exchange rate estimated for December 31, 2022 was used, according to B3’s Reference Rates report of December 31, 2021.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

F-97

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides borrowings and financing subject to variable interest rates:

	December 31, 2021	December 31, 2020
CDI (i)	7,612,299	7,836,988
TR (ii)	1,638,079	1,619,416
IPCA (iii)	3,019,459	2,176,547
TJLP (iv)	1,478,740	1,517,657
LIBOR (v)	912,626	870,337
Interest and charges	243,696	164,439
Total	14,904,899	14,185,384

(i)        CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)        TR – Interest Benchmark Rate

(iii)        IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)        TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)        LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of December 31, 2021, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been
149,049 (R$ 141,854 for the year ended December 31, 2020), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of December 31, 2021 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10, and 11.

F-98

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's, and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	brAAA
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AAA.br	brAA+

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency (R$ - domestic rating) is as follows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents and financial investments
AA(bra)	1,905,810	2,662,685
AAA(bra)	970,474	891,243
Others (*)	275,030	253,619
	3,151,314	3,807,547

(*) As of December 31, 2021, this category includes R$ 262,465 (R$ 253,066 as of December 31, 2020) referring to Banco BV, current accounts and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

F-99

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2021.

	2022	2023	2024	2025	2026	2027 onwards	Total
December 31, 2021

Liabilities
Borrowings and financing	2,767,867	2,749,335	2,939,155	2,976,535	2,721,792	12,484,891	26,639,575
Trade payables and contractors	236,763	-	-	-	-	-	236,763
Services payable	469,027	-	-	-	-	-	469,027
Public-Private Partnership - PPP	429,942	430,440	379,684	351,586	351,586	4,068,466	6,011,704
Program Contract Commitments	77,465	36,442	1,126	1,126	1,126	12,983	130,268

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive are shown in Note 17 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1), to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2021, or until the final settlement of each contract, whichever is shorter, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

F-100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

December 31, 2021
Indicators	Exposure	Probable scenario

Assets
CDI	1,533,614	11.79%(**)
Financial income		180,813

Liabilities
CDI	(7,612,299)	11.79%(**)
Interest to be incurred		(897,490)

CDI net exposure	(6,078,685)	(716,677)

Liabilities
TR	(1,638,079)	0.0276%(**)
Expenses to be incurred		(452)

IPCA	(3,019,459)	5.0302%(*)
Expenses to be incurred		(151,885)

TJLP	(1,478,740)	6.4400%(***)
Interest to be incurred		(95,231)

LIBOR	(912,626)	0.536%(**)
Interest to be incurred		(4,892)

Total expenses to be incurred, net		(969,137)

(*) Source: BACEN Focus Report of December 31, 2021
(**) Source: B3 of December 31, 2021
(***) Source: LCA Consultores of December 31, 2021

F-101

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

5.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	December 31, 2021	December 31, 2020

Total borrowings and financing (Note 17)	17,723,836	17,258,624
(-) Cash and cash equivalents (Note 7)	(717,929)	(396,401)
(-) Financial investments (Note 8)	(2,433,385)	(3,411,146)

Net debt	14,572,522	13,451,077
Total equity	24,931,859	22,793,704

Total (shareholders plus providers of capital)	39,504,381	36,244,781

Leverage ratio	37%	37%

As of December 31, 2021, the leverage ratio remained at 37% compared to December 31, 2020, mainly due to the increase in total equity, resulting from the profit of December 31, 2021, mitigated by the decrease in cash and cash equivalents.

5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

F-102

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

5.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

Financial Assets

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	717,929	717,929	396,401	396,401
Financial investments	2,433,385	2,433,385	3,411,146	3,411,146
Restricted cash	28,467	28,467	35,742	35,742
Trade receivables	2,918,311	2,918,311	2,450,986	2,450,986
ANA	20,666	20,666	26,463	26,463
Other assets	226,242	226,242	246,110	246,110

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 818,552 as of December 31, 2021 (R$ 806,645 as of December 31, 2020), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 741,910 (R$ 732,391 as of December 31, 2020), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

F-103

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Financial Liabilities

	December 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,723,836	17,947,954	17,258,624	17,702,649
Trade payables and contractors	236,763	236,763	263,741	263,741
Services payable	469,027	469,027	453,750	453,750
Program Contract Commitment	122,647	122,647	231,480	231,480
Public-Private Partnership - PPP	3,060,185	3,060,185	3,175,273	3,175,273

The criteria adopted to obtain the fair values of borrowings and financing are as follows:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP, or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financings have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for these types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to the entities in general, with such long-term characteristics, is usually restricted to BNDES.

(iv)	Other financings in local currency are considered by carrying the amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates + Libor’s future rate, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2021.

F-104

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated
(vi)	Agreements with JICA were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar, and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2021.

(vii)	Lease and finance lease based on IFRS 16 correspond to instruments valued at their carrying amount restated until the maturity date and are indexed by a fixed contractual rate. Thus, the Company discloses the amount recorded as of December 31, 2021 as market value.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

6	Key accounting estimates and judgments

The preparation of the financial statements requires Management to make judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1	Main judgments in applying the accounting policies

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

6.2	Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the financial statements, are disclosed as follows:

F-105

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(a)    Allowance for doubtful accounts

The Company establishes allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.2 and 3.4.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts history, current economic trends, aging of the accounts receivable portfolio, and expectation of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

(b)    Intangible assets arising from concession agreements and program contracts

The Company recognizes as intangible assets those arising from concession agreements and estimates the fair value of constructions and other infrastructure works to record the cost of intangible assets, which are recognized upon the construction of the infrastructure, and it is likely that such asset will generate future economic benefits.

Intangible assets under Concession Agreements, Service Agreements, and Program Contracts are amortized on a straight-line basis according to the useful life of the asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.9 and 15.

The recognition of the fair value of the intangible assets arising from concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

(c)    Pension plan obligations

The Company sponsors a defined benefit plan and defined contribution plan, as described in Notes 3.19 and 22.

Defined pension plan obligations recognized in the statement of financial position consist of the present value of the defined benefit obligation on the reporting date less the fair value of the plan’s assets. The obligation of such benefit is calculated on an annual basis by independent actuaries, using the projected credit unit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates compatible with market returns, which are denominated in the currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

F-106

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(d)    Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations calculated according to Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Deferred tax assets and liabilities are recorded based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income, and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.17 and 19.

(e)    Provisions

The provisions for civil, labor, environmental, and tax risks are created based on Notes 3.15 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted to take into consideration changes in the circumstances involved.

(f)     Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.3 and 10.

7	Cash and cash equivalents

	December 31, 2021	December 31, 2020

Cash and banks	146,853	74,033
Cash equivalents	571,076	322,368
Total	717,929	396,401

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of December 31, 2021, the average yield of cash equivalents correspondeds to 96.00% of CDI (95.82% as of December 31, 2020).

F-107

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated
8	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	December 31, 2021	December 31, 2021
Banco BV	262,465	253,066
Banco Itaú S/A	366,906	354,296
Banco Bradesco S/A	524,791	506,136
Banco BTG Pactual S/A	367,361	354,299
Banco do Brasil S/A	911,862	1,943,349
	2,433,385	3,411,146

As of December 31, 2021, the average yield of the financial investments corresponded to 101.57% of CDI (98.95% as of December 31, 2020).

9	Restricted cash

	December 31, 2021	December 31, 2020

Agreement with the São Paulo Municipal Government (i)	21,464	29,599
Brazilian Federal Savings Bank – escrow deposits (ii)	740	272
Other	6,263	5,871
	28,467	35,742

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo municipal government; and
(ii)	Refers to the savings account intended to receive escrow deposits from lawsuits with final and unappealable decisions in favor of the Company, which are blocked under the contractual clause.

F-108

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated
10	Trade receivables

(a)	Statement of financial position details

	December 31, 2021	December 31, 2020
Private sector:
General (i) and special customers (ii)	2,042,023	1,663,738
Agreements (iii)	514,616	398,367

	2,556,639	2,062,105
Government entities:
Municipal	586,810	473,201
Federal	7,869	3,859
Agreements (iii)	278,844	333,740

	873,523	810,800
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,580	3,582
São Caetano do Sul	24,464	18,808

Total wholesale customers – Municipal governments	28,044	22,390

Unbilled supply	740,193	713,310

Subtotal	4,198,399	3,608,605
Allowance for doubtful accounts	(1,280,088)	(1,157,619)

Total	2,918,311	2,450,986

Current	2,695,077	2,204,029
Noncurrent	223,234	246,957

	2,918,311	2,450,986

F-109

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	December 31, 2021	December 31, 2020

Current	1,896,535	1,793,104
Past-due:
Up to 30 days	502,164	340,760
From 31 to 60 days	267,723	177,103
From 61 to 90 days	182,977	120,488
From 91 to 120 days	155,018	88,323
From 121 to 180 days	258,718	113,060
From 181 to 360 days	95,751	82,365
Over 360 days	839,513	893,402

Total past-due	2,301,864	1,815,501

Total	4,198,399	3,608,605

The increase in the past-due balance was mainly due to higher delinquency in the private sector.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(c)	Allowance for doubtful accounts

	December 31, 2021	December 31, 2020

Balance at the beginning of the year	1,157,619	1,042,015
Additions	182,547	176,776
Recoveries	(60,078)	(61,172)

Balance at the end of the year	1,280,088	1,157,619

Reconciliation of estimated/historical losses at the result	December 31, 2021	December 31, 2020

Write-offs	(508,055)	(329,512)
(Losses)/reversal with state entities – related parties	(13,206)	290
(Losses) with the private sector/government entities	(182,547)	(176,776)
Recoveries	60,078	61,172

Amount recorded as expense (Note 29)	(643,730)	(444,826)

The Company does not have customers representing 10% or more of its total revenues.

F-111

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

11	Related-party balances and transactions

(a)    Accounts receivable, interest on capital, revenue, and expenses with the São Paulo State

	December 31, 2021	December 31, 2020
Accounts receivable
Current:
Sanitation services (i)	127,614	109,078
Allowance for losses (i)	(52,333)	(39,127)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments) (ii) and (vi)	11,930	22,726
- GESP Agreement – 2015 (iv)	86,446	75,377

Total current	173,657	168,054

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	4,303
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	643,534	634,288

Total noncurrent	644,895	638,591

Total receivables from shareholders	818,552	806,645

Assets:
Sanitation services	76,642	74,254
Reimbursement of additional retirement and pension benefits paid (G0)	741,910	732,391

Total	818,552	806,645

Liabilities:
Interest on capital payable to related parties	275,240	116,180

F-112

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	2021	2020

Revenue from sanitation services	522,608	501,756
Payments from related parties	(439,349)	(520,881)

Payment received from reimbursement referring to Law 4,819/1958	(179,787)	(173,874)

(i)              Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it, in terms and conditions deemed by Management as usual market terms and conditions, except for the settlement of credits, which may be made according to item (iii) of this Note.

As of December 31, 2021, R$ 52,333 was recorded as estimated losses (R$ 39,127 as of December 31, 2020).

(ii)             Reimbursement of additional retirement and pension benefits paid

Refers to additional retirement and pension benefits provided for in State Law 4,819/1958 ("Benefits") paid by the Company to former employees or pensioners, referred to as G0.

Under the Agreement referred on item (iii), the São Paulo State acknowledges being responsible for the charges arising from the Benefits, provided that the payment criteria established by the State Personnel Expenses Department (DDPE) be met, based on legal guidance of the Legal Counsel of the Treasury Department and the State Attorney General Office (PGE).

As explained in item (vi), the São Paulo State’s validation of the amounts due to the Company because of the Benefits found divergences regarding the calculation and eligibility criteria of the Benefits applied by the Company.

See additional information about the G0 plan in Note 22 (ii).

As a result of a court decision, SABESP is responsible for the payments.

F-113

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(iii)           GESP Agreement

On December 11, 2001, the Company, the São Paulo State (through the State Department of Finance Affairs, currently Treasury and Planning Department), and the Water and Electricity Department (DAEE), with the intermediation of the Department of Infrastructure and Environment (former Department of Water Resources, Sanitation, and Construction Works), entered into an Instrument of Acknowledgement and Consolidation of Obligations, Payment Commitment and Other Covenants ("GESP Agreement") for the settlement of outstanding debts between the São Paulo State and the Company related to sanitation services and retirement benefits.

Given the strategic importance of the Taiaçupeba, Jundiaí, Biritiba Mirim, Paraitinga, and Ponte Nova reservoirs (Reservoirs), to ensure the maintenance of the Alto Tietê water volume, the Company agreed to receive them as a partial refund referring to the benefits. The reservoirs would be transferred to the Company, which, in turn, would be subrogated to a credit of the same amount with the São Paulo State. However, the São Paulo State Prosecution Office challenges the legal validity of this agreement, and its main arguments are the lack of a bidding process and the lack of specific legislative authorization to dispose of DAEE's assets. There is an unfavorable decision to SABESP not yet final and unappealable. See additional information in item (iv) below.

On March 22, 2004, the first amendment to the GESP Agreement was signed, settling the amounts due by the São Paulo State for water supply and sewage services provided, adjusted for inflation through February 2004, and formally authorizing the offset of amounts due by the São Paulo State with interest on capital declared by the Company and any other debt owed to the São Paulo State as of December 31, 2003, adjusted for inflation through February 2004, and defining the payment conditions of the remaining obligations of the São Paulo State for the receipt of the water supply and sewage services provided.

On December 28, 2007, the Company and the São Paulo State, through the Treasury Department, signed the second amendment to the terms of the original GESP Agreement, agreeing with the payment in installments of the remaining balance of the First Amendment. In December 2012, the last installment was paid.

On November 17, 2008, the São Paulo State, SABESP, and DAEE signed the Third Amendment to the GESP Agreement, through which the São Paulo State recognized a debt payable to SABESP of R$ 915,251, adjusted for inflation until September 2008 by the IPCA-IBGE, corresponding to the Undisputed Amount, calculated by FIPECAFI. SABESP accepted the reservoirs, on a provisional basis, as part of the payment of the Undisputed Amount and offered the São Paulo State a provisional settlement, recognizing a financial credit of R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The remaining debit balance of R$ 218,967 was fully settled in 2018.

F-114

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The Company had not recognized in its Financial Statements the amount receivable of R$ 696,283 related to the Reservoirs, as it is not virtually certain that they will be transferred by the São Paulo State. In March 2015, SABESP and the São Paulo State entered into an agreement to pay the amounts receivable, in the amount of R$ 696,283 (more information in item (iv) of this Note).

The third amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the São Paulo State shall reimburse the Company based on the criteria identical to those applied in the calculation of the Undisputed Amount. Should there be no preventive court decision, the State will directly assume the monthly payment flow of the portion deemed as undisputed.

(iv)           GESP Agreement – 2015

On March 18, 2015, the Company, the São Paulo State, and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The Principal will be paid in 180 installments, as follows:

•	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609,109 to be paid in 156 monthly installments, was adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

Considering that the lawsuit that challenges the possibility of transferring the reservoirs is pending a final and unappealable decision, the agreement also provides for the following situations:

•	If the transfer is possible and the Reservoirs are actually transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the São Paulo State the amounts paid in replacement of the Reservoirs (Principal) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

•	If the transfer of the Reservoirs is not possible, the São Paulo State will pay to SABESP, in addition to the Principal, the inflation adjustment credit of R$ 316,027 in 60 installments, beginning after the Principal installments are finished. The amount will be adjusted by IPCA to the initial date of the payments and, as of this date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

F-115

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

As of December 31, 2021, the balance receivable was R$ 86,446 in current assets (R$ 75,377 as of December 31, 2020) and R$ 643,534 in noncurrent assets (R$ 634,288 as of December 31, 2020).

(v)             Disputed Amounts

As already mentioned, on November 17, 2008, the Company and the São Paulo State signed the Third Amendment to the GESP Agreement, when the disputed and undisputed amounts were calculated. The amendment established the efforts to calculate the Disputed Amount of the Benefits. According to clause fourth of such instrument, the Disputed Amount consists of the difference between the Undisputed Amount and the amount actually paid by the Company as additional retirement and pension benefits provided for in Law 4,819/1958, for which the State was originally responsible for, but paid by SABESP because of a court decision.

By entering into the Third Amendment, the State Attorney General Office (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of the benefits provided for in Law 4,819/1958. At the time, this expectation was based on the willingness of the PGE to reassess the matter and the implied right of the Company to the reimbursement, including based on opinions from external legal counsel.

However, the recent opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the portion previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the Disputed Amount in a friendly way.

Continuing the actions that aim to recover the credit that Management understands to be owed by the São Paulo State, related to the divergences in the reimbursement of the additional retirement and pension benefits paid by the Company, SABESP: (i) on March 24, 2010, addressed a message to the Controlling Shareholder by sending a letter resolved by the Executive Board proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, sent to the Treasury Department a proposal of an agreement to settle said pending matters. The proposal was not accepted; (iii) on November 9, 2010, filed a lawsuit against the São Paulo State seeking full reimbursement of the amounts paid as benefits provided for in Law 4,819/1958 to settle the Disputed Amount under discussion between the Company and the São Paulo State. Despite the lawsuit, the Company will insist on reaching an agreement during the lawsuit, as it believes that a reasonable agreement is better for the Company and its shareholders than waiting for the end of the lawsuit.

As of December 31, 2021 and 2020, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,375,137 and R$ 1,281,409, respectively, for which allowances for doubtful accounts were created for the total amount.

F-116

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(vi)           Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of December 31, 2021 and 2020, the amounts corresponding to such actuarial liability were R$ 2,192,062 and R$ 2,549,541, respectively. For detailed information on additional retirement and pension benefits, see Note 22.

(b)    Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of December 31, 2021, the balance of the agreement totaled R$ 7,956 and R$ 88,264 (R$ 17,255 and R$ 73,660 as of December 31, 2020), recorded in Other liabilities, under current and noncurrent liabilities, respectively. R$ 19,209 was paid in 2021.

(c)    Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a reduction of 25% in the tariff of water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)    Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 17.

(e)    Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

In 2021, expenses with employees assigned to other state entities totaled R$ 734 (R$ 2,108 in 2020).

No expenses with employees from other entities assigned to the Company were recorded in 2021 (R$ 13 in 2020).

F-117

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(f)     Non-operating assets

As of December 31, 2021 and 2020, the Company’s land and lent structures totaled R$ 3,613.

(g)    SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2021, totaled R$ 129,600 (R$ 319,053 as of December 31, 2020). See Note 22.

(h)    Compensation of the Fiscal Council and Management Key Personnel

The compensation of the Executive Officers, members of the Audit Committee and Boards of Directors, and Fiscal Councils of the Companies controlled by the São Paulo State complies with the guidelines of the State Capital Defense Council (CODEC) and is defined at the Annual Shareholders’ Meeting, as per article 152 of Brazilian Corporation Law.

CODEC defines that the proposal for global and individual compensation of the statutory bodies for publicly held companies listed in B3’s Novo Mercado segment, controlled by the State, must be prepared by the Board of Directors under the Company’s Bylaws, within the scope of the Institutional Compensation Policy and submitted for approval of the Annual Shareholders’ Meeting.

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council, and Executive Board receive an annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, healthcare, private pension, annual rest (with the characteristic of paid leave of thirty (30) calendar days, with additional payment corresponding to one-third of the monthly fees for such rest), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, under the guidelines of the São Paulo State, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times each Director’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 6,369 and R$ 6,426 in 2021 and 2020, respectively.

Additional amounts of R$ 1,440 and R$ 1,439, referring to the executive officers’ bonus program, were recorded in 2021 and 2020, respectively.

F-118

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(i)     Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

As of December 31, 2021, the balance of principal and interest of this agreement totaled R$ 11,884 and R$ 11,021, recorded in “Other assets” under current assets and noncurrent assets, respectively (R$ 9,420 and R$ 23,866, respectively, as of December 31, 2020), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which matures on December 30, 2021, and the last on December 30, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of December 31, 2021, the balance of principal and interest of this agreement totaled R$ 34 and R$ 1,009, which was recorded in Noncurrent assets, under Other assets, at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by the borrower to SABESP until August 31, 2025.

F-119

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(j)     FEHIDRO

In April 2021, the Company entered into three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds will be aimed at the execution of works and sewage services in the municipalities of São Paulo, Itapecerica da Serra, and Vargem Grande Paulista. The investment totaled R$ 10.8 million, R$ 8.7 million of which, or 80% of the total, will be financed by FEHIDRO, and R$ 2.1 million, or 20% of the total, will be financed by SABESP. The financing interest rate is 3.00% p.a., with a total term of 59 months, 18 months of which corresponding to the grace period, and 41 months to amortization.

12	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect the returns over the investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting in the following investees:

(a)	Sesamm

On August 15, 2008, Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a 30-year term from the signature date of the concession agreement with the municipality, to provide services to complement the implementation of the sewage removal system and the implementation of the operation of the sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

As of December 31, 2021, the company’s share capital was R$ 19,532, divided into 19,532,409 registered common shares with no par value, of which SABESP holds an interest of 36%, while GS Inima holds an interest of 64%.

The operations initiated in June 2012.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(b)	Águas de Andradina

As of September 15, 2010, Águas de Andradina S/A was incorporated for an indefinite term, to provide water supply and sewage services to the municipality of Andradina.

As of December 31, 2021, the company’s share capital was R$ 17,936, divided into 17,936,174 registered common shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Andradina as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

(c)	Águas de Castilho

As of October 29, 2010, Águas de Castilho was incorporated to provide water supply and sewage services in the municipality of Castilho.

As of December 31, 2021, the company’s share capital was R$ 2,785, divided into 2,785,227 registered shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Castilho as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

(d)	Attend Ambiental

As of August 23, 2010, Attend Ambiental S/A was incorporated to implement and operate a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

As of December 31, 2021, the company’s share capital was R$ 37,677, divided into 37,677,245 registered common shares with no par value, of which SABESP holds an interest of 45%, while Estre holds an interest of 55%.

The operations initiated in December 2014.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(e)	Aquapolo Ambiental

As of October 8, 2009, Aquapolo Ambiental was incorporated with the purpose of producing, providing and selling reuse water to Quattor Química S/A; Quattor Petroquímica S/A; Quattor Participações S/A and other companies that are part of the Petrochemical Center of Capuava and the São Paulo ABC region.

As of December 31, 2021, the company’s share capital was R$ 36,412, divided into 42,419,045 registered common shares with no par value, of which SABESP holds an interest of 49%.

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as a guarantee for the borrowing obtained through debenture issue.

The operations initiated in October 2012.

(f)	Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A, jointly with Servtec Investimentos e Participações Ltda. (Servtec) and Tecniplan Engenharia e Comércio Ltda. (Tecniplan), whose purpose is the implementation and commercial exploration of hydraulic potentials in Small Hydroelectric Power Plants (SHPPs) located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2021, the company’s share capital was R$ 8,679, divided into 8,679,040 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5%, and Tecniplan 37.5%.

As of December 31, 2021, operations had not started yet.

Below is a summary of the investees’ financial statements in which SABESP holds equity interest valued by the equity accounting:

	Equity		Dividends distributed	Profit (loss) for the year
	December 2021	December 2020	2021	2021	(*)	2020

Sesamm	58,421	51,514	(2,152)	9,059	-	7,332
Águas de Andradina	29,591	29,576	(2,320)	2,424	(89)	778
Águas de Castilho	9,384	8,533	(592)	1,428	15	1,613
Attend Ambiental	23,493	11,409	-	4,701	7,383	3,923
Aquapolo Ambiental	58,172	41,903	(9,000)	25,269	-	19,131
Paulista Geradora de Energia	6,153	6,692	-	(539)	-	(452)

F-122

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	Investments		Dividends distributed	Equity pickup			Interest percentage
	December 31, 2021	December 31, 2020	2021	2021	(*)	2020	December 31, 2021	December 31, 2020

Sesamm	21,032	18,546	(775)	3,261	-	2,640	36%	36%
Águas de Andradina	8,877	8,873	(696)	727	(27)	233	30%	30%
Águas de Castilho	2,815	2,560	(178)	429	4	485	30%	30%
Saneaqua Mairinque[1]	-	-	-	-	-	(248)	4.6%	4.6%
Attend Ambiental	10,572	5,134	-	2,116	3,322	1,765	45%	45%
Aquapolo Ambiental	28,504	20,532	(4,410)	12,382	-	9,374	49%	49%
Paulista Geradora de Energia	1,538	1,673	-	(135)	-	(113)	25%	25%
Total	73,338	57,318	(6,059)	18,780	3,299	14,136
Other investments	6,099	6,099
Overall total	79,437	63,417

(*) Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2020, were issued after the disclosure of SABESP’s financial statements.

(1) Since August 20, 2020, SABESP no longer has shared control and discontinued the equity accounting method for the investment in Saneaqua Mairinque and recorded R$ 5,734 in “Other investments”.

F-123

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

13	Investment Properties

	December 31, 2020	Write-offs and disposals	Depreciation	December 31, 2021

Investment properties	46,274	(100)	(48)	46,126

	December 31, 2019	Transfers	Depreciation	December 31, 2020

Investment properties	47,562	(1,240)	(48)	46,274

As of December 31, 2021 and 2020, the market values of these properties were approximately R$ 386,000 and R$ 383,000, respectively.

14	Contract asset

	December 31, 2020	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2021 (iii)

Total contract asset	7,969,164	4,759,789	2,412	(4,181,263)	8,550,102

	December 31, 2019	Additions	Transfers	Transfers of works to intangible assets	December 31, 2020

Total contract asset	7,617,714	3,984,158	55,706	(3,688,414)	7,969,164

(i)	The largest additions of the period are located in the municipalities of São Paulo, Guarulhos, and Praia Grande, totaling R$ 2,419 million, R$ 180 million, and R$ 158 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Itaquaquecetuba, and São Bernardo do Campo, totaling R$ 2,270 million, R$ 199 million, and R$ 180 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Praia Grande, and São Bernardo do Campo, totaling R$ 3,955 million, R$ 634 million, and R$ 407 million, respectively.

F-124

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

As of December 31, 2021 and 2020, the contract asset included R$ 276,893, recorded as a lease. Leases are part of construction costs and, as of June 2020, additional works are being executed by the Company.

(a)    Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustment, and exchange variation in the contract asset during the construction period. In 2021 and 2020, the Company capitalized R$ 300,792 and R$ 238,330, respectively.

(b)    Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. In 2021 and 2020, the margin was 2.3%.

In 2021 and 2020, the construction margins were R$ 98,402 and R$ 86,477, respectively.

(c)     Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. In 2021 and 2020, expropriations totaled R$ 67,714 and R$ 33,136, respectively.

F-125

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

15	Intangible assets

(a)    Statement of financial position details

	December 31, 2021			December 31, 2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	696,728	(205,671)	491,057	671,904	(188,129)	483,775
Concession agreements – economic value	1,497,968	(816,527)	681,441	1,446,261	(711,596)	734,665
Program contracts	24,804,170	(7,652,149)	17,152,021	23,160,119	(6,799,812)	16,360,307
Program contracts – commitments	1,709,757	(391,800)	1,317,957	1,709,757	(338,834)	1,370,923
Service contracts – São Paulo	22,834,803	(6,676,032)	16,158,771	20,579,676	(5,707,072)	14,872,604
Software license of use	1,133,833	(535,099)	598,734	978,085	(437,460)	540,625
Right of use – Other assets	173,715	(69,862)	103,853	141,782	(99,106)	42,676
Total	52,850,974	(16,347,140)	36,503,834	48,687,584	(14,282,009)	34,405,575

(b)   Changes

	December 31, 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2021
Intangible right arising from:
Concession agreements - equity value (*)	483,775	-	24,656	467	(148)	(17,693)	491,057
Concession agreements – economic value	734,665	-	52,275	(14)	(242)	(105,243)	681,441
Program contracts (*)	16,360,307	17,690	1,640,733	13,744	(8,840)	(871,613)	17,152,021
Program contracts – commitments	1,370,923	-	-	-	-	(52,966)	1,317,957
Service contracts – São Paulo	14,872,604	14,950	2,307,851	(13,827)	(13,745)	(1,009,062)	16,158,771
Software license of use	540,625	-	155,748	-	-	(97,639)	598,734
Right of use – Other assets	42,676	140,321	-	-	(4,103)	(75,041)	103,853
Total	34,405,575	172,961	4,181,263	370	(27,078)	(2,229,257)	36,503,834

(*) As of December 31, 2021, Concession agreements – equity value and Program contracts included leases in the amounts of R$ 65,012 and R$ 180,669, respectively.

F-126

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	December 31, 2019	Additions	Contract renewal	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2020
Intangible right arising from:
Concession agreements - equity value (*)	1,494,853	1	(1,031,830)	47,154	1,440	(858)	(26,985)	483,775
Concession agreements – economic value	712,852	-	-	113,320	(1,403)	(42)	(90,062)	734,665
Program contracts (*)	13,819,700	303,472	1,031,830	2,075,268	(51,570)	(5,423)	(812,970)	16,360,307
Program contracts – commitments	1,364,875	58,323	-	-	-	-	(52,275)	1,370,923
Service contracts – São Paulo	14,390,763	20,940	-	1,382,656	(23,645)	(9,990)	(888,120)	14,872,604
Software license of use	471,706	-	-	70,016	78,169	-	(79,266)	540,625
Right of use – Other assets	70,698	28,549	-	-	-	-	(56,571)	42,676
Total	32,325,447	411,285	-	3,688,414	2,991	(16,313)	(2,006,249)	34,405,575

(*) As of December 31, 2020, Concession agreements– equity value and Program contracts included leases in the amounts of R$ 76,454 and R$ 193,107, respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste, and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)    Intangible arising from concession agreements

The Company operates concession agreements for water supply and sewage services mostly based on agreements that define rights and obligations regarding the exploration of assets related to the provision of public services (See Note 3.9 (a)). The agreements provide for the return of the assets to the concession grantor at the end of the concession period.

As of December 31, 2021 and 2020, the Company operated in 375 municipalities in the São Paulo State. Most of these agreements are valid for 30 years, except for contracts entered into with the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The provision of services is remunerated in the form of tariffs, regulated by ARSESP.

Intangible rights arising from concession agreements include:

F-127

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(i)              Concession agreements – equity value

Refer to municipalities assumed until 2006, except for the municipalities assumed by the economic value through an asset valuation report prepared by independent experts. The amortization of the assets is calculated on a straight-line basis, which considers the assets’ useful life.

(ii)             Concession agreements – economic value

From 1999 to 2006, negotiations related to new concessions were conducted based on the economic and financial results of the transaction, defined in a valuation report issued by independent experts.

The amount defined in the respective contract, after the transaction is closed with the municipality, realized upon subscription of the Company's shares or in cash, is recorded in this line and amortized throughout the respective concession (usually 30 years). As of December 31, 2021 and 2020, there were no pending amounts related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the term of the contracts or the useful life of the underlying assets, whichever is shorter.

(iii)           Program contracts

Refer to the renewal of contracts previously referred to as concession agreements, whose purpose is to provide sanitation services. The amortization of the assets acquired up to the signature dates of program contracts is calculated on a straight-line basis, which considers the assets’ useful life. Assets acquired or built after the signature dates of program contracts are amortized over the contracted period (most of which for 30 years) or during the useful life of the underlying assets, whichever is shorter.

(iv)           Program contracts – commitments

Since the effectiveness of the Basic Sanitation Regulation in 2007, contracts have been renewed through program contracts. In some of these contracts, the Company undertook to financially participate in social and environmental initiatives. The assets built and the financial commitments assumed in the program contracts are recorded as intangible assets and amortized on a straight-line basis under the term of the program contract (mostly, 30 years).

As of December 31, 2021 and 2020, amounts not yet disbursed were recorded in “Program contract commitments”, in current liabilities, in the amounts of R$ 77,652 and R$ 162,541, respectively, and in noncurrent liabilities in the amounts of R$ 44,995 and R$ 68,939, respectively.

F-128

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(v)             Service contracts – Municipality of São Paulo

As of June 23, 2010, the Company entered into an agreement with the São Paulo State and the Municipality of São Paulo to provide water supply and sewage services in the municipality of São Paulo for 30 years, extendable for another 30 years.

Also on June 23, 2010, the State and the Municipality signed an Agreement, with SABESP as the intervening party and ARSESP as the consenting party, whose main aspects are:

1. The State and the Municipality grant SABESP the right to explore sanitation services in the capital of the São Paulo State, which includes the obligation to provide such services and the right to charge the respective tariff for this service;

2. The state and the Municipality define ARSESP as the agency responsible for regulating (including the tariff), controlling, and monitoring the services;

3. The evaluation model used was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments, and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The agreement provides for investments corresponding to 13% of gross revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep taxes. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs provided for in the State and Municipal sanitation plans, as well as in the Metropolitan sanitation plan, where applicable. The Investment Plan will be revised by the Managing Committee every four years, especially regarding investments to be made in the subsequent period.

6. The amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure to be invested in sanitation services in the municipality must be recovered through tariff charges, as agreed upon in the contract. This amount accounts for 7.5% of the total revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep, and delinquency in the period, recognized in profit or loss as operating cost.

7. The opportunity cost of SABESP’s creditors and investors was based on the Weighted Average Cost of Capital (WACC) methodology. This cost was used as a discount rate of the cash flow; and

8. The agreement provides for the remuneration of net assets in operation, preferably calculated through equity valuation or carrying amount adjusted for inflation, as defined by ARSESP. In addition, it provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the Agreement.

F-129

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Regarding the recovery of the amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure through tariff charges, mentioned in item 6 above, in April 2013, ARSESP issued Resolution 413, postponing the application of Resolution 407 and suspending, until the conclusion of the tariff review process, the transfer of services corresponding to municipal charges to consumers, as established in Resolution 407. The postponement of Resolution 407 was due to a request by the São Paulo State to analyze, among other things, methods to reduce the impact on consumers.

On April 18, 2014, ARSESP published Resolution 484 with the final result of SABESP’s Tariff Revision. However, both the São Paulo Municipal Government, through Official Letter 1,309/2014-SGM/GAB, and the São Paulo State, through a petition filed by the São Paulo State Office, through Official Letter ATG/Official Letter 092/2014-CC, requested a postponement of the effects of ARSESP Resolution 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State and SABESP.

On May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision and, as of this revision cycle, ARSESP has been passing-on on the tariffs up to 4% of municipal revenue, which is transferred from SABESP to the Municipal Fund for Environmental Sanitation and Infrastructure legally created. Under the Second Ordinary Tariff Revision, concluded in May 2018, the only contract providing for that transfer and meeting the requirements of ARSESP was the one executed with the municipality of São Paulo. Accordingly, 4% of the funds transferred to the Municipal Fund for Environmental Sanitation and Infrastructure of São Paulo were passed-on to the tariffs of the tariff cycle ended in April 2021.

The Municipal Government of São Paulo and the Company have not reached an agreement to define the percentage of the Municipal Fund for Environmental Sanitation and Infrastructure transfer to the tariffs charged by the Company in the Municipality of São Paulo, which led to the filing of a lawsuit by the municipality claiming the percentage provided for in the contract between the parties. The municipality required the suspension of the lawsuit and SABESP has not yet been summoned.

At the time of execution of the agreement, the Municipality of São Paulo and the Company did not conclude an agreement to settle the pending financial issues existing, related to the rendering of water supply and sewage services to the properties of the Municipality, and for that reason, the Company filed lawsuits for collection of the aforementioned amounts, which remain in progress and are recorded under allowance for doubtful accounts.

The agreement entered into with the Municipality of São Paulo accounts for 44.45% of the Company’s sanitation revenue as of December 31, 2021 (44.58% as of December 31, 2020), and ensures legal and property security to SABESP.

F-130

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(d)   Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

In June 2008, SABESP and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A (currently SPAT Saneamento S/A), formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed the contracts of the Public-Private Partnership of the Alto Tietê production system.

The service contract is valid for 15 years and has the purpose of expanding the capacity of the Taiaçupeba Water Treatment Station, from 10 thousand to 15 thousand liters per second. The operation started in October 2011.

As of December 31, 2021 and 2020, the carrying amounts related to this PPP recorded in intangible assets were
R$ 269,062 and R$ 287,645, respectively. In 2021 and 2020, a discount rate of 8.20% p.a. was used to calculate the present value adjustment of this contract.

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, totaling R$ 13,265, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the end, termination, intervention, annulment, or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

São Lourenço Production System

In August 2013, the Company and the special purpose entity Sistema Produtor São Lourenço S/A, formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the Public-Private Partnership contracts of the São Lourenço Production System.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda., previously formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

F-131

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The objective of the contract is: (i) the construction of a water production system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista, and water reservoirs; and (ii) the provision of services for 25 years, for the operation of the system to dewater, dry and provide final disposal of sludge, maintenance, and works of the São Lourenço Production System project.

The works started in April 2014 and the São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 36,519, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee will be valid until one of the following events occurs, whichever occurs first (i) original payment date of the last installment of interest/amortization of the main financing that the SPE may contract for the performance of the works; (ii) end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

As of December 31, 2021 and 2020, the carrying amounts related to this PPP recorded in intangible assets were
R$ 2,895,798 and R$ 3,065,445, respectively. Intangible assets were accounted for based on the physical evolution of the works, with a corresponding entry in the Public-Private Partnership (PPP) line, in liabilities. In 2021, a discount rate of 7.80% p.a. was used to calculate the present value adjustment of this contract.

The obligations assumed by the Company as of December 31, 2021, and 2020, are shown in the table below:

	December 31, 2021			December 31, 2020
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	69,442	102,873	172,315	59,429	149,726	209,155
São Lourenço	73,315	2,814,555	2,887,870	70,778	2,895,340	2,966,118
Total	142,757	2,917,428	3,060,185	130,207	3,045,066	3,175,273

F-132

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(e)    Amortization of Intangible Assets

The average amortization rate totaled 4.9% and 4.7% as of December 31, 2021 and 2020, respectively.

(f)     Software license of use

The software license of use is capitalized based on the costs incurred to acquire the software and make them ready for use. As of April 10, 2017, the Integrated Business Management System (Enterprise Resource Planning – SAP ERP) was implemented. This system includes the administrative/financial module.

The implementation of the commercial module Net@Suíte was concluded on October 13, 2021.

(g)    Right of use

Nature	December 31, 2021	December 31, 2020

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,446	405,426
Accumulated amortization	(159,765)	(135,865)
(=) Net	245,681	269,561

Other assets (*)
Vehicles	142,003	115,208
Properties	6,570	15,508
Equipment	9,841	4,541
Other assets	15,301	6,525
Accumulated amortization	(69,862)	(99,106)
(=) Net	103,853	42,676

Right of use	626,427	589,130

(*) From January to December 2021, costs and accumulated amortization totaling R$ 108,406, referring to expired rights of use, were written off.

F-133

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact on the Company’s result:

Impact on the result
	December 31, 2021	December 31, 2020

Right of use amortization	(75,041)	(79,834)
Financial result – interest expense and inflation adjustment	(68,730)	(62,956)
Expenses of short-term leases with low value	(22,467)	(13,845)
Reduction of profit for the year	(166,238)	(156,635)

(h)   Performance Agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

SABESP monitors the performance of the agreement and recognizes the assets when future economic benefits are generated for the Company so that costs can be reliably measured. The performance value is part of the asset’s cost, as it has better performance and, consequently, generates additional future economic benefits for the Company.

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

As of December 31, 2021, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 737,657 and R$ 871,488 (R$ 306,738 and R$ 265,940 as of December 31, 2020), respectively.

F-134

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

16	Property, plant and equipment

(a)    Statement of financial position details

	December 31, 2021				December 31, 2020
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,213	-	94,213	-	94,213	-	94,213	-
Buildings	86,703	(41,205)	45,498	2.1%	86,860	(41,513)	45,347	2.1%
Equipment	397,782	(282,628)	115,154	15.1%	372,103	(271,087)	101,016	14.8%
Transportation equipment	10,434	(7,962)	2,472	9.9%	10,319	(7,350)	2,969	9.9%
Furniture and fixtures	36,561	(14,482)	22,079	6.7%	31,232	(13,813)	17,419	6.7%
Other	11,982	(241)	11,741	5.0%	7,618	(331)	7,287	4.9%
Total	637,675	(346,518)	291,157	11.1%	602,345	(334,094)	268,251	11.2%

(b)    Changes

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	3,181	(1,965)	(5)	(1,060)	45,498
Equipment	101,016	38,807	(3,398)	(365)	(20,906)	115,154
Transportation equipment	2,969	97	69	-	(663)	2,472
Furniture and fixtures	17,419	4,477	1,647	(206)	(1,258)	22,079
Other	7,287	3,719	865	-	(130)	11,741
Total	268,251	50,281	(2,782)	(576)	(24,017)	291,157

F-135

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2020
Land	92,962	-	1,251	-	-	94,213
Buildings	41,705	5,430	(713)	-	(1,075)	45,347
Equipment	152,273	26,055	(49,188)	(174)	(27,950)	101,016
Transportation equipment	1,984	298	1,351	-	(664)	2,969
Furniture and fixtures	18,219	4,087	(3,712)	(103)	(1,072)	17,419
Other	7,250	6,537	(6,446)	-	(54)	7,287
Total	314,393	42,407	(57,457)	(277)	(30,815)	268,251

F-136

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated
17	Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	113,049	158,499	45,450	158,425	203,875
14th issue debentures	25,388	-	25,388	51,873	24,205	76,078
17th issue debentures	102,252	101,982	204,234	91,850	183,335	275,185
18th issue debentures	48,479	92,677	141,156	45,918	135,105	181,023
21st issue debentures	174,849	-	174,849	175,000	174,769	349,769
22nd issue debentures	200,000	508,530	708,530	99,969	678,149	778,118
23rd issue debentures	-	864,776	864,776	-	864,678	864,678
24th issue debentures	-	461,350	461,350	-	414,994	414,994
25th issue debentures	-	-	-	1,442,610	-	1,442,610
26th issue debentures	-	1,168,317	1,168,317	-	1,047,767	1,047,767
27th issue debentures	-	997,433	997,433	-	997,000	997,000
28th issue debentures	-	1,197,395	1,197,395	-	-	-
29th issue debentures	-	1,230,602	1,230,602	-	-	-
Brazilian Federal Savings Bank	98,784	1,380,170	1,478,954	90,382	1,324,459	1,414,841
Brazilian Development Bank - BNDES PAC	13,394	6,665	20,059	13,185	20,247	33,432
Brazilian Development Bank - BNDES PAC II 9751	7,161	30,308	37,469	7,159	37,447	44,606
Brazilian Development Bank - BNDES PAC II 9752	4,851	20,619	25,470	4,851	25,470	30,321
Brazilian Development Bank - BNDES ONDA LIMPA	26,751	60,089	86,840	26,751	86,809	113,560
Brazilian Development Bank – BNDES TIETÊ III	117,593	617,251	734,844	86,823	542,519	629,342
Brazilian Development Bank - BNDES 2015	33,558	420,685	454,243	33,558	454,126	487,684
Brazilian Development Bank - BNDES 2014	6,524	22,874	29,398	5,143	23,017	28,160
Inter-American Development Bank – IDB 2202	181,349	2,344,403	2,525,752	181,349	2,524,798	2,706,147
Inter-American Development Bank – IDB INVEST	34,800	890,400	925,200	44,815	898,060	942,875
Leases (Concession Agreements, Program Contracts and Contract Asset)	36,640	360,671	397,311	28,847	399,896	428,743
Leases (others)	69,306	56,663	125,969	36,576	9,300	45,876
Other	4,790	9,274	14,064	3,778	11,382	15,160
Interest and other charges	239,581	-	239,581	158,918	-	158,918
Total in local currency	1,471,500	12,956,183	14,427,683	2,674,805	11,035,957	13,710,762

F-137

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Borrowings and financing outstanding balance	December 31, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 41,112 thousand (US$ 51,390 thousand in December 2020)	57,357	172,071	229,428	53,412	213,649	267,061
Inter-American Development Bank - IDB 4623 – US$ 30,329 thousand (US$ 10,220 thousand in December 2020)	-	155,192	155,192	-	46,474	46,474
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 76,712 thousand (US$ 82,792 thousand in December 2020)	33,927	386,328	420,255	31,594	393,949	425,543
JICA 15 – ¥ 9,219,440 thousand (¥ 10,371,870 thousand in December 2020)	55,858	391,008	446,866	58,117	464,936	523,053
JICA 18 – ¥ 8,289,280 thousand (¥ 9,325,440 thousand in December 2020)	50,223	351,398	401,621	52,253	417,846	470,099
JICA 17 – ¥ 3,706,564 thousand (¥ 3,349,203 thousand in December 2020)	12,833	165,900	178,733	11,260	156,738	167,998
JICA 19 – ¥ 28,109,529 thousand (¥ 29,923,047 thousand in December 2020)	87,901	1,272,803	1,360,704	91,456	1,415,683	1,507,139
IDB 1983AB – US$ 15,385 thousand (US$ 23,077 thousand in December 2020)	42,927	42,336	85,263	39,975	78,943	118,918
Interest and other charges	18,091	-	18,091	21,577	-	21,577
Total in foreign currency	359,117	2,937,036	3,296,153	359,644	3,188,218	3,547,862

Total borrowings and financing	1,830,617	15,893,219	17,723,836	3,034,449	14,224,175	17,258,624

Exchange rate as of December 31, 2021: US$ 5.5805; ¥ 0.04847 (as of December 31, 2020: US$ 5.1967; ¥ 0.05043).

As of December 31, 2021, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

F-138

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
25th issue debentures	Own funds	2021	CDI + 3.30%
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) ,CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2) and 5.4478% (series 3)	IPCA (series 2 and 3)
Brazilian Federal Savings Bank	Own funds	2022/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2026	4.25% to 12.34%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)
F-139

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 41,112 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 30,329 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 76,712 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 9,219,440 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 8,289,280 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,706,564 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 28,109,529 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 15,385 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

F-140

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(i)       Payment schedule – accounting balances as of December 31, 2021

	2022	2023	2024	2025	2026	2027	2028 to 2044	TOTAL
LOCAL CURRENCY
Debentures	596,418	694,806	1,062,558	1,194,424	1,074,178	1,153,648	1,556,497	7,332,529
Brazilian Federal Savings Bank	98,784	94,055	93,315	99,152	105,355	111,936	876,357	1,478,954
BNDES	209,832	203,103	196,438	176,274	166,466	154,029	282,181	1,388,323
IDB 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,437,658	2,525,752
IDB INVEST	34,800	37,340	39,550	44,300	106,390	108,728	554,092	925,200
Leases (Concession Agreements, Program Contracts, and Contract Asset)	36,640	39,132	40,228	44,322	30,846	30,481	175,662	397,311
Leases (others)	69,306	40,094	9,640	5,656	1,273	-	-	125,969
Other	4,790	4,719	2,393	2,162	-	-	-	14,064
Interest and other charges	239,581	-	-	-	-	-	-	239,581
TOTAL IN LOCAL CURRENCY	1,471,500	1,294,598	1,625,471	1,747,639	1,665,857	1,740,171	4,882,447	14,427,683
FOREIGN CURRENCY
IDB	57,357	57,357	57,357	61,811	8,908	8,908	132,922	384,620
IBRD	33,927	33,928	33,928	33,928	33,928	33,928	216,688	420,255
JICA	206,815	206,815	206,815	206,815	206,815	206,815	1,147,034	2,387,924
IDB 1983AB	42,927	42,336	-	-	-	-	-	85,263
Interest and other charges	18,091	-	-	-	-	-	-	18,091
TOTAL IN FOREIGN CURRENCY	359,117	340,436	298,100	302,554	249,651	249,651	1,496,644	3,296,153
Total	1,830,617	1,635,034	1,923,571	2,050,193	1,915,508	1,989,822	6,379,091	17,723,836
F-141

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(II)       Changes

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	2,450,000	(25,717)	225,106	-	(387,618)	(1,963,282)	258,114	139,563	15,298	7,467,968
Brazilian Federal Savings Bank	1,418,832	-	156,488	-	685	-	(113,030)	(93,064)	79,966	33,236	-	1,483,113
BNDES	1,370,902	-	207,136	-	-	-	(88,084)	(186,179)	51,122	37,688	259	1,392,844
IDB 2202	2,730,195	-	-	-	-	-	(97,829)	(181,349)	63,964	73,506	955	2,589,442
IDB INVEST	944,513	-	-	-	-	-	(33,276)	(18,340)	63,380	-	665	956,942
Leases (Concession Agreements, Program Contracts, and Contract Asset)	428,743	-	-	-	-	-	(52,250)	(31,432)	52,250	-	-	397,311
Leases (others)	45,876	140,187	-	-	-	-	(15,782)	(76,013)	31,701	-	-	125,969
Other	15,197	-	2,921	(32)	-	-	(718)	(3,986)	690	22	-	14,094
TOTAL IN LOCAL CURRENCY	13,710,762	140,187	2,816,545	(25,749)	225,791	-	(788,587)	(2,553,645)	601,187	284,015	17,177	14,427,683

FOREIGN CURRENCY
IDB	317,302	-	108,728	(7,620)	22,979	-	(8,488)	(53,197)	7,936	-	197	387,837
IBRD	426,860	-	-	(3,377)	30,814	-	(2,481)	(32,965)	1,789	-	241	420,881
JICA	2,684,321	-	34,360	(76)	(108,851)	10,198	(43,184)	(216,190)	35,315	5,802	192	2,401,887
IDB 1983AB	119,379	-	-	-	6,536	-	(2,705)	(40,607)	1,753	777	415	85,548
TOTAL IN FOREIGN CURRENCY	3,547,862	-	143,088	(11,073)	(48,522)	10,198	(56,858)	(342,959)	46,793	6,579	1,045	3,296,153
Total	17,258,624	140,187	2,959,633	(36,822)	177,269	10,198	(845,445)	(2,896,604)	647,980	290,594	18,222	17,723,836

F-142

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	3,507,640	(52,328)	86,939	-	(161,494)	(572,871)	201,150	26,073	10,167	6,756,504
Brazilian Federal Savings Bank	1,429,250	-	-	74,485	-	-	-	(111,601)	(84,821)	73,067	38,452	-	1,418,832
BNDES	1,201,411	-	-	213,514	-	-	-	(47,164)	(81,213)	47,668	36,427	259	1,370,902
IDB 2202	-	2,807,371	-	-	-	-	-	(37,613)	(90,674)	22,668	27,886	557	2,730,195
IDB INVEST	-	-	-	950,000	(7,125)	-	-	-	-	1,638	-	-	944,513
Leases (Concession Agreements, Program Contracts, and Contract Asset)	459,671	-	-	-	-	-	-	(51,431)	(30,928)	51,431	-	-	428,743
Leases (others)	74,453	-	28,549	-	-	-	-	(9,108)	(56,571)	8,553	-	-	45,876
Other	9,898	-	-	7,250	-	-	-	(671)	(1,962)	651	31	-	15,197
TOTAL IN LOCAL CURRENCY	6,885,911	2,807,371	28,549	4,752,889	(59,453)	86,939	-	(419,082)	(919,040)	406,826	128,869	10,983	13,710,762

FOREIGN CURRENCY
IDB	2,316,190	(2,807,371)	-	52,141	(6,635)	845,246	48,246	(45,010)	(121,088)	10,490	24,695	398	317,302
IBRD	357,880	-	-	-	(2,029)	102,029	1,217	(7,572)	(31,216)	5,659	752	140	426,860
Eurobonds	1,413,956	-	-	-	-	457,931	-	(104,170)	(1,868,676)	90,941	9,195	823	-
JICA	2,106,908	-	-	40,830	(117)	715,956	17,841	(43,758)	(200,597)	40,172	6,897	189	2,684,321
IDB 1983AB	163,864	-	-	-	(152)	59,078	-	(7,033)	(103,482)	5,843	618	643	119,379
TOTAL IN FOREIGN CURRENCY	6,358,798	(2,807,371)	-	92,971	(8,933)	2,180,240	67,304	(207,543)	(2,325,059)	153,105	42,157	2,193	3,547,862
Total	13,244,709	-	28,549	4,845,860	(68,386)	2,267,179	67,304	(626,625)	(3,244,099)	559,931	171,026	13,176	17,258,624

F-143

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(a)    Main events in 2021

Debentures

In 2021, the Company amortized R$ 91.7 million, R$ 100.0 million, R$ 175.0 million, and R$ 1,585.9 million (of which R$ 1,450.0 million of principal and R$ 135.9 million of interest), referring to the 17th, 22nd, 21st, and 25th issue debentures, respectively.

28th issue debentures

In July 2021, the Company raised R$ 1.2 billion from the 28th issue of simple and unsecured debentures, not convertible into shares, in up to three series, according to CVM Instruction 476. The funds raised were used to refinance commitments in 2021 and to recompose the Company’s cash.

The 28th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 127,800	07/2024	CDI + 1.20% p.a.
Series 2	R$ 888,200	07/2026	CDI + 1.44% p.a.
Series 3	R$ 184,000	07/2028	CDI + 1.60% p.a.

28th issue debentures

In December 2021, the Company raised R$ 1.25 billion referring to the 29th issue of simple and unsecured debentures, not convertible into shares, in three series, according to CVM Instruction 400.

The proceeds from the first series will be used to refinance maturing financial commitments and to recompose the Issuer’s cash.

The proceeds from the second and third series are aimed at investments related to the (i) Expansion of Water Supply and Sewage Systems in the Metropolitan Region of São Paulo (MRSP) and (ii) Expansion of the Sewage System in the Santos Coastal Area.

The 29th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 500,000	12/2026	CDI + 1.29% p.a.
Series 2	R$ 600,000	12/2031	IPCA + 5.3058% p.a.
Series 3	R$ 150,000	12/2036	IPCA + 5.4478% p.a.

The commission totaled R$ 21,250 thousand.

•	The covenants agreed for the 28th and 29th issues are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

F-144

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession, or loss of the Issuer’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contracts have a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 166 million for the 28th issue and R$ 175 million for the 29th issue, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(b)    Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 15 (g).

F-145

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(c)    Covenants

The table below shows the most restrictive covenants as of December 31, 2021.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of December 31, 2021 and 2020, the Company met the requirements set forth by its borrowings and financing agreements.

(d)    Borrowings and financing Credit limited

Agent	December 31, 2021
(in millions of reais (*))
Brazilian Federal Savings Bank	1,353
Brazilian Development Bank (BNDES)	455
Japan International Cooperation Agency (JICA)	48
Inter-American Development Bank (IDB)	1,505
International Bank for Reconstruction and Development (IBRD)	1,392
Other	16
TOTAL	4,769

(*) Brazilian Central Bank’s exchange rate as of December 31, 2021 (US$ 1.00 = R$ 5.5805; ¥ 1.00 = R$ 0.04847).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

F-146

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

18	Taxes and contributions

(a)    Current assets

	December 31, 2021	December 31, 2020
Recoverable taxes
Income tax and social contribution	259,902	-
Withheld income tax (IRRF) on financial investments	13,041	4,391
Other federal taxes	3,161	18,281
Total	276,104	22,672

As of December 31, 2021, the Company recorded income tax and social contribution recoverable due to the overpayment resulting from these taxes’ estimates in the year. In 2020, the balance of these taxes resulted in a liability, which was recorded under “Taxes and Contributions Payable”.

(b)    Current liabilities

	December 31, 2021	December 31, 2020
Taxes and contributions payable
Income tax and social contribution	-	69,041
Cofins and Pasep	111,963	93,601
INSS (social security contribution)	39,902	37,599
IRRF (withholding income tax)	49,468	21,287
Other	55,797	45,291
Total	257,130	266,819

F-147

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

19	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2021	December 31, 2020
Deferred tax assets
Provisions	503,374	436,445
Pension plan obligations - G1	150,577	154,498
Donations of underlying assets on concession agreements	47,589	50,142
Allowance for doubtful accounts	183,963	155,719
Other	127,092	134,932
Total deferred tax asset	1,012,595	931,736

Deferred tax liabilities
Temporary difference on concession of intangible asset	(368,235)	(388,675)
Capitalization of borrowing costs	(404,931)	(390,211)
Profit on supply to government entities	(353,262)	(356,513)
Actuarial gain – G1 Plan	(109,271)	(48,979)
Construction margin	(46,079)	(48,843)
Borrowing costs	(14,556)	(19,231)
Total deferred tax liabilities	(1,296,334)	(1,252,452)

Deferred tax liability, net	(283,739)	(320,716)

F-148

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(b)	Realization

	December 31, 2021	December 31, 2020
Deferred tax assets
to be realized in up to 12 months	280,373	263,580
to be realized after one year	732,222	668,156
Total deferred tax asset	1,012,595	931,736
Deferred tax liabilities
to be realized in up to 12 months	(31,777)	(31,388)
to be realized after one year	(1,264,557)	(1,221,064)
Total deferred tax liabilities	(1,296,334)	(1,252,452)
Deferred tax liability	(283,739)	(320,716)

(c)	Changes

Deferred tax assets	December 31, 2020	Variation net	December 31, 2021
Provisions	436,445	66,929	503,374
Pension plan obligations - G1	154,498	(3,921)	150,577
Donations of underlying assets on concession agreements	50,142	(2,553)	47,589
Allowance for doubtful accounts	155,719	28,244	183,963
Other	134,932	(7,840)	127,092
Total	931,736	80,859	1,012,595

Deferred tax liabilities
Temporary difference on concession of intangible asset	(388,675)	20,440	(368,235)
Capitalization of borrowing costs	(390,211)	(14,720)	(404,931)
Profit on supply to government entities	(356,513)	3,251	(353,262)
Actuarial gain – G1	(48,979)	(60,292)	(109,271)
Construction margin	(48,843)	2,764	(46,079)
Borrowing costs	(19,231)	4,675	(14,556)
Total	(1,252,452)	(43,882)	(1,296,334)

Deferred tax liability, net	(320,716)	36,977	(283,739)

F-149

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Deferred income tax assets	December 31, 2019	Variation net	December 31, 2020
Provisions	366,673	69,772	436,445
Pension plan obligations - G1	157,998	(3,500)	154,498
Donations of underlying assets on concession agreements	51,818	(1,676)	50,142
Allowance for doubtful accounts	145,622	10,097	155,719
Other	183,147	(48,215)	134,932
Total	905,258	26,478	931,736

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(408,732)	20,057	(388,675)
Capitalization of borrowing costs	(409,236)	19,025	(390,211)
Profit on supply to government entities	(372,289)	15,776	(356,513)
Actuarial gain – G1	(54,222)	5,243	(48,979)
Construction margin	(83,399)	34,556	(48,843)
Borrowing costs	(11,376)	(7,855)	(19,231)
Total	(1,339,254)	86,802	(1,252,452)

Deferred tax liability, net	(433,996)	113,280	(320,716)

	December 31, 2021	December 31, 2020

Opening balance	(320,716)	(433,996)
Net change in the year:
- corresponding entry in the income statement	97,269	108,037
- corresponding entry in the equity valuation adjustment (Note 22)	(60,292)	5,243

Total net change	36,977	113,280
Closing balance	(283,739)	(320,716)

F-150

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(d)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2021	December 31, 2020

Profit before income taxes	3,170,156	1,326,002
Statutory rate	34%	34%

Estimated expense at statutory rate	(1,077,853)	(450,841)
Tax benefit of interest on equity	200,073	126,604
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(22,640)	(37,675)
Donations	(16,723)	(8,672)
Other differences	52,856	17,900

Income tax and social contribution	(864,287)	(352,684)

Current income tax and social contribution	(961,556)	(460,721)
Deferred income tax and social contribution	97,269	108,037
Effective rate	27%	27%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 22 (ii) and (v).

20	Provisions

(a)    Lawsuits and proceedings that resulted in provisions

(I)      Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15. The terms and payment amounts are defined based on the outcome of these lawsuits.

F-151

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	December 31, 2021			December 31, 2020
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	168,258	(10,780)	157,478	160,705	(10,553)	150,152
Supplier claims (ii)	477,854	(123)	477,731	410,734	(358)	410,376
Other civil claims (iii)	95,601	(2,523)	93,078	86,083	(2,505)	83,578
Tax claims (iv)	57,509	(2,693)	54,816	59,678	(2,410)	57,268
Labor claims (v)	349,962	(15,864)	334,098	316,880	(15,503)	301,377
Environmental claims (vi)	331,326	(34)	331,292	249,582	(31)	249,551
Total	1,480,510	(32,017)	1,448,493	1,283,662	(31,360)	1,252,302

Current	809,821	-	809,821	760,209	-	760,209
Noncurrent	670,689	(32,017)	638,672	523,453	(31,360)	492,093

(II)   Changes

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2021
Customer claims (i)	160,705	32,996	29,685	(30,972)	(24,156)	168,258
Supplier claims (ii)	410,734	92,135	90,788	(71,238)	(44,565)	477,854
Other civil claims (iii)	86,083	15,477	12,850	(10,056)	(8,753)	95,601
Tax claims (iv)	59,678	8,630	8,054	(15,133)	(3,720)	57,509
Labor claims (v)	316,880	100,245	36,373	(66,220)	(37,316)	349,962
Environmental claims (vi)	249,582	40,477	50,957	(33)	(9,657)	331,326
Subtotal	1,283,662	289,960	228,707	(193,652)	(128,167)	1,480,510
Escrow deposits	(31,360)	(39,586)	(11,852)	48,805	1,976	(32,017)
Total	1,252,302	250,374	216,855	(144,847)	(126,191)	1,448,493

F-152

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2020
Customer claims (i)	253,665	16,465	19,638	(78,640)	(50,423)	160,705
Supplier claims (ii)	153,654	149,566	201,259	(68,801)	(24,944)	410,734
Other civil claims (iii)	93,910	15,944	11,109	(23,009)	(11,871)	86,083
Tax claims (iv)	59,143	4,333	2,737	(1,875)	(4,660)	59,678
Labor claims (v)	325,129	61,782	35,541	(61,039)	(44,533)	316,880
Environmental claims (vi)	192,950	35,392	27,718	-	(6,478)	249,582
Subtotal	1,078,451	283,482	298,002	(233,364)	(142,909)	1,283,662
Escrow deposits	(42,643)	(12,907)	(2,225)	18,675	7,740	(31,360)
Total	1,035,808	270,575	295,777	(214,689)	(135,169)	1,252,302

(b)    Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	December 31, 2021	December 31, 2020
Customer claims (i)	173,875	110,508
Supplier claims (ii)	1,521,935	1,350,308
Other civil claims (iii)	852,735	758,800
Tax claims (iv)	1,548,781	1,253,636
Labor claims (v)	1,095,841	1,005,648
Environmental claims (vi)	3,201,716	5,981,837
Total	8,394,883	10,460,737

F-153

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(c)    Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, which were accrued while others were deemed as contingent liabilities.

The Municipality of São Paulo, through Law 13,476/2022, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and ancillary activities, in the adjusted amount of R$ 857,688 (R$ 731,809 as of December 31, 2020), which are currently subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not on the list of activities that may be taxed by the municipality. The decision of the appeal filed was favorable to the Company. Special and extraordinary appeals of the Municipality are pending decision. The Company deemed the lawsuit as a contingent liability.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

F-154

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance, and imposition of compensation for environmental damages allegedly caused by the Company. The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

The decrease in contingent liabilities was mainly due to reviews of lawsuit expectations, resulting from court decisions favorable to the Company.

(d)    Other concession-related claims

The Company is a party to concessions-related claims, in which it challenges compensatory issues for the resumption of sanitation services by some municipalities or the right to continue operating such services.

The amount recognized in noncurrent assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra, and Itapira totaled R$ 27,539 as of December 31, 2021 and 2020; it also recorded the full amount of estimated losses. None of the above-mentioned municipalities are operated by the Company. When a final judgment grants a municipality the right to repossess and operate sanitation services, the Brazilian legislation provides for the payment of compensation for the investments made by the Company.

(e)    Environmental claims with executed agreements

The Company did not enter into any legal settlement in 2021.

(f)     Guarantee insurance

On May 25, 2021, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used for guarantee insurance for escrow deposit is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2021, R$ 555 million was available for use.

F-155

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

21	Labor and social obligations

	December 31, 2021	December 31, 2020
Salaries and payroll charges	58,591	53,107
Provision for vacation	226,127	207,906
Healthcare plan (i)	45,915	45,768
Provision for profit sharing (ii)	88,376	91,209
Consent Decree (TAC)	5,723	8,978
Knowledge Retention Program (PRC)	1,884	3,975
Total	426,616	410,943

(i)	Healthcare plan

Since August 1, 2019, the health plans managed by Fundação CESP (VIVEST), which replaced the previous health plans managed by SABESPREV, have been in effect.

Benefits are now paid after the event, remain free of choice, and are sponsored by contributions of SABESP and the employees. In 2021, the Company contributed 8.50%, on average, of gross payroll, totaling R$ 232,850 (7.79% in 2020, totaling R$ 212,681).

(ii)	Profit sharing

The profit-sharing program was implemented according to an agreement with the labor union. Payment corresponds to up to one month’s salary for each employee, depending on the performance of goals reached from January to December, and should be paid in the subsequent year.

22	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii), and VIVEST (iv). See the reconciliation of expenses with such plans in item (v).

F-156

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Defined benefit plans

Summary of pension plan obligations – Liabilities

	December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(2,764,027)	(2,192,062)	(4,956,089)	(3,112,980)	(2,549,541)	(5,662,521)
Fair value of the plan’s assets	2,634,427	-	2,634,427	2,793,927	-	2,793,927

Total pension plan liabilities (deficit)	(129,600)	(2,192,062)	(2,321,662)	(319,053)	(2,549,541)	(2,868,594)

Changes in Liabilities

	December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(3,112,980)	(2,549,541)	(5,662,521)	(3,067,094)	(3,046,255)	(6,113,349)
Cost of the current service	(32,777)	-	(32,777)	(40,404)	-	(40,404)
Interest costs	(205,707)	(158,244)	(363,951)	(208,485)	(206,262)	(414,747)
Actuarial gains/(losses) recorded as other comprehensive income	414,823	330,337	745,160	64,637	521,331	585,968
Benefits paid	172,614	185,386	358,000	138,366	181,645	320,011
Defined benefit obligation, end of the year	(2,764,027)	(2,192,062)	(4,956,089)	(3,112,980)	(2,549,541)	(5,662,521)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,793,927	-	2,793,927	2,752,417	-	2,752,417
Expected return of the plan’s assets	184,687	-	184,687	187,317	-	187,317
Company’s contributions	35,368	-	35,368	36,010	-	36,010
Participants’ contributions	30,551	-	30,551	36,608	-	36,608
Benefits paid	(172,614)	-	(172,614)	(138,366)	-	(138,366)
Actuarial gains/(losses) recorded as other comprehensive income	(237,492)	-	(237,492)	(80,059)	-	(80,059)
Fair value of the plan’s assets, end of the year	2,634,427	-	2,634,427	2,793,927	-	2,793,927

Total pension plan liabilities (deficit)	(129,600)	(2,192,062)	(2,321,662)	(319,053)	(2,549,541)	(2,868,594)

F-157

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Changes in equity – Other comprehensive income

According to CPC33 (R1) and IAS19, the Company recognizes gains/(losses) from changes in actuarial assumptions in equity, such as equity valuation adjustments, as shown below:

	December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on the obligations	414,823	330,337	745,160	64,637	521,331	585,968
Gain/(losses) on financial assets	(237,492)	-	(237,492)	(80,059)	-	(80,059)
Total gains/(losses)	177,331	330,337	507,668	(15,422)	521,331	505,909
Deferred income tax and social contribution	(60,292)	-	(60,292)	5,243	-	5,243
Equity valuation adjustments	117,039	330,337	447,376	(10,179)	521,331	511,152

Changes in profit (loss) for the year

	December 31, 2021			December 31, 2020
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of services, net	2,227	-	2,227	4,608	-	4,608
Interest costs	205,707	158,244	363,951	208,485	206,262	414,747
Expected return of the plan’s assets	(184,687)	-	(184,687)	(187,317)	-	(187,317)
Amount received from the São Paulo State (undisputed)	-	(91,657)	(91,657)	-	(95,452)	(95,452)
Total expenses	23,247	66,587	89,834	25,776	110,810	136,586

Maturity profile of the obligations

	December 31, 2021
	G1 Plan	G0 Plan
Payment of benefits expected in 2022	198,074	179,875
Payment of benefits expected in 2023	188,437	173,944
Payment of benefits expected in 2024	178,787	167,140
Payment of benefits expected in 2025	169,738	159,604
Payment of benefits expected in 2026 or subsequent years	2,028,991	1,511,499
Total	2,764,027	2,192,062
Duration	11.63 years	9.24 years
F-158

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

Actuarial assumptions used

	December 31, 2021		December 31, 2020
	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Actual discount rate (NTN-B)	5.53% p.a.	5.26% p.a.	3.44% p.a.	3.07% p.a.
Inflation rate	3.00% p.a.	3.00% p.a.	3.25% p.a.	3.25% p.a.
Nominal wage growth rate	5.06% p.a.	5.06% p.a.	5.32% p.a.	5.32% p.a.
Mortality table	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)

Sensitivity analysis

The sensitivity analysis to changes in the main weighted assumptions of the total defined pension plan obligation as of December 31, 2021, is:

Impact on the present value of the defined benefit obligations
Assumptions	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 244,999	Decrease of R$ 158,221
	Decrease of 1.0%	Increase of R$ 289,735	Increase of R$ 180,948
Life expectation	Increase of 1 year	Increase of R$ 61,361	Increase of R$ 101,021
	Decrease of 1 year	Decrease of R$ 56,181	Decrease of R$ 90,081
Wage growth rate	Increase of 1.0%	Increase of R$ 19,402	Increase of R$ 227,529
	Decrease of 1.0%	Decrease of R$ 16,464	Decrease of R$ 202,363

(i)	G1 Plan

Managed by SABESPREV, the financed defined benefit plan (“G1 Plan”), which has not been accepting any new adhesions since July 2010, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2021, there were 2,930 and 8,109 active and inactive participants, respectively (3,512 and 7,580, respectively, as of December 31, 2020).

F-159

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The Company’s and the participants' contributions to the G1 Plan totaled R$ 35,368 and R$ 30,551, respectively, in 2021 (R$ 36,009 and R$ 36,608, respectively, in 2020). Of this amount, the Company and the participants made payments referring to the actuarial deficit in the amounts of R$ 28,829 and R$ 23,609, respectively, in 2021 (R$ 26,326 and R$ 26,895, respectively, in 2020).

Estimated expenditures for the coming year	2022
Cost of services, net	1,020
Interest costs	231,745
Net profitability on financial assets	(221,079)
Expenditures to be recognized by the Company	11,686

Plan’s assets

The investment policies and strategies of the plan are aimed at obtaining consistent returns and reducing the risks associated with the use of financial assets available in the Capital Markets through diversification, considering factors, such as liquidity needs and the long-term nature of the plan’s liability, types, and availability of financial instruments in the local and international markets, general economic conditions and forecasts, as well as requirements of the legislation. The allocation of the plan’s assets and its management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial advisors.

	December 31, 2021%		December 31, 2020%
Total fixed income	1,613,153	61.2	1,811,164	64.8
Total equities	261,665	9.9	311,958	11.2
Total structured investments	599,970	22.8	575,943	20.6
Other	159,639	6.1	94,862	3.4
Fair value of the plan’s assets	2,634,427	100	2,793,927	100

The restrictions on portfolio investments in the case of federal government bonds are:

i)	instruments securitized by the National Treasury;
ii)	derivative instruments should be used for hedging only.
F-160

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

The restrictions on portfolio investments in the case of equities for internal management are:

i)	day-trade transactions;
ii)	short selling;
iii)	unsecured swap transactions; and
iv)	leverage, derivative transactions that represent leverage of the asset or short selling will not be allowed, such transactions cannot result in losses greater than the amounts invested.

As of December 31, 2021, SABESPREV had no financial assets issued by the Company in its own portfolio; however, such assets could be in the portfolio of investment funds invested by the Foundation. Properties held in the portfolio are not used by the Company.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded as accounts receivable from shareholders, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

As of December 31, 2021, there were 8 and 1,794 active and inactive participants, respectively (10 and 1,862, respectively, as of December 31, 2020).

Estimated expenses for the coming year

2022
Interest costs	176,953
Expenses to be recognized	176,953

(iii)	Sabesprev Mais Plan

As of December 31, 2021, this Defined Contribution Plan managed by SABESPREV had 9,463 active and assisted participants (9,587 as of December 31, 2020).

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

F-161

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(iv)	VIVEST

Since December 31, 2019, the Sabesprev Mais Plan has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to enroll in Fundação CESP’s Defined Contribution Plan (VIVEST), as well as those who did not enroll in the Sabesprev Mais Plan. As of December 31, 2021, there were 46 participants (24 as of December 31, 2020).

(v)	Reconciliation of expenditures with pension plan obligations

	December 31, 2021	December 31, 2020

G1 Plan (i)	23,247	25,776
G0 Plan (ii)	66,587	110,810
Sabesprev Mais Plan (iii)	22,406	21,700
VIVEST Plan (iv)	160	58
Subtotal	112,400	158,344
Capitalized	(4,118)	(4,904)
Other	5,527	5,841
Pension plan obligations (Note 29)	113,809	159,281

23	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure (Note 15 (c) (v) (6)). The balances as of December 31, 2021 and 2020 were R$ 469,027 and R$ 453,750, respectively.

F-162

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

24	Equity

(a)    Share capital

As of December 31, 2021 and 2020, the authorized, subscribed, and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2021		December 31, 2020
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,507,729	50.3
Other shareholders
In Brazil (1)	234,965,971	34.4	254,868,646	37.3
Abroad (2) (3)	105,037,234	15.3	85,133,494	12.4

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of December 31, 2021, the common shares traded in Brazil were held by 40,428 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.
(3)	Each ADR corresponds to 1 share.

(b)    Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the net income, adjusted according to Brazilian Corporation Law. No interest is accrued on approved dividends, and the amounts not claimed within three years from the date of the General Meeting that approved them will mature in favor of the Company.

F-163

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	2021	2020
Net income for the year	2,305,869	973,318
(-) Legal reserve - 5%	115,293	48,666

	2,190,576	924,652

Minimum mandatory dividend – 25%	547,645	231,163
Dividend per share	0.80122	0.33820

As of April 29, 2021, the General Shareholders’ Meeting approved the distribution of additional dividends amounting to R$ 40,806, for 2020. Therefore, the amount of R$ 26,376 related to the surplus of the minimum mandatory dividends of 25%, defined in the Bylaws, recorded in the equity of 2020 under “Additional proposed dividends” was transferred to current liabilities. Payment started in June 2021.

The Company proposed, ad referendum of the 2022 Annual Shareholders’ Meeting, dividends as interest on capital totaling R$ 547,645 (R$ 231,163 in 2020) and additional proposed dividends in the amount of R$ 96,700 (R$ 40,806 in 2020), totaling R$ 644,345 (R$ 271,969 in 2020), corresponding to R$ 0.9427 per common share (R$ 0.3979 in 2020), to be resolved at the General Meeting to be held on April 28, 2022. The amount of R$ 96,700 (R$ 40,806 in 2020) was reclassified in Equity to “Additional proposed dividends”, which includes withholding income tax of
R$ 41,069 (R$ 14,430 in 2020).

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 41,069 (R$ 14,430 in 2020) referring to withholding income tax was recognized in current liabilities, to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2021, of R$ 548,006 (R$ 231,611 in 2020), refers to the amount of R$ 547,645 (R$ 231,163 in 2020) declared in 2021, net of withholding income tax and R$ 361 declared in prior years (R$ 448 in 2020).

(c)    Legal reserve

Profit reserve - legal reserve: created by allocating 5% of the net income for the year up to the limit of 20% of the share capital. The Company may not create the legal reserve in the year in which the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the share capital. The purpose of the legal reserve is to ensure the integrity of the share capital. It can only be used to offset losses or increase capital, but not to pay dividends.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(d)    Investment reserve

Profit reserve - investment reserve: specifically created from the portion corresponding to the own resources that will be allocated to the expansion of the water supply and sewage systems, based on a capital budget approved by Management.

As of December 31, 2021 and 2020, the balances of the investment reserve were R$ 8,297,489 and R$ 6,751,258, respectively.

According to paragraph four of article 49 of the Bylaws, the Board of Directors may propose to the General Meeting that the remaining balance of the profit for the year, net legal reserve, and minimum mandatory dividend, be allocated to the creation of an investment reserve that will meet the following criteria:

I-	its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the share capital;
II-	the purpose of the reserve is to ensure the investment plan, and its balance may be used:

a) in the absorption of losses, whenever necessary;

b) in the distribution of dividends, at any time;

c) in transactions for the redemption, refund, or purchase of shares, authorized by law; and

d) in the incorporation to the share capital.

(e)    Allocation of the profit for the year

		2021
Net income
(+)	Profit for the year	2,305,869
(-)	Legal reserve - 5%	115,293
(-)	Minimum mandatory dividends	547,645
(-)	Additional proposed dividends	96,700
Investment reserve		1,546,231

Management will send for approval by the General Meeting a proposal to transfer the retained earnings, totaling R$ 1,546,231 to the Investment Reserve account, to meet the investment needs provided for in the Capital Budget.

(f)     Retained earnings

The statutory balance of this account is zero because all retained earnings must be allocated to a profit reserve.

(g)    Equity valuation adjustments

Gains and losses arising from changes in actuarial assumptions are accounted for as equity valuation adjustments,

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

net of the effects of income tax and social contribution. See Note 22 (b) for the breakdown of the amounts recorded in 2021 and 2020.

	G1 Plan	G0 Plan	Total

Balance on December 31, 2020	95,075	(496,077)	(401,002)
Actuarial gains/(losses) of the year (Note 22)	117,039	330,337	447,376
Balance on December 31, 2021	212,114	(165,740)	46,374

25	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2021	2020

Profit attributable to the Company’s owners	2,305,869	973,318
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	3.37	1.42

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

26	Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	16,304,206	4,376,739	20,680,945
Gross sales deductions	(1,189,884)	-	(1,189,884)
Net operating revenue	15,114,322	4,376,739	19,491,061
Costs, selling, general, and administrative expenses	(11,115,383)	(4,278,337)	(15,393,720)
Income from operations before other operating expenses, net and equity accounting	3,998,939	98,402	4,097,341
Other operating income (expenses), net			(21,841)
Equity accounting			22,079
Financial result, net			(927,423)
Income from operations before taxes			3,170,156
Depreciation and amortization	(2,253,322)	-	(2,253,322)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	15,157,780	3,716,616	18,874,396
Gross sales deductions	(1,076,855)	-	(1,076,855)
Net operating revenue	14,080,925	3,716,616	17,797,541
Costs, selling, general, and administrative expenses	(9,796,821)	(3,630,139)	(13,426,960)
Income from operations before other operating expenses, net and equity accounting	4,284,104	86,477	4,370,581
Other operating income (expenses), net			107,656
Equity accounting			14,136
Financial result, net			(3,166,371)
Income from operations before taxes			1,326,002
Depreciation and amortization	(2,037,112)		(2,037,112)

(i)	See Note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (b) for further information.
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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

27	Insurance

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Executive Board (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. Insurance is contracted through bidding processes that allow for the participation of the main Brazilian and international insurance companies operating in Brazil.

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by independent auditors contracted by the Company.

As of December 31, 2021, the Company’s insurance was as follows:

Amount Insured

Specified risks – fire	2,185,827
Engineering risks	2,254,238
Guarantee insurance for escrow deposit and traditional guarantee	600.000*
Civil liability – D&O (Directors and Officers)	100,000
Civil liability – construction works	172,140
Civil liability – operations	10,000
Other	26,900
Total	5,349,105

(*) SABESP has an agreement that allows issuing policies that total such insured amount. Of the total, R$ 98,530 thousand in policies with guarantee insurance were issued.

28	Operating revenue

(a)	Revenue from sanitation services:

	2021	2020

Metropolitan Region of São Paulo	11,529,229	10,722,384
Regional Systems	4,774,977	4,435,396
Total	16,304,206	15,157,780

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

(b)	Reconciliation from gross operating income to net operating revenue:

	2021	2020

Revenue from sanitation services (i)	16,304,206	15,157,780
Construction revenue	4,376,739	3,716,616
Sales tax	(1,121,905)	(1,009,358)
Regulatory, Control and Oversight Fee (TRCF)	(67,979)	(67,497)
Net revenue	19,491,061	17,797,541

(i) Includes R$ 80,329 from the TRCF charged from customers in 2021 (R$ 72,962 in 2020), from the municipalities regulated by ARSESP.

29	Operating costs and expenses

	2021	2020
Operating costs
Salaries, payroll charges and benefits	(2,026,202)	(1,958,395)
Pension plan obligations	(36,771)	(37,281)
Construction costs (Note 26)	(4,278,337)	(3,630,139)
General supplies	(314,111)	(244,054)
Treatment supplies	(364,542)	(338,756)
Outsourced services	(1,517,196)	(1,251,839)
Electricity	(1,462,776)	(1,214,831)
General expenses	(717,352)	(622,113)
Depreciation and amortization	(2,082,755)	(1,882,259)
	(12,800,042)	(11,179,667)

Selling expenses
Salaries, payroll charges and benefits	(265,435)	(271,565)
Pension plan obligations	(4,868)	(5,059)
General supplies	(7,976)	(5,471)
Outsourced services	(343,763)	(290,512)
Electricity	(1,340)	(1,200)
General expenses	(136,107)	(118,278)
Depreciation and amortization	(66,390)	(59,201)
	(825,879)	(751,286)
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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

	2021	2020

Bad debt expense, net of recoveries (Note 10 (c))	(643,730)	(444,826)

Administrative expenses
Salaries, payroll charges and benefits	(250,557)	(257,829)
Pension plan obligations	(72,170)	(116,941)
General supplies	(11,209)	(14,237)
Outsourced services	(250,801)	(230,054)
Electricity	(1,715)	(1,359)
General expenses	(357,564)	(257,693)
Depreciation and amortization	(104,177)	(95,652)
Tax expenses	(75,876)	(77,416)
	(1,124,069)	(1,051,181)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,542,194)	(2,487,789)
Pension plan obligations (Note 22 (v))	(113,809)	(159,281)
Construction costs (Note 26)	(4,278,337)	(3,630,139)
General supplies	(333,296)	(263,762)
Treatment supplies	(364,542)	(338,756)
Outsourced services	(2,111,760)	(1,772,405)
Electricity	(1,465,831)	(1,217,390)
General expenses	(1,211,023)	(998,084)
Depreciation and amortization	(2,253,322)	(2,037,112)
Tax expenses	(75,876)	(77,416)
Bad debt expense, net of recoveries (Note 10 (c))	(643,730)	(444,826)
	(15,393,720)	(13,426,960)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

30	Financial income (expenses)

	2021	2020
Financial expenses
Interest and charges on borrowings and financing – local currency	(517,235)	(348,050)
Interest and charges on borrowings and financing – foreign currency	(46,793)	(136,257)
Other financial expenses	(315,013)	(328,413)
Income tax over international remittance	-	(15,134)
Inflation adjustment on borrowings and financing	(225,791)	(86,938)
Other inflation adjustments	(172,632)	(142,313)
Interest and inflation adjustment on provisions	(170,831)	(267,654)
Total financial expenses	(1,448,295)	(1,324,759)

Financial income
Inflation adjustment gains	198,907	120,957
Income on financial investments	150,632	75,522
Interest income	145,866	162,576
Cofins and Pasep	(23,038)	(22,328)
Other	41	4
Total financial income	472,408	336,731

Financial income (expenses), net of exchange variation	(975,887)	(988,028)

Exchange gains (losses)
Exchange rate changes on borrowings and financing	48,522	(2,180,241)
Exchange rate changes on assets	(36)	1,894
Other exchange rate changes	(22)	4
Exchange rate changes, net	48,464	(2,178,343)

Financial income (expenses), net	(927,423)	(3,166,371)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

31	Other operating income (expenses), net

	2021	2020

Other operating income, net	71,877	70,288
Other operating expenses	(93,718)	37,368

Other operating income (expenses), net	(21,841)	107,656

Other operating income includes the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses and operational assets indemnification.

32	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2021, are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,147,112	745,388	187,150	790,650	2,870,300
Contractual obligations - Investments	2,258,647	1,741,424	1,425,790	331,184	5,757,045
Total	3,405,759	2,486,812	1,612,940	1,121,834	8,627,345

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

33	Supplemental cash flow information

	2021	2020

Total additions to contract assets (Note 14)	4,759,789	3,984,158
Total additions to intangible assets (Note 15 (b))	172,961	411,285

Items not affecting cash (see breakdown below)	(1,236,081)	(1,095,786)

Total additions to intangible and contract assets according to the statement of cash flows	3,696,669	3,299,657

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (a))	300,792	238,330
Contractors payable	218,523	142,514
Program contract commitments	-	4,422
Performance agreements	478,177	314,720
Right of use	140,187	28,549
Construction margin (Note 26)	98,402	86,477
Agreement with the municipality of Mauá	-	280,774
Total	1,236,081	1,095,786

34	Events after the reporting period

•	30th Issue Debentures

As of March 18, 2022, the Company raised R$ 1.0 billion from the 30th issue of simple, unsecured debentures, not convertible into shares, in two series, under CVM Instruction 476. The first and second series will mature in March 2027 and March 2029, respectively. The first series, totaling R$ 500.0 million, yields CDI + 1.30% p.a., with semi-annual interest payments. The second series, totaling R$ 500.0 million, yields CDI + 1.58% p.a., also with semi-annual interest payments. The proceeds from the Issue will be used to refinance financial commitments maturing in 2022 and to recompose and reinforce the Company’s cash position.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2021 and 2020 In thousands of reais, unless otherwise stated

•	ARSESP Resolution 1,278 - 2022 Tariff Adjustment

As of March 17, 2022, ARSESP published Resolution 1,278, which addresses the 2022 tariff adjustment, in which the Company highlights the following points:

Article 1. Approve the total adjustment of twelve point eight zero one nine percent (12.8019%) on the tariffs charged by Sabesp, according to the exhibits to this resolution, which consists of:

I - Inflation from February 2021 to February 2022, measured by the IPCA, of 10.5437%.

II - Efficiency factor (X Factor) to be discounted, of 0.2142%.

III - Compensatory adjustment of 2.3932%, according to the calculation provided in NT.F.0010-2022.

IV – GQI 2020 to be discounted, of 0.1490%, according to the calculation provided in NT.F.0010-2022.

Article 6. Sabesp’s current tariff structure remains unchanged.

Paragraph 1. The definitions that depend on the implementation of the new tariff structure are postponed until they become effective.

Resolution 1,278 which defines the new tariff tables was published in the Official Gazette of the São Paulo State on March 17, 2022, and will become effective as of May 10, 2022.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed, and agreed with the financial statements for the year ended December 31, 2021.

São Paulo, March 24, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Osvaldo Garcia

CFO and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Alceu Segamarchi Junior

Technology, Project and Environment Officer

/s/ Ricardo Daruiz Borsari

Metropolitan Officer

/s/ Monica Ferreira do Amaral Porto

Regional Systems Officer

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2021.

São Paulo, March 24, 2022.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Osvaldo Garcia

CFO and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Alceu Segamarchi Junior

Technology, Project and Environment Officer

/s/ Ricardo Daruiz Borsari

Metropolitan Officer

/s/ Monica Ferreira do Amaral Porto

Regional Systems Officer

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL’S REPORT

All members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report, and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2021 and, based on analysis conducted by Management and the Audit Committee, also considering the unqualified Report of Independent Registered Public Accounting Firm Grant Thornton Auditores Independentes dated March 24, 2022, declare that the aforementioned documents are in a condition to be analyzed by the Annual Shareholders’ Meeting.

São Paulo, March 24, 2022.

EDSON TOMAZ DE LIMA FILHO	ERNESTO MASCELLANI NETO

FÁBIO BERNACCHI MAIA	MARIA ELVIRA LOPES GIMENEZ

TARCILA REIS JORDÃO

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2021

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.	PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a body created at the Board of Directors’ Meeting of June 26, 2006, and is composed of three independent members of the Board of Directors. Under the U.S. Securities and Exchange Commission (SEC), the Committee performs its duty as SABESP’s Audit Committee, according to the provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory, and regulatory attributions. The Committee is responsible for reviewing and monitoring, within its capacity of supervising, the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, independent auditors, internal audit, those in charge of risk management and internal controls, and its own analyses resulting from its oversight and monitoring duties.

At the Annual Shareholders’ Meeting of April 28, 2020, Messrs. Eduardo de Freitas Teixeira, Francisco Vidal Luna, and Reinaldo Guerreiro were elected as independent members of the Board of Directors. At the Board of Directors’ Meeting of May 14, 2020 members of the Statutory Audit Committee were elected, and Mr. Eduardo de Freitas Teixeira was designated as the Coordinator of the Board.

At the Extraordinary Shareholders' Meeting of November 24, 2021, Wilson Newton de Mello Neto was classified as an independent member of the Board of Directors, and Reinaldo Guerreiro left the Board of Directors and, automatically, the Audit Committee. At the Board of Directors’ Meeting of November 29, 2021, the independent member Wilson Newton de Mello Neto was elected a member of the Statutory Audit Committee.

2.	ACTIVITIES PERFORMED IN THE PERIOD

From March 24, 2020 to March 24, 2021, the Committee held 31 formal meetings with the CFO, supervisors, managers, other employees, internal auditors, independent auditors, and occasional guests. It is worth noting that of these meetings, four were held together with the Fiscal Council.

The main activities performed by the Committee were:

•	Review, approval, and supervision of the Internal Audit’s work annual plan;
•	Monitoring the provisions and legal contingencies;
•	Monitoring the corporate risk management;
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Companhia de Saneamento Básico do Estado de São Paulo - SABESP
•	Monitoring compliance activities;
•	Assessment and monitoring of Internal Controls efficacy;
•	Whistleblower Channel: Monitoring verifications and complaints;
•	Oversight of the independent auditors’ performance;
•	Monitoring of the Ethics Committee’s activities;
•	Monitoring of implementation of action plans, deriving from recommendations of Internal Audit and Independent Auditors;
•	Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations’ implementations;
•	Review of the Sustainability Report;
•	Monitoring the preparation process of financial statements; and
•	Review of the Quarterly Information (ITR), Annual Management Report, Financial Statements, Reference Form, 20-F Form, and Report on the Brazilian Corporate Governance Code; and
•	Assessment and monitoring of the adequacy of Related-party Transactions.

In addition, the Committee invited representatives from several areas to monitor the following items: (i) Accounts receivable; (ii) cash flow evolution; (iii) works of the Permanent Commission for the Evaluation of Amounts Involved in Environmental Contingencies; (iv) Sabesprev – Social Security Plans; (v) Project SiiS – Sabesp’s Integrated Information System (Implantation of Net@ - Commercial System); (vi) Information Security; (vii) Special Purpose Entities – SPE; among others.

Additionally, the Committee members, the Company’s Management, and the Internal and Independent Audit made conference calls or calls via other means of communication to discuss specific aspects related to the Committee’s responsibilities.

3.	RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for improvement actions in control processes and business management. The pending issues and related replies to the proposed actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

4.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls complies with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes, and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity, and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures, and practices and if they have been effectively applied.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Audit Committee supervised the activities related to the implementation and evaluation of internal controls through presentations by the areas responsible for controls and the findings reported by the Internal and Independent Auditors.

5.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL AND INDEPENDENT AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects, and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of the information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements.

The Committee monitored the activities carried out by Internal and Independent Auditors, whether through periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2021.

During the performance of works, the Committee did not identify any situation that could affect the objectivity and independence of Grant Thornton concerning SABESP. Therefore, according to the Audit Committee’s Charter, the Committee informs the Board of Directors that it is not aware of any type of relationship between Grant Thornton and SABESP that may have affected its independence in performing the independent audit of the financial statements for the fiscal year ended December 31, 2021.

No relevant divergences between SABESP’s Management, the Independent Registered Public Accounting Firm, Grant Thornton, and the Audit Committee have been identified concerning the financial statements for the fiscal year ended December 31, 2021.

6.	INTERNAL AUDIT’S STRUCTURE ADEQUACY AND BUDGET

The Audit Committee assessed the structure and budget of the Internal Audit, which were considered appropriate for the performance of its activities.

7.	EVALUATION OF THE QUALITY OF THE FINANCIAL STATEMENTS

Management is responsible for defining and implementing the information systems that produce Sabesp’s financial statements, under Brazilian Corporation Law, accounting practices, standards issued by the Brazilian Securities Exchange Commission (CVM), and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and, for being listed on the New York Stock Exchange (NYSE), compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC, and the Sarbanes-Oxley Act.

The Committee held meetings on several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2021, as well as the respective quarterly information.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of the referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as recommendations and other notes to internal controls and presentation of the financial statements.

The Committee verified that the financial statements are appropriate concerning the accounting practices and Brazilian Corporation Law, as well as the standards issued by the Brazilian Securities and Exchange Commission (CVM) and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the standards issued by SEC and the Sarbanes-Oxley Act.

8.	CONCLUSIONS

The Committee’s opinions and judgments rely on information provided by Sabesp, especially from Management, the Accounting and Legal Superintendencies, Internal Audit, Risk and Compliance Management, and other oversight boards, in addition to the Independent Auditors. The Committee considers that all relevant issues it took cognizance of were fairly reported in the Financial Statements for the year ended December 31, 2021, accompanied by the Unqualified Independent Auditor’s Report. Therefore, the Committee advises the Board of Directors to approve the aforementioned audited Financial Statements.

São Paulo, March 24, 2022.

Eduardo de Freitas Teixeira Coordinator	Francisco Vidal Luna Member	Wilson Newton de Mello Neto Member

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 8, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.